Form 10-K, Exhibit 13
period 1996-03-30
GIGA TRONICS INC
filed 1996-05-30
CIK 719274

Management's Discussion and Analysis

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                           FOR FISCAL 1996, 1995, 1994



       New orders received in 1996 were $20,856,000, a decrease of 21% from 1995, which increased 30% over 1994. In 1996, the decrease reflects large order decreases in both the microwave signal generator (SG) and radio frequency signal generator (RF) product line. In 1995, the increase in orders results from additional orders in both the microwave signal generator and RF product line. Overall, the approximate proportion of net sales coming from defense-related customers was 31% in 1996 and less than 30% in 1995 and 1994. Continuing the focus of a business better balanced between commercial and defense markets has been and remains a major strategic priority. At year-end 1996, the Company's backlog of unfilled orders was $6,112,000, compared to $10,154,000 at the end of 1995 and $5,800,000 at the end of 1994. The decrease in backlog from 1995 to 1996 resulted mostly from a decline in SG product line defense-related orders.

       Net sales for 1996 were $24,898,000, a 13% increase from 1995, which follows a 10% increase in 1995 from 1994. Somewhat greater sales for SG products was the major factor. Gross profit as a percentage of sales increased to 37% in 1996, from 32% in 1995, due to better factory efficiencies. Gross profit as a percentage of sales decreased from 40% to 32% from 1994 to 1995 due to factory inefficiencies associated with the acquired RF signal generator product lines, manufacturing scaleup of new microwave products, inventory reserve increases related to the above product lines, and certain costs for upgrading the Company's management information system. The Company continues to implement programs to improve manufacturing efficiencies and reduce costs.

       Operating expenses decreased 9% in 1996 over 1995. Costs were tightly controlled in many areas despite higher sales. In 1995, operating expenses increased 17% from 1994 due to personnel severance costs (including those associated with the resignation of Mr. Donald F. Bogue as President and Chief Executive Officer) and additional inventory reserves taken for customer demonstration equipment utilized by sales and marketing.

       Amortization expense, relating to the intellectual property and non-compete convenants associated with two prior acquisitions, amounted to $560,000, the same as 1995 and increasing from $410,000 in fiscal 1994. The increase from 1994 to 1995 is due to 1995 being the first fiscal year with the full 12 month effect of the two acquisitions (the RF product line in fiscal 1994 and the power measurement product line in fiscal 1993).

       Interest income increased by 43% to $323,000 in 1996, following a decrease of 28% from 1994 to 1995. The increase in 1996 interest income from 1995 was due primarily to an increase in cash, resulting from an earnings increase and much lower inventory levels. The decrease in 1995 was due to the earnings decline in 1995 and higher inventory balances in fiscal 1995 relative to the inventory level in fiscal 1994. The Company continues to invest principally in securities which are exempt from federal taxes.

       The provision for income taxes in 1996 was $301,000. In 1995, income tax expense was a benefit due to a pretax loss of approximately $2,220,000.

                      Management's Discussion and Analysis


       The Company recorded net earnings of $901,000, or $0.34 per share, in 1996, an increase in earnings per share from a $0.61 loss in 1995, and $0.09 earnings per share in 1994. The improved results in 1996 were due to a sales increase of 13%, an improved gross profit margin, a decrease in operating expenses of 9%, and an increase in interest income. The loss in 1995 was largely a result of delayed product shipments, depressed manufacturing margins in certain microwave and RF signal generator product lines, related inventory reserve increases, personnel severance costs, and certain costs for upgrading the Company's management information systems.

Financial Condition and Liquidity

       At year-end 1996, the Company had $10,785,000 in cash, cash equivalents and investments, compared to $5,768,000 at the beginning of the year. Most of the increase resulted from the higher earnings and lower inventories in 1996. Cash provided from operations amounted to $5,191,000 in 1996, compared to cash provided from operations of $127,000 in 1995, and cash used by operations of $1,267,000 in 1994.

       The Company continues to maintain a strong financial position, with working capital at year-end of $15,830,000, compared to $13,242,000 and $14,209,000 at the end of 1995 and 1994, respectively. The Company's current ratio of 5.3 increased somewhat from the 1995 and 1994 figures.

       Additions to property and equipment were $356,000 in 1996, compared to $670,000 and $673,000 in 1995 and 1994, respectively. This spending reflects continuing investments to support new product development, increase productivity and improve product quality.

         Management believes that the Company has adequate resources to meet its operating and capital expenditure needs for the foreseeable future.


                                                 Balance Sheets

- ----------------------------------------------------------------------------------------------------

YEARS ENDED                                                                 MARCH 30,      MARCH 25,
(IN THOUSANDS, EXCEPT SHARE DATA)                                                1996           1995

Assets
Current Assets
Cash and cash equivalents                                                    $  5,772     $   2,137
Investments                                                                     5,013         3,631
Trade accounts receivable, less allowance for doubtful
    accounts of $222 and $32, respectively                                      2,715         3,524
Inventories                                                                     4,660         6,701
Prepaid expenses                                                                  188           588
Deferred income taxes                                                           1,185           868
                                                                             --------     ---------
    Total current assets                                                       19,533        17,449

Property and Equipment
Machinery and equipment                                                         6,518         6,095
Office furniture and fixtures                                                     322           411
Leasehold improvements                                                            103            93
                                                                             --------     ---------
                                                                                6,943         6,599
Accumulated depreciation and amortization                                      (5,185)       (4,212)
                                                                             ---------    ----------

    Net property and equipment                                                  1,758         2,387
Patents and licenses                                                            1,590         2,150
Other assets                                                                      146           239
                                                                             --------     ---------
Total assets                                                                 $ 23,027     $  22,225
                                                                             ========     =========

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable                                                             $  1,540     $   1,477
Accrued commissions                                                               156           318
Accrued payroll and benefits                                                      474           778
Accrued warranty                                                                  480           417
Accrued earnout payment                                                           393           472
Accrued expenses                                                                  660           745
                                                                             --------     ---------
    Total current liabilities                                                   3,703         4,207
Deferred income taxes                                                             223            --
                                                                             --------     ---------
Total liabilities                                                               3,926         4,207

Shareholders' Equity
Convertible preferred stock of no par value;
    1,000,000 shares authorized; no shares
    outstanding in 1996 and 1995                                                   --            --
Common stock of no par value;
    40,000,000 shares authorized;
    2,602,420 shares in 1996 and 2,569,920
    shares in 1995 issued and outstanding                                       7,925         7,773
Unrealized loss on securities                                                     (47)          (77)
Retained earnings                                                              11,223        10,322
                                                                             --------     ---------
Total shareholders' equity                                                     19,101        18,018
                                                                             --------     ---------
Total liabilities and shareholders' equity                                   $ 23,027     $  22,225
                                                                             ========     =========

See accompanying notes to financial statements.

                                      -20-


                                      Statements of Operations

- ----------------------------------------------------------------------------------------------------
                                                         53 WEEKS ENDED          52 WEEKS ENDED
                                                         --------------     ------------------------
                                                              MARCH 30,     MARCH 25,      MARCH 26,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                              1996          1995           1994

Net sales                                                     $  24,898      $ 21,937      $  19,890
Cost of sales                                                    15,616        15,019         11,947
                                                              ---------      --------      ---------
    Gross profit                                                  9,282         6,918          7,943
                                                              ---------      --------      ---------
Product development expense                                       2,512         2,700          2,569
Selling, general and administrative expenses                      5,488         6,104          4,984
                                                              ---------      --------      ---------
    Operating expenses                                            8,000         8,804          7,553
                                                              ---------      --------      ---------
    Net operating income (loss)                                   1,282        (1,886)           390
Amortization of intangibles                                        (560)         (560)          (410)
Interest income, net                                                323           226            313
Other income                                                        157            --             --
                                                              ---------      --------      ---------
    Earnings (loss) before income taxes                           1,202        (2,220)           293
Provision for income taxes (benefit)                                301          (644)            62
                                                              ---------      ---------     ---------
Net earnings (loss)                                           $     901      $ (1,576)     $     231
                                                              =========      =========     =========

Net earnings (loss) per share of common stock                 $    0.34      $  (0.61)     $    0.09
                                                              =========      =========     =========

Weighted average common shares outstanding                        2,639         2,570          2,570
                                                              =========      ========      =========


See accompanying notes to financial statements.

                                    Statement of Shareholders' Equity

- -------------------------------------------------------------------------------------------------------------------
                                                COMMON STOCK                        UNREALIZED
(IN THOUSANDS, EXCEPT SHARE DATA)          -----------------------    RETAINED       LOSS  ON
                                            SHARES        AMOUNT      EARNINGS       SECURITIES           TOTAL


Balances as of March 27, 1993            2,569,920    $    7,773     $  11,667        $      --      $    19,440
Net earnings                                   --            --            231               --              231
                                         ---------    ----------     ---------        ----------     -----------
Balances as of March 26, 1994            2,569,920         7,773        11,898               --           19,671
Unrealized loss on securities net
      of income tax credit of $41              --            --           --                (77)            (77)
Net loss                                       --            --         (1,576)              --          (1,576)
                                         ---------    ----------     ---------        ----------     -----------
Balances as of March 25, 1995            2,569,920         7,773        10,322              (77)         18,018

Repurchase of stock                        (12,500)          (94)                                           (94)
Exercise of stock options                   45,000           246           --                --             246
Unrealized gain on investments
      net of income tax expense of $16         --            --            --                 30             30
Net earnings                                   --            --            901               --             901
                                        ----------    ----------     ---------        ----------        --------
Balances as of March 30, 1996            2,602,420    $    7,925     $  11,223        $      (47)      $ 19,101
                                        ==========    ==========     =========        ==========       ========




See accompanying notes to financial statements.

                                            Statements of Cash Flows

- ----------------------------------------------------------------------------------------------------
                                                         53 WEEKS ENDED          52 WEEKS ENDED
                                                         --------------     -------------------
(IN THOUSANDS)                                                MARCH 30,      MARCH 25,    MARCH 26,
                                                                   1996          1995          1994
Cash flows from operations:
Net earnings (loss)                                           $     901      $ (1,576)    $     231
Adjustments to reconcile net earnings (loss) to
    net cash provided by (used in) operations:
        Depreciation and amortization                             1,608         1,527         1,263
        Deferred income taxes, net                                  (94)         (296)         (119)

        Changes in operating assets and liabilities
        Trade accounts receivable                                   809          (126)          410
        Inventories                                               2,041           625        (2,104)
        Prepaid expenses                                            400          (434)          111
        Patents and licenses, other assets                           30           (31)         (335)
        Accounts payable                                             63           (68)           (3)
        Accrued commissions                                        (162)          (45)           97
        Accrued payroll and benefits                               (304)          237          (181)
        Accrued warranty                                             63            55            38
        Accrued earnout and other expenses                         (164)          292          (506)
        Income taxes payable                                        --            (33)         (169)
                                                              ---------      ---------    ----------
        Net cash provided by (used in) operations                 5,191           127        (1,267)
                                                              ---------      --------     ----------

Cash flows from investing activities:
Purchases of investments                                         (1,352)          --         (3,749)
Acquisitions                                                         --           --         (1,123)
Additions to property and equipment                                (356)         (670)         (673)
                                                              ----------     ---------    ----------
    Net cash used in investing activities                        (1,708)         (670)       (5,545)
                                                              ----------     --------     ---------

Cash flows from financing activities:
Issuance of common stock                                            246           --             --
Repurchase of common stock                                          (94)          --             --
                                                              ----------     --------     ---------
    Net cash provided by financing activities                       152           --             --
                                                              ---------      --------     ---------

Increase (decrease)  in cash and cash equivalents                 3,635          (543)       (6,812)
Beginning cash and cash equivalents                               2,137         2,680         9,492
                                                              ---------      --------     ---------
Ending cash and cash equivalents                              $   5,772      $  2,137     $   2,680
                                                              =========      ========     =========

Supplementary disclosure of cash flow information:
Cash paid for income taxes                                    $     340      $    255     $      22
                                                              =========      ========     =========



See accompanying notes to financial statements.

                          Notes to Financial Statements

   1     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Description of Operations The Company designs, manufacturers and markets microwave and radio frequency (RF) signal generation and power measurement instruments. The market for the Company is the test and measurement industry. These products are used primarily in the design, production, repair and maintenance of wireless communications, radar and electronic warfare systems.

         Use of Estimates Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

         Revenue Recognition Revenues are recognized when products are shipped. Interest income is recognized when earned.

         Cash Equivalents For purposes of the accompanying statements of cash flows, the Company considers all highly liquid debt instruments with maturity dates of 90 days or less from date of purchase to be cash equivalents.

         Inventories Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

         Property and Equipment Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the respective improvements or the lease term.

         Income Taxes The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 prescribes an asset and liability approach that results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than enactment of changes in tax laws or rates.

         Patents and Licenses Patents and licenses are being amortized using the straight-line method over periods of five to seven years. As of March 30, 1996 and March 25, 1995, accumulated amortization on patents and licenses was $1,741,000 and $1,180,000, respectively.

         Earnings (Loss) Per Share Earnings (loss) per common and common equivalent share is based on the weighted average number of shares of common stock and dilutive common stock equivalent shares outstanding during the year.

         Investments During fiscal 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The Company's investments have been classified as available-for-sale securities and are reported at fair value. Unrealized gains and losses have been reported as a separate component of shareholders' equity.

         Concentration of Credit Risk and Financial Instruments Financial instruments, which potentially subject the Company to credit risk, consist principally of investments and trade accounts receivable. The Company's investments consist principally of variable and fixed rate bonds issued by state and local governmental agencies. The Company individually evaluates the creditworthiness of its customers and generally does not require collateral or other security. Historically, the Company has not incurred any significant credit related losses.

         Fair Market Value of Financial Instruments The carrying amount for the Company's trade accounts receivable, accounts payable and other accrued expenses approximates fair market value because of the short maturity of these financial instruments.

         Recent Accounting Pronouncements In October, 1995 the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 will be effective for fiscal years beginning after December 15, 1995, and will require that the Company either recognize in its financial statements costs related to its employee stock-based compensation plans, such as stock option

                          Notes to Financial Statements

         and stock purchase plans, or make pro forma disclosures of such costs in a footnote to the financial statements.

         The Company expects to continue to use the intrinsic value-based method of Accounting Principles Board Opinion No. 25, as allowed under SFAS No. 123, to account for all of its employee stock-based compensation plans. Therefore, in its financial statements for fiscal 1997, the Company will make the required pro forma disclosures in a footnote to the financial statements. SFAS No. 123 is not expected to have a material effect on the Company's results of operations or financial position.

   2     CASH, CASH EQUIVALENTS AND INVESTMENTS

         Cash and cash equivalents consist of bank and money market accounts, variable and fixed rate bonds, and fixed rate municipal notes which are stated at cost. Investments consist of municipal notes and bonds and U.S. Treasury Bills of varying maturities. The cash equivalents and investments mature or are marketable within 30 days, thus being available for current operating cash needs. As of March 30, 1996, the interest rates on cash, cash equivalents and investments ranged from 3.5% to 6.6%.

         As of March 30, 1996 and March 25, 1995, the Company had $3,822,000 and $4,249,000, respectively, invested in variable and fixed rate bonds and fixed rate notes issued by governmental agencies. The portfolio is diversified, consisting of five and six different governmental agencies located in various geographic regions of the United States as of March 30, 1996 and March 25, 1995, respectively.

   3     ESTIMATED VALUE OF INVESTMENTS

         Certain cash equivalents and all investments have been classified as available-for-sale securities, and as of March 30, 1996 consisted of the following.

- ------------------------------------------------------------------------------------------------------------------
         MARCH 30, 1996
         (IN THOUSANDS)                                       AVAILABLE-FOR-SALE SECURITIES
                                          ----------------------------------------------------------
                                                             GROSS         GROSS         ESTIMATED
                                                        UNREALIZED    UNREALIZED              FAIR
                                                COST         GAINS        LOSSES             VALUE
                                          ----------------------------------------------------------
           U.S. Treasury Bills             $     429      $      1      $     --         $     430
           U.S. Treasury Notes                   498            --             1               497
           Municipal securities                4,158            --            72             4,086
                                           ---------      --------      --------         ---------
                 Total debt securities     $   5,085      $      1      $     73         $   5,013
                                           =========      ========      ========         =========

         There were no realized gains (losses) on sales of available-for-sale securities in fiscal 1996. Unrealized losses on available-for-sale securities are included as a separate component of shareholders' equity net of a tax benefit of $25,000.

         The Company's investments are classified as follows:
- ------------------------------------------------------------------------------------------------------------------
                                                                                         MARCH 30,
                                                                                              1996
         Short-term investments                                                          $   5,013
                                                                                         =========

         The amortized  cost and estimated  fair value of debt  securities as of
         March 30, 1996 are shown below, by contractual maturity.
- ------------------------------------------------------------------------------------------------------------------
         MARCH 30, 1996
         (IN THOUSANDS)                                                         AVAILABLE-FOR-SALE
                                                                       ---------------------------
                                                                                         ESTIMATED
                                                                                              FAIR
                                                                            COST             VALUE
                                                                       ---------------------------
         Due in 90 days or less                                         $  2,689         $   2,693
         Due after 90 days through one year                                2,396             2,320
                                                                        --------         ---------
                                                                        $  5,085         $   5,013
                                                                        ========         =========

                          Notes to Financial Statements

   4     SALES TO SIGNIFICANT CUSTOMERS AND EXPORT SALES

         Sales on contracts with offices and agencies of the U.S. government accounted for 31%, 26%, and 27% of the Company's sales in fiscal 1996, 1995 and 1994, respectively. Export sales accounted for 27%, 20%, and 23% of the Company's sales in fiscal 1996, 1995 and 1994, respectively.

   5     INVENTORIES

- ------------------------------------------------------------------------------------------------------------------
                                                                       MARCH 30,         MARCH 25,
         (IN THOUSANDS)                                                     1996              1995

         Raw materials                                                  $  1,705         $   2,489
         Work-in-progress                                                  2,022             3,347
         Finished goods                                                      933               865
                                                                        --------         ---------
                                                                        $  4,660         $   6,701
                                                                        ========         =========

   6     SELLING EXPENSES

         Selling expenses consist primarily of commissions paid to various marketing agencies. Commission expense totaled $1,598,000, $1,564,000, and $1,420,000 in fiscal 1996, 1995 and 1994, respectively. Advertising costs totaled $583,000, $663,000, and $520,000 for fiscal 1996, 1995 and 1994, respectively.

   7     INCOME TAXES

         Following are the components of the provision for income taxes:

- ------------------------------------------------------------------------------------------------------------------
         YEARS ENDED                                          MARCH 30,     MARCH 25,        MARCH 26,
         (IN THOUSANDS)                                            1996          1995            1994
         Current:
              Federal                                         $     319     $    (307)       $    114
              State                                                  91            --              67
                                                              ---------     ---------        --------
                                                                    410          (307)            181

         Deferred:
              Federal                                              (104)         (337)           (154)
              State                                                  (5)          --               35
                                                              ----------    ---------        --------
                                                                   (109)         (337)           (119)
                                                              ----------    ---------        --------

         Provision for income taxes (benefit)                 $     301     $    (644)       $     62
                                                              =========     ==========       ========

                          Notes to Financial Statements


         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

- -------------------------------------------------------------------------------------------------------------------
         YEARS ENDED                                                     MARCH 30,      MARCH 25,
         (IN THOUSANDS)                                                       1996           1995
         Current tax assets, net                                           $ 1,185        $   868
         Noncurrent tax liabilities, net                                      (223)            --
                                                                           --------       -------
         Net deferred taxes                                                $   962        $   868
                                                                           =======        =======

         Future state tax effect                                           $    29        $  (133)
         Allowance for doubtful accounts                                        96             14
         Fixed asset depreciation                                             (223)           (91)
         Inventory reserves and additional costs capitalized                 1,059            936
         Inventory purchase accounting difference                               --            (11)
         Deferred revenue                                                       71             58
         Alternative minimum federal tax credit carryforward                    16             47
         Accrued vacation                                                       92            118
         Accrued warranty                                                      170            152
         Other accrued liabilities                                              59            130
         General business credit carryforward                                  115            184
         State net operating loss carryforward                                  --             37
         Unrealized loss on equity securities                                   25             --
         Valuation allowances                                                 (547)          (573)
                                                                           --------       --------
                                                                           $   962        $   868
                                                                           =======        =======

                                      -27-

                          Notes to Financial Statements

         Income tax expense differs from the amounts computed by applying the U.S. federal income tax rate to pretax income as a result of the following:

- -----------------------------------------------------------------------------------------------------------
YEARS ENDED                                       MARCH 30,            MARCH 25,           MARCH 26,
(IN THOUSANDS, EXCEPT PERCENTAGES)                     1996                 1995                1994

Statutory federal income tax             $  409       34%     $ (755)     (34.0)% $   99       34.0%
Beginning of year change in deferred
    tax asset valuation allowance           (26)    (2.2)        236       10.6       --       --
State income tax, net of
    federal benefit                          56      4.7          --       --         68       23.1
Nontax deductible expenses                   20      1.6          34        1.5       --       --
Interest income exempt
    from federal tax                        (52)    (4.3)        (66)      (3.0)     (92)     (31.4)
Tax credits                                (106)    (8.8)       (122)      (5.5)     (27)      (9.3)
Other                                        --       --          29        1.3       14        6.2
                                         ------   --------    ------  ---------   ------    -------
Effective income tax                     $  301       25%     $ (644)     (29.1)% $   62       22.6%
                                         ======    ======     ======= ==========  ======    =======




   8     STOCK OPTION AND EMPLOYEE BENEFIT PLANS

         Stock Option Plans In March 1990, the Company established a stock option plan which provided for the granting of up to 300,000 shares of common stock at 100% of fair market value at the date of grant, with each grant needing approval by the Board of Directors of the Company. Options granted vest in one or more installments as set forth in the option agreement and must be exercised while the grantee is employed by the Company or within a certain period after termination of employment. Options granted to employees shall not have terms in excess of 10 years from the grant date. In May 1994, the Company amended the 1990 Stock Option Plan to allow the total number of shares of common stock available for issuance to be increased by 100,000 shares to 400,000 shares. During fiscal 1995, the Company offered option holders the opportunity to have outstanding options repriced to current fair value, with the related vesting period starting over. The Company cancelled and reissued (repriced) 77,900 options pursuant to the repricing. Options granted vest in annual installments and must be exercised while the grantee is employed by the Company, or within a certain period after termination of employment. During fiscal 1996, 45,000 options were exercised. As of March 30, 1996, the total number of shares of common stock available for issuance is 355,000. As of March 30, 1996, 157,900 options for shares have been granted, all of which have a term of 5 years.
                  Holders of options may be granted stock appreciation rights which entitle them to surrender outstanding options for a cash distribution under certain changes in ownership of the Company, as defined in the stock option plan.

                          Notes to Financial Statements


         Following is a summary of stock option activity:
- ----------------------------------------------------------------------------------------------------------
                                                                          SHARES         OPTION PRICE
Outstanding as of March 27, 1993                                         361,000          5.50-8.50
    Cancelled                                                            (41,750)         5.88-8.50
    Granted                                                               30,000               6.25
                                                                  --------------
Outstanding as of March 26, 1994                                         349,250          5.50-8.50

    Cancelled                                                           (260,900)         5.50-8.50
    Granted                                                              124,800          4.00-5.50
                                                                  --------------
Outstanding as of March 25, 1995                                         213,150          4.00-7.25
    Exercised                                                            (45,000)         4.00-5.87
    Cancelled                                                            (37,250)         4.00-7.25
     Granted                                                              27,000               7.75
                                                                  --------------
Outstanding as of March 30, 1996                                         157,900          4.00-7.75
                                                                  ==============

         As  of  March  30,  1996,   options  to  purchase  48,350  shares  were
exercisable at prices ranging from $4.00 to $7.00 per share.

401(k) Plan The Company has adopted a 401(k) plan which covers substantially all employees. Participants may make voluntary contributions to the plan up to 15% of their defined compensation. The Company is required to match 50% of the first 5% contributed by plan participants. The Company added a discretionary match of 20% of the first 5% contributed by plan participants for calendar 1995. Participants vest ratably in the Company contribution over a four-year period. Company contributions to the plan for fiscal 1996 and 1995 were approximately $127,000 and $101,100, respectively.

                          Notes to Financial Statements

   9              COMMITMENTS AND CONTINGENCIES

         On December 6, 1993,  the Company  entered into an agreement to lease a
         47,300 square foot  facility  located in San Ramon,  California,  for a period of 10 years  commencing  April 15,  1994,  and ending  April 14,
         2004. On June 22, 1995, the Company renegotiated the lease. The revised expiration date is December 31, 2006. The facility  accommodates all of the Company's present operations. The future minimum lease payments are shown below:
- ---------------------------------------------------------------------------------------------------------------------------

         FISCAL YEARS
         1997                                                                            $    561,737
         1998                                                                                 568,368
         1999                                                                                 568,368
         2000                                                                                 625,678
         2001                                                                                 630,888
         Remaining six years                                                                3,858,742
                                                                                        --------------
                                                                                        $   6,813,781
                                                                                        =============



         The aggregate rental expense was $637,000, $568,000 and $595,000 in fiscal 1996, 1995 and 1994, respectively.

         The Company maintains a $2,000,000 line of credit collateralized by all of the Company's assets. This line of credit bears interest at prime plus 2.25% and expires on July 31, 1996. As of March 30, 1996, none of this line has been utilized.

   10    SUBSEQUENT EVENT

         On May 2, 1996 the Company entered into an agreement to merge with ASCOR, Inc., a private company that designs, manufactures and markets a line of switching and connecting devices. The merger will be accounted for as a pooling-of-interests. Accordingly the historical accounts of ASCOR will be combined with those of the Company as if they had always been merged. The merger is expected to be effective in June 1996. The merger is subject to final approval of the transaction by Giga-tronics and ASCOR shareholders.


         If the merger had been effective as of March 30, 1996 revenues, net earnings (loss) and earnings (loss) per share would have been as follows:

                                                               1996           1995            1994
                                                               ----           ----            ----
         Revenues (000's)                                 $    30,811    $    25,969    $    23,467
         Net earnings (loss) (000's)                            1,865           (867)         1,305
         Earnings (loss) per share                        $      0.55    $     (0.26)   $      0.40

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
Giga-tronics Incorporated:



         We  have  audited  the  accompanying  balance  sheets  of  Giga-tronics
Incorporated as of March 30, 1996, and March 25, 1995, and the related statements of operations, shareholders' equity and cash flows for the fifty-three week period ended March 30, 1996, and for each of the fifty-two week periods in the two-year period ended March 25, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Giga-tronics Incorporated as of March 30, 1996, and March 25, 1995, and the results of its operations and its cash flows for the fifty-three week period ended March 30, 1996, and for each of the fifty-two week periods in the two-year period ended March 25, 1995, in conformity with generally accepted accounting principles.







                                               KPMG Peat Marwick LLP



San Jose, California
April 18, 1996
except as to note 10, which is as of May 2, 1996


                                     Information for Shareholders


Summary of Operations:

- ------------------------------------------------------------------------------------------------------
                                 53 WEEKS ENDED                    52 WEEKS ENDED
                              -----------------    ---------------------------------------------------
                                      MARCH 30,    MARCH 25,     MARCH 26,    MARCH 27,    MARCH 28,
(IN THOUSANDS)                             1996         1995          1994         1993         1992

Net sales                              $ 24,898     $ 21,937     $  19,890     $ 23,085     $ 16,181
Gross profit                              9,282        6,918         7,943        9,287        5,503
Operating expenses                        8,000        8,804         7,553        7,367        4,847
Interest income, net                        323          226           313          244          414
Earnings (loss) before income taxes       1,202       (2,220)          293        1,954        1,070
Net earnings (loss)                         901       (1,576)          231        1,327          878
Net earnings (loss) per share          $   0.34     $  (0.61)    $    0.09      $  0.52     $   0.34




Financial Position:

- ------------------------------------------------------------------------------------------------------
                                 53 WEEKS ENDED                    52 WEEKS ENDED
                              -----------------    ---------------------------------------------------
                                      MARCH 30,    MARCH 25,     MARCH 26,    MARCH 27,    MARCH 28,
(IN THOUSANDS, EXCEPT RATIO)               1996         1995          1994         1993         1992


Current ratio                               5.3          4.1           4.8          4.9         11.7
Working capital                        $ 15,830     $ 13,242     $  14,209     $ 15,370     $ 16,588
Total assets                             23,027       22,225        23,580       23,597       19,817
Shareholders' equity                     19,101       18,018        19,671       19,440       18,113
Shares of common stock                    2,602        2,570         2,570        2,570        2,570


Percentage Data:


- ------------------------------------------------------------------------------------------------------
                                 53 WEEKS ENDED                       52 WEEKS ENDED
                              -----------------    ---------------------------------------------------
                                      MARCH 30,    MARCH 25,     MARCH 26,    MARCH 27,    MARCH 28,
                                           1996         1995          1994         1993         1992


Percent of net sales:
      Gross profit                        37.3%         31.5%        39.9%        40.2%        34.0%
      Operating expenses                  32.1          40.1         38.0         31.9         30.0
      Interest income, net                 1.3           1.0          1.6          1.1          2.6
      Earnings (loss) before income taxes  4.8         (10.1)         1.5          8.5          6.6
      Net earnings (loss)                  3.6          (7.2)         1.2          5.7          5.4



                                       Information for Shareholders

Quarterly Financial Information (Unaudited)

- ------------------------------------------------------------------------------------------------------
(IN THOUSANDS EXCEPT PER SHARE DATA)                                        1996
                                               -------------------------------------------------------

                                               FIRST       SECOND      THIRD     FOURTH         YEAR
Net sales                                    $  6,261    $  6,212    $  6,171   $  6,254    $ 24,898
Gross profit                                    2,285       2,314       2,264      2,419       9,282
Operating expenses                              2,112       2,036       1,862      1,990       8,000
Interest income, net                               52          76          91        104         323
Earnings before income taxes                      157         287         360        398       1,202
Net earnings                                      118         215         270        298         901
Net earnings per share                       $   0.05    $   0.08    $   0.10   $   0.11    $   0.34
Shares of common stock                          2,570       2,570       2,570      2,602       2,602

- ------------------------------------------------------------------------------------------------------

(IN THOUSANDS EXCEPT PER SHARE DATA)                                      1995
                                               -------------------------------------------------------

                                               FIRST       SECOND      THIRD     FOURTH         YEAR

Net sales                                    $  5,547    $  5,606    $  5,853   $  4,931    $ 21,937
Gross profit                                    2,205       2,103       2,298        312       6,918
Operating expenses                              1,954       1,858       2,033      2,959       8,804
Interest income, net                               35          52          48         91         226
Earnings (loss) before income taxes               147         157         173     (2,697)    (2,220)
Net earnings (loss)                                93         102         129     (1,900)    (1,576)
Net earnings (loss) per share                $   0.04    $   0.04    $   0.05   $  (0.74)   $ (0.61)
Shares of common stock                          2,570       2,570       2,570      2,570       2,570



Common Stock Market Prices

The  Company's  common stock is traded over the counter on  NASDAQ/NMS  National
Market System using the symbol "GIGA." The number of record holders of the Company's common stock as of March 30, 1996 exceeded 300. The table below shows the high and low closing bid quotations for the common stock during the indicated fiscal periods.

                                          1996          HIGH     LOW       1995          HIGH     LOW
                                          ---------------------------      -----------------------------
First Quarter                             (3/26-6/24)     7-7/8  6          (3/27-6/25)    7-1/4   5-7/8
Second Quarter                            (6/25-9/30)    10-1/2  6-3/4      (6/26-9/24)    6       4-3/4
Third Quarter                             (10/1-12/30)    9      6-7/8      (9/25-12/24)   6-3/8   5
Fourth Quarter                            (12/31-3/30)    8      6-5/8      (12/25-3/25)   6-3/16  4


                                      -33-
