Form 10-K, Exhibit 13
period 1997-03-29
GIGA TRONICS INC
filed 1997-06-13
CIK 719274

                                                                    EXHIBIT 13.0




                      MANAGEMENT'S DISCUSSION AND ANALYSIS



RESULTS OF OPERATIONS FOR FISCAL 1997, 1996 AND 1995

         The Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report to Stockholders contain forward-looking statements that involve risks and uncertainties. The actual results may differ significantly from the results discussed in the forward looking statements. Factors that might cause such a difference include, but are not limited to, those discussed herein.

         The merger of ASCOR, Inc. was completed in fiscal 1997 and was accounted for by the pooling of interests method of accounting, accordingly financial results for all periods reflect the consolidated Company. The merger joined two companies with products and markets in the test and measurement business.

         New orders received in 1997 were $25,039,000, a decrease of 5% from 1996, which decreased 6% over 1995. In 1997, the decrease reflects order reductions of approximately 40% in the signal generator (SG) line caused by the maturing of the product line, delays in new product releases and continued constraints on military budgets, offset by an increase of approximately 29% in the power meter (PM) line. The increase in PM orders in 1997 is due to new product releases and growth in the size of the commercial wireless telecommunications market. In 1996, the decrease in orders reflects large order declines in both the SG and radio frequency (RF) product lines.

         At year-end 1997, the Company's backlog of unfilled orders was $5,007,000, compared to $8,854,000 at the end of 1996 and $13,177,000 at the
end of 1995. The decrease in backlog from 1996 to 1997 resulted from a continued decline in SG product line defense-related orders. The 1995 backlog was unusually high due to large SG orders taken in the last quarter and reduced levels of shipping during fiscal year 1995 caused by manufacturing constraints. The decline in backlog from 1995 to 1996 was caused by the higher levels of shipments in 1996 as production efficiencies improved along with a reduction in new SG orders.

         Net sales for 1997 were $28,886,000, a 6% decrease from 1996, which follows a 19% increase in 1996 from 1995. Reduced sales volume for SG products was the major factor for the sales decline in 1997. The $3.0 million decline in SG sales was partially offset by increased sales in the power meter and the switching modules product lines. Average selling prices in the SG and RF lines were also lower in 1997 due to non-recurring discounts on certain large international orders. The increase in sales in 1996 was a result of the high defense-related backlog at the beginning of the year and the ability to ship more products as inventory and production efficiencies improved with the implementation of the new manufacturing information system. Overall, the approximate proportion of net sales coming from defense-related customers was 37% in 1997, 42% in 1996, and 36% in 1995.

         Gross profit as a percentage of sales increased to 38% in 1997 from 37% in 1996 as manufacturing efficiencies offset the lower sales prices and lower sales volume. Gross profit as a percentage of sales increased to 37% in 1996 from 33% in 1995 due to improved manufacturing efficiencies in 1996 and the effect in 1995 of additional required inventory reserves.

         Operating expenses decreased 7% in 1997 over 1996. Costs were notably lower in sales and marketing due to lower advertising and commission expenses. Advertising expenses decreased due to an effort to reduce the advertising frequency while increasing the focus by targeting specific publications. Commission expenses declined as a result of reduced sales. In 1996, operating expenses decreased 4% over 1995 as costs were tightly controlled in many areas despite higher sales. Amortization expense, relating to the intellectual property and non-compete covenants associated with two prior acquisitions, amounted to $559,000 in 1997 and $560,000 in 1996 and 1995. As a result of a commitment to increase research and development activity, the Company expects operating expenses to increase in the near term.

         Net interest income increased by 115% to $586,000 in 1997, following a 31% increase from 1995 to 1996. The increase in interest income from 1995 to 1997 was due primarily to an increase in available cash for investment, resulting from lower inventory levels and positive earnings in 1996 and 1997.

         The provision for income taxes in 1997 was $546,000, or 25% of pre-tax income. The provision for income taxes in 1996 was $242,000, or 12% of pre-tax income. The change in tax rate was due principally to the utilization of tax loss carryovers in 1996 associated with the acquired subsidiary for which it had previously not taken benefit.

         The Company recorded net earnings of $1,644,000, or $0.48 per share, in 1997, an 8% decrease in earnings per share from $0.52 in 1996. Earnings per share in 1996 of $0.52 was a substantial increase over the $0.27 loss in 1995. The decline in 1997 net earnings was due to the sales decrease of 6%, offset in part by 7% lower operating expenses and higher net interest income. The improvement in results in 1996 over 1995 was due mostly to non-recurring charges in 1995 of approximately $1.2 million related to the Company's San Ramon facility. These charges included additions to the Company's inventory reserves, new product start-up costs, severance costs, inventory write-offs, and costs for upgrading the management information system.



FINANCIAL CONDITION AND LIQUIDITY

         As of March 29, 1997, the Company had $13,806,000 in cash, cash equivalents and investments, compared to $11,236,000 as of March 30, 1996 and $7,033,000 as of March 25, 1995. Cash provided from operations amounted to $3,480,000 in 1997, compared to cash provided from operations of $4,584,000 in 1996, and cash provided from operations of $524,000 in 1995. In 1997 and 1996, cash provided from operations was principally due to earnings and significant reductions in inventories. In 1995, cash provided was negligible due principally to large operating losses.

         The Company continues to maintain a strong financial position, with working capital at year-end of $20,149,000 compared to $17,206,000 and $13,940,000 at the end of 1996 and 1995, respectively. The Company's current ratio of 6.1 increased from the 1996 and 1995 current ratio of 4.1 and 3.0, respectively. The Company maintains a one million dollar line of credit collateralized by the Company's cash equivalents and marketable securities. This line of credit has never been utilized.

         Additions to property and equipment were $636,000 in 1997, compared to $633,000 and $745,000 in 1996 and 1995, respectively. This spending reflects continuing investments to support new product development, increased productivity and improved product quality. Other cash flows for 1997 included $376,000 inflow from the issuance of common stock, $730,000 outflow for the repayment of notes, and $1,639,000 outflow for the net purchase of short-term investments. The common stock was issued in connection with the exercise of stock options.

The notes payable were obligations of the Company's acquired subsidiary and
were subsequently paid off.   The investments are principally marketable
securities, which are classified as available for sale. In 1996 and 1995, respectively, net cash used in investing activities included $1.5 million and $.2 million for purchases of short-term investments.

         Management believes that the Company has adequate resources to meet its operating and capital expenditure needs for the foreseeable future. The Company intends to increase product development expenditures substantially in the near term for the purpose of broadening its product base, especially in the SG and RF lines where orders have been declining in recent years. It is the Company's intention to broaden its product lines and expand its markets, both by internal development of new products and through the acquisition of other business entities. From time to time, the Company considers a variety of acquisition opportunities. Such acquisition activity could increase the Company's operating expenses and require additional capital resources.

                          CONSOLIDATED BALANCE SHEETS


--------------------------------------------------------------------------------------
Years Ended                                            March 29, 1997   March 30, 1996

(In thousands except share data)
Assets
Current Assets
Cash and cash equivalents                                    $  6,796        $  5,923
Investments                                                     7,010           5,313
Trade accounts receivable, less allowance for doubtful
   accounts of $236 and $235, respectively                      3,190           3,658
Inventories                                                     5,219           6,293
Prepaid expenses                                                  317             228
Deferred income taxes                                           1,562           1,305
                                                             --------        --------
   Total current assets                                        24,094          22,720
                                                             --------        --------
Property and Equipment
Machinery and equipment                                         7,462           7,277
Office furniture and fixtures                                     543             518
Leasehold improvements                                            121             106
                                                             --------        --------
                                                                8,126           7,901
Accumulated depreciation and amortization                      (6,295)         (5,779)
                                                             --------        --------
   Net property and equipment                                   1,831           2,122
Patents and licenses                                            1,030           1,590
Other assets                                                       66             152
                                                             --------        --------
Total assets                                                 $ 27,021        $ 26,584
                                                             ========        ========

--------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable                                             $  1,688        $  2,070
Accrued commissions                                               175             277
Accrued payroll and benefits                                      703             666
Accrued warranty                                                  590             580
Accrued earnout payment                                          --               393
Accrued expenses                                                  789             798
Notes payable                                                    --               730
                                                             --------        --------
   Total current liabilities                                    3,945           5,514
Deferred income taxes                                             161             223
Obligation under capital lease, long term                          20              30
                                                             --------        --------
Total liabilities                                               4,126           5,767
                                                             --------        --------

Commitments                                                      --              --

Shareholders' Equity
Convertible preferred stock of no par value;
   1,000,000 shares authorized; no shares
   outstanding in 1996 and 1997                                  --              --
Common stock of no par value;
   40,000,000 shares authorized;
   3,379,199 shares in 1997 and 3,323,649
   shares in 1996 issued and outstanding                       10,919          10,543

Unrealized gain (loss) on securities                               11             (47)
Retained earnings                                              11,965          10,321
                                                             --------        --------
Total shareholders' equity                                     22,895          20,817
                                                             --------        --------
Total liabilities and shareholders' equity                   $ 27,021        $ 26,584
                                                             ========        ========


--------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements

                     CONSOLIDATED STATEMENTS OF OPERATIONS



-----------------------------------------------------------------------------------------------------
 Years Ended                                     March 29, 1997      March 30, 1996    March 25, 1995
 (In thousands except per share data)
Net sales                                             $ 28,886           $ 30,811           $ 25,969
Cost of sales                                           18,023             19,425             17,396
                                                      --------           --------           --------
                 Gross profit                           10,863             11,386              8,573
Product development expense                              2,722              2,726              2,928
Selling, general and administrative expenses             5,971              6,590              6,768
                                                      --------           --------           --------
         Operating expenses                              8,693              9,316              9,696
                                                      --------           --------           --------
         Net operating income (loss)                     2,170              2,070             (1,123)
Amortization of intangibles                               (559)              (560)              (560)
Interest income, net                                       586                272                207
Other income (expense)                                      (7)               200                 17
                                                      --------           --------           --------
         Earnings (loss) before income taxes             2,190              1,982             (1,459)
Provision for income taxes (benefit)                       546                242               (592)
                                                      --------           --------           --------
Net earnings (loss)                                   $  1,644           $  1,740           $   (867)
                                                      ========           ========           ========
Net earnings (loss) per share of common               $   0.48           $   0.52           $  (0.27)
stock
Weighted average common shares outstanding               3,411              3,360              3,259
-----------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



-------------------------------------------------------------------------------------------------------------------
 (In thousands, except share data)               Common Stock
                                        ---------------------------   Retained       Unrealized Gain
                                          Shares       Amount         Earnings    (Loss) on Investments     Total
Balances as of March 26, 1994           3,259,447    $  10,379     $   9,448           $     ---          $  19,827

Unrealized loss on investments,
    net of income tax credit of $41           ---          ---           ---                 (77)               (77)

Net loss                                      ---          ---          (867)                ---               (867)
-------------------------------------------------------------------------------------------------------------------

Balances as of March 25, 1995           3,259,447       10,379         8,581                 (77)            18,883


Repurchase of stock                       (12,500)         (94)          ---                 ---                (94)

Exercise of stock options                  76,702          258           ---                 ---                258
Unrealized gain on investments,
    net of income tax expense of $16          ---          ---           ---                  30                 30

Net earnings                                  ---          ---         1,740                 ---              1,740
-------------------------------------------------------------------------------------------------------------------

Balances as of March 30, 1996           3,323,649       10,543        10,321                 (47)            20,817

Exercise of stock options                  55,550          275           ---                 ---                275

Tax benefit associated with
    exercise of stock options                 ---          101           ---                 ---                101

Unrealized gain on investments,
    net of income tax expense of  $31         ---          ---           ---                  58                 58

Net earnings                                  ---          ---         1,644                 ---              1,644
-------------------------------------------------------------------------------------------------------------------
Balances as of March 29, 1997           3,379,199    $  10,919     $  11,965           $      11          $  22,895
===================================================================================================================



See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS




---------------------------------------------------------------------------------------------------------------
Years Ended                                                March 29, 1997     March 30, 1996     March 25, 1995

(In thousands)
 Cash flows from operations:
 Net earnings (loss)                                          $  1,644           $  1,740           $   (867)
 Adjustments to reconcile net earnings (loss) to
         net cash provided by operations:
               Depreciation and amortization                     1,486              1,659              1,525
               Deferred income taxes, net                         (319)              (214)              (296)

               Changes in operating assets and liabilities
               Trade accounts receivable                           468                266               (244)
               Inventories                                       1,074              2,112               (327)
               Prepaid expenses                                    (89)               385               (414)
               Accounts payable                                   (382)               420                (50)
               Accrued commissions                                (102)               (41)               (45)
               Accrued payroll and benefits                         37               (219)               252
               Accrued warranty                                     10                113                 57
               Accrued earnout and other expenses                 (300)              (211)               214
               Customer advances                                    --             (1,453)               732
               Income taxes payable                                (47)                27                (13)
                                                              --------           --------           --------
               Net cash provided by operations                   3,480              4,584                524
                                                              --------           --------           --------

 Cash flows from investing activities:
 Patents and licenses, other assets                                 87                 93                 31
 Purchases of investments                                      (27,605)            (7,315)           (11,187)
 Maturities of investments                                      25,966              5,863             10,987
 Additions to property and equipment                              (636)              (633)              (745)
                                                              --------           --------           --------
 Net cash used in investing activities                          (2,188)            (1,992)              (914)
                                                              --------           --------           --------

 Cash flows from financing activities:
 Proceeds (repayment) on line of credit                            (55)                55               --
 Principal payment on notes payable                               (730)               (81)              --
 Principal payment on obligation, capital lease                    (10)                (9)                (7)
 Issuance of common stock                                          376                258               --
 Repurchase of common stock                                       --                  (94)              --
                                                              --------           --------           --------
 Net cash provided by (used in) financing activities              (419)               129                 (7)
                                                              --------           --------           --------


 Increase (decrease) in cash and cash equivalents                  873              2,721               (397)
 Beginning cash and cash equivalents                             5,923              3,202              3,599
                                                              --------           --------           --------
 Ending cash and cash equivalents                             $  6,796           $  5,923           $  3,202


------------------------------------------------------------------------------------------------------------

 Supplementary disclosure of cash
 flow information:

 Cash paid for income taxes                                   $    906           $    376           $    270
 Cash paid for interest                                             45                 50                 51

 Noncash transactions:
 Purchase under capital lease obligation                      $   --             $   --             $     55
------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





1        BUSINESS COMBINATION

         In July 1996, Giga-tronics Incorporated completed a merger with ASCOR, Inc., hereafter collectively referred to as the Company, by issuing approximately 721 thousand common shares in exchange for all of the stock of ASCOR, Inc. The merger has been accounted for as a pooling of interests, and accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the results of operations, financial position and cash flows of ASCOR, Inc.

         Prior to the merger, ASCOR's fiscal year ended on September 30. In recording the business combination, ASCOR's prior period financial statements have been restated to a year ended March, to conform with Giga-tronics fiscal year end. There were no transactions between Giga-tronics and ASCOR prior to the merger.

         The results of operations for the separate companies and the combined amounts presented in the consolidated financial statements follow.


         (In thousands)               Three Months Ended        Year Ended            Year Ended
                                        June 29, 1996         March 30, 1996         March 25, 1995
         Net Sales
              Giga-tronics                 $  5,855               $ 24,898               $ 21,937
              ASCOR                           1,938                  5,913                  4,032
                                           --------               --------               --------
              Combined                        7,793                 30,811                 25,969
                                           ========               ========               ========

         Net Earnings (loss)
              Giga-tronics                      285                    901                 (1,576)
              ASCOR                             220                    839                    709
                                           --------               --------               --------
              Combined                     $    505               $  1,740               $   (867)
                                           ========               ========               ========


         Transaction costs related to the merger were approximately $180,000 and $125,000 in fiscal year 1997 and 1996 respectively. Transaction costs consist principally of transaction fees for the investment bankers, attorneys, accountants, financial printing and other related charges and are included in general and administrative expenses in the accompanying Consolidated Statement of Operations.

2        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The Company     The accompanying consolidated financial statements
         include the accounts of Giga-tronics and ASCOR, its wholly owned subsidiary. Giga-tronics designs, manufactures and markets microwave and radio frequency (RF) signal generation and power measurement instruments. These products are used primarily in the design, production, repair and maintenance of wireless communications, radar and electronic warfare systems. ASCOR designs and manufactures modular, computer-based automatic test system equipment used for testing computer assemblies. The Company's products are principally sold to customers in the test and measurement industry. The Company has no foreign operations, and all non-U.S. sales are made in U.S. dollars, and, therefore, there is no currency risk on these transactions.

         Principles of Consolidation     The consolidated financial statements
         include the accounts of Giga-tronics and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

         Use of Estimates     The preparation of financial statements in
         conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Fiscal Year     The Company's financial reporting year consists of
         either a 52 week or 53 week period ending on the Saturday nearest to the end of the month of March. Fiscal years 1997 and 1995 each contained 52 weeks, and fiscal year 1996 contained 53 weeks.

         Revenue Recognition     Revenues are recognized when products are
         shipped.  Interest income is recognized when earned.

         Cash Equivalents     For purposes of the accompanying statements of
         cash flows, the Company considers all highly liquid debt instruments with remaining maturity dates of 90 days or less from date of purchase to be cash equivalents.

         Inventories     Inventories are stated at the lower of cost or market.
         Cost is determined on a first-in, first-out basis.

         Property and Equipment     Property and equipment are stated at cost.
         Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which range from three to ten years. Leasehold

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the respective improvements or the lease term.

         Income Taxes     Income taxes are accounted for under the asset and
         liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         Patents and Licenses     Patents and licenses are being amortized
         using the straight-line method over periods of five to seven years. As of March 29, 1997 and March 30, 1996, accumulated amortization on patents and licenses was $2,300,000 and $1,741,000, respectively.

         Earnings  (Loss) Per Share     Earnings (loss) per share is based on
         the weighted average number of shares of common stock and dilutive common stock equivalent shares outstanding during the year.

         Investments     The Company's investments in debt securities are
         classified as available-for-sale securities and are reported at fair value. The cost of securities sold is determined based on the specific identification method. Unrealized gains and losses are reported as a separate component of shareholders' equity.

         Product Development Costs Product development costs are charged to operations in the year incurred.

         Financial Instruments and Concentration of Credit Risk    Financial
         instruments, which potentially subject the Company to credit risk, consist principally of investments and trade accounts receivable.
         The Company's investments consist principally of variable and fixed rate bonds issued by state and local governmental agencies. The portfolio is diversified, consisting of nine and five different governmental agencies located in various geographic regions of the United States as of March 29, 1997 and March 30, 1996, respectively. Concentration of credit risk in trade accounts receivable results primarily from sales to major customers. The Company individually evaluates the creditworthiness of its customers and generally does not require collateral or other security. Historically, the Company has not incurred any significant credit related losses.

         Fair Market Value of Financial Instruments    The carrying amount for
         the Company's trade accounts receivable, accounts payable, notes payable and other accrued expenses approximates fair market value because of the short maturity of these financial instruments.

         Recent Accounting Pronouncements    In October, 1995 the Financial
         Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 is effective for fiscal years beginning after December 15, 1995, and requires that the Company either recognize in its financial statements costs related to its employee stock-based compensation plans, such as stock option and stock purchase plans, or make pro forma disclosures of such costs in a footnote to the financial statements. The Company has elected to continue to use the intrinsic value-based method of Accounting Principles Board Opinion No. 25, as allowed under SFAS No. 123, to account for all of its employee stock-based compensation plans. Therefore, in its financial statements for fiscal 1997, the Company has made the required pro forma disclosures in a footnote to the financial statements. SFAS No. 123 did not have a material effect on the Company's results of operations or financial position.

         The Financial Accounting Standards Board recently issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires the presentation of basic earnings per share ("EPS") and, for companies with complex capital structures, diluted EPS. SFAS No. 128 is effective for annual and interim periods ending after December 31, 1997. The Company expects that basic EPS will be higher than primary earnings per share and that diluted EPS will not differ materially from fully diluted earnings per share as presented in the accompanying consolidated financial statements.

         In March 1995, the FASB issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The new standard requires long-lived assets to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted SFAS No. 121 in fiscal 1996, which did not have a material impact on the Company's consolidated results of operations or financial position.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3        CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

         Cash, cash equivalents, and short-term investments consisted of the following at March 29, 1997 and March 30, 1996:


------------------------------------------------------------------------------------------------------------------------
         March 29, 1997
         (In thousands)
                                                    Cash and Cash Equivalents                  Short-term Investments
                                                    -------------------------                  ----------------------
                                                 Amortized              Fair               Amortized               Fair
                                                    Cost                Value                Cost                  Value
                                                    ----                -----                ----                  -----
         Cash                                      $4,049               $4,049                $ ---                $ ---
         Money Market Funds                           647                  647                  104                  104
         U.S. Government Securities                  --                   --                  3,004                2,996
         Municipal Obligations                      2,100                2,100                2,026                2,020
         Other Marketable Securities                 --                   --                  1,859                1,890
                                                   ------               ------               ------               ------
             Total debt securities                 $6,796               $6,796               $6,993               $7,010
                                                   ======               ======               ======               ======



------------------------------------------------------------------------------------------------------------------------
         March 30, 1996
         (In thousands)
                                                   Cash and Cash Equivalents                    Short-term Investments
                                                  ---------------------------                 -------------------------
                                                 Amortized              Fair                Amortized              Fair
                                                    Cost                Value                  Cost                Value
                                                    ----                -----                  ----                -----
         Cash                                      $5,923               $5,923               $  --                $  --

         Money Market Funds                          --                   --                    343                  343

         U.S. Government Securities                  --                   --                    927                  927
         Municipal Obligations                       --                   --                  2,895                2,823
         Other Marketable Securities                 --                   --                  1,220                1,220
                                                   ------               ------               ------               ------
             Total debt securities                 $5,923               $5,923               $5,385               $5,313
                                                   ======               ======               ======               ======

         There were no realized gains (losses) on sales of available-for-sale securities in fiscal 1997 and fiscal 1996. Unrealized gains (losses) on available-for-sale securities were $17,000 and ($72,000) in fiscal year 1997 and 1996, respectively, and are included net of a tax benefit as a separate component of shareholders' equity.

         As of March 29, 1997, all of the Company's short term investments mature within one year, except for approximately $1,020,000 of Municipal securities which have maturities of between one and two years. These securities have interest rates that ranged from 3.4% to 6.5%. As of March 30, 1996, all of the Company's short-term investments matured within one year.

4        SALES TO SIGNIFICANT CUSTOMERS AND EXPORT SALES

         Sales to agencies of the U.S. government and defense-related customers accounted for 37%, 42%, and 36% of the Company's sales in fiscal 1997, 1996 and 1995, respectively. Export sales accounted for 29%, 22%, and 17% of the Company's sales in fiscal 1997, 1996 and 1995, respectively. Export sales by geographical area are shown below.

         Years ended            March 29, 1997      March 30 , 1996       March 25, 1995
          (In thousands)
         Americas                    $  286               $  935               $  337
         Europe                       2,380                2,354                1,441
         Asia                         5,111                2,833                2,357
         Rest of World                  460                  669                  323
                                     ------               ------               ------
                                     $8,237               $6,791               $4,458
                                     ======               ======               ======

5        INVENTORIES

------------------------------------------------------------------------------------
         Years ended                           March 29, 1997         March 30, 1996
         (In thousands)
         Raw materials                             $1,966                 $2,388
         Work in-progress                           2,293                  2,972
         Finished goods                               960                    933
                                                   ------                 ------
                                                   $5,219                 $6,293
                                                   ======                 ======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    6    SELLING EXPENSES

         Selling expenses consist primarily of commissions paid to various marketing agencies. Commission expense totaled $1,721,000, $1,835,000 and $1,643,000 in fiscal 1997, 1996 and 1995, respectively. Advertising costs totaled $405,000, $625,000 and $691,000 for fiscal 1997, 1996 and 1995, respectively.

    7    INCOME TAXES

         Following are the components of the provision for income taxes:
         ---------------------------------------------------------------

         Years ended                                  March 29, 1997      March 30, 1996       March 25, 1995
         (In thousands)
         Current:
             Federal                                        $ 676                $ 322                $(298)
             State                                            221                  149                   43
                                                            -----                -----                -----
                                                              897                  471                 (255)

         Deferred:
             Federal                                         (215)                (211)                (337)
             State                                           (136)                 (18)                --
                                                            -----                -----                -----
                                                             (351)                (229)                (337)

         Provision for income taxes (benefit)               $ 546                $ 242                $(592)
                                                            =====                =====                =====


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

-----------------------------------------------------------------------------------------------------
 Years ended                                                    March 29, 1997         March 30, 1996
 (In thousands)
 Current tax assets, net                                           $ 1,562                $ 1,305
 Noncurrent tax liabilities, net                                      (161)                  (223)
                                                                   -------                -------
 Net deferred taxes                                                $ 1,401                $ 1,082
                                                                   =======                =======

 Future state tax effect                                           $    23                $    44

 Allowance for doubtful accounts                                       101                    102

 Fixed asset depreciation                                             (161)                  (282)

 Inventory reserves and additional costs capitalized                 1,234                  1,102

 Deferred revenue                                                       77                     71

 Alternative minimum federal tax credit carryforward                  --                       45

 Accrued vacation                                                      128                    118

 Accrued warranty                                                      210                    213

 Other accrued liabilities                                             146                     59

 General business credit carryforward                                 --                      149

 Federal net operating loss carryforward                              --                      239

 Unrealized loss (gain) on equity securities                            (7)                    25

 Valuation allowances                                                 (350)                  (803)
                                                                   -------                -------
                                                                   $ 1,401                $ 1,082
                                                                   =======                =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Income tax expense differs from the amounts computed by applying the U.S. federal income tax rate to pre-tax income as a result of the following:


Years ended                                        March 29, 1997            March 30, 1996            March 25, 1995
(In thousands except percentages)
 Statutory federal income tax                   $ 745          34.0%      $ 674          34.0%      $(496)        (34.0)%
 Beginning of year change in deferred            (272)        (12.4)       (381)        (19.2)         --           --
      tax asset valuation allowance
 State income tax, net of federal benefit          55           2.5          86           4.3          28           1.9
 Nontax deductible expenses                        40           1.8          21           1.0          35           2.4
 Interest income exempt from federal tax          (20)          (.9)        (52)         (2.6)        (66)         (4.5)
 Tax credits                                      (67)         (3.1)       (106)         (5.3)       (122)         (8.4)
 Other                                             65           3.0          --           --           29           2.0
                                                -----          ----       -----          ----        -----         ----
 Effective income tax                           $ 546          24.9%      $ 242          12.2%      $(592)        (40.6)%
                                                =====          ====       =====          ====        =====        =====



8        STOCK OPTION AND EMPLOYEE BENEFIT PLANS

         Stock Option Plan     The Company has established a stock option plan
         which provides for the granting of up to 400,000 shares of common stock at 100% of fair market value at the date of grant, with each grant needing approval by the Board of Directors of the Company. Options granted vest in one or more installments as set forth in the option agreement and must be exercised while the grantee is employed by the Company or within a certain period after termination of employment. Options granted to employees shall not have terms in excess of 10 years from the grant date. Holders of options may be granted stock appreciation rights which entitle them to surrender outstanding options for a cash distribution under certain changes in ownership of the Company, as defined in the stock option plan. During fiscal 1995, the Company offered option holders the opportunity to have outstanding options repriced to current fair value, with the related vesting period starting over. The Company canceled and reissued (repriced) 77,900 options pursuant to the repricing. As of March 29, 1997, the total number of shares of common stock available for issuance is 324,450. All outstanding options have a term of five years, except for 75,000 options (which have a term of 2-1/2 years).

         Following is a summary of stock option activity:


                                           Per Share
                                           Weighted
                                           Average                                             Weighted
                                           Fair Value                                          Average
                                           of Options     Options                              Exercise
                                           Granted        Exercisable      Shares              Price
      --------------------------------------------------------------------------------------------------
      Outstanding as of March 26, 1994         ---            ---          359,028                $6.312
      --------------------------------------------------------------------------------------------------
            Forfeited                                                     (260,900)                7.154
            Granted                                                        124,800                 5.000


      --------------------------------------------------------------------------------------------------
      Outstanding as of March 25, 1995       N/A           68,500          222,928                 4.591
      --------------------------------------------------------------------------------------------------
            Exercised                                                      (76,702)                3.364
            Forfeited                                                      (37,250)                4.784
            Granted                                                         48,924                 4.447

      --------------------------------------------------------------------------------------------------
      Outstanding as of March 30, 1996    $  3.510         48,350          157,900                 5.104
      --------------------------------------------------------------------------------------------------
            Exercised                                                      (55,550)                4.945
            Forfeited                                                      (51,750)                4.874
            Granted                                                        211,900                 8.574


      --------------------------------------------------------------------------------------------------
      Outstanding as of March 29, 1997    $  4.008         12,150          262,500              $  7.984
      --------------------------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




         The Company applies APB Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its stock options in its results of operations. Had the Company recorded a charge for the fair value of options granted consistent with FASB Statement 123, net earnings and net earnings per share would have been reduced to the pro forma amounts shown below.

         Years Ended                              March 29, 1997  March 30, 1996
         -----------------------------------------------------------------------
         (In thousands except per share
         data)
         Net earnings
              As reported                           $   1,644          $   1,740
              Pro forma                                 1,640              1,602

         Net earnings per share
              As reported                                0.48               0.52
              Pro forma                              $   0.48          $    0.48


         Pro forma net income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of five years, and compensation cost for options granted prior to January 1, 1995 is not considered.

         The per share weighted average fair value of each stock option granted during 1997 and 1996 is estimated on the date of the grant using the Black Scholes option pricing model, with the following weighted average assumptions: dividend yield of zero percent for both years, expected volatility of 56% for both years; risk-free interest rates of 6.51% and 5.11% respectively; and expected lives of 3.5 years for both years.



    OPTIONS OUTSTANDING AND EXERCISABLE AS OF MARCH 29, 1997, BY PRICE RANGE
    ------------------------------------------------------------------------

                                          Weighted
                                          Average         Weighted                        Weighted
                             Number      Remaining         Average          Number         Average
 Range of                  of Options   Contractual       Exercise        of Options       Exercise
 Exercise Prices          Outstanding       Life            Price         Exercisable       Price
----------------------------------------------------------------------------------------------------

 $4.00                         29,600       2.95            $ 4.000           5,400         $ 4.000
 From $7.25 to $9.35          232,900       3.61              8.490           6,750           7.750
                              -------       ----            -------          ------         -------

 From $4.00 to $9.35          262,500       3.53            $ 7.984          12,150         $ 6.083
                              -------       ----            -------          ------         -------


         401(k) Plan The Company has established a 401(k) plan which covers substantially all employees. Participants may make voluntary contributions to the plan up to 20% of their defined compensation. The Company is required to match a percentage of the participants' contributions in accordance with the plan. The Company added a discretionary match of 20% of the first 5% contributed by plan participants for calendar 1996. Participants vest ratably in Company contributions over a four-year period. Company contributions to the plan for fiscal 1997, 1996, and 1995 were approximately $111,000, $136,000, and $107,000 respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



9        COMMITMENTS

         The Company leases a 47,300 square foot facility located in San Ramon, California, under a 12 year lease (as amended) that commenced in April 1994. The Company leases a facility located in Fremont under an operating lease agreement which expires in January 1998 with a one-year renewal option. These facilities accommodate all of the Company's present operations. The future minimum lease payments are shown below:


         --------------------------------------------------------------------
         Fiscal Years
         (in thousands)
         1998                                                          $  635
         1999                                                             568
         2000                                                             626
         2001                                                             631
         2002                                                             631
         Remaining five years                                           3,228
                                                                       ------
                                                                       $6,319
                                                                       ======

         The aggregate rental expense was $752,000, $735,000, and $662,000 in fiscal 1997, 1996 and 1995, respectively.


10       NOTES PAYABLE

         The Company's wholly owned subsidiary entered into three bridge financing agreements during the period of April 1991 through December
         1991.   All of the notes were due on demand, provided for interest at
         6% per annum and were secured by the assets of the Company. Unpaid interest on the notes payable was approximately $46,645 at March 30, 1996. The notes and interest were repaid in 1997.

         The Company maintains a $1,000,000 line of credit collaterized by the Company's cash equivalents and marketable securities. As of March 29, 1997, none of this line has been utilized.

11       SUBSEQUENT EVENTS

         On June 6, the Company entered into an agreement to acquire Viking Semiconductor Equipment, Inc., a private company that designs, manufactures and markets a line of optical inspection equipment used to manufacture and test semiconductor devices. Products include die attachments, automatic die sorters, tape and reel and wafer inspection equipment.

         The merger will be accounted for as a pooling-of-interests. Accordingly, the historical accounts of Viking Semiconductor Equipment, Inc. will be combined with those of the Company as if they had always been merged. Each share of Viking Common Stock will be converted to a pro-rata portion of an aggregate of 420,000 shares of Giga-tronics Common Stock. The merger is expected to be effective in June 1997. The merger is subject to final approval of the transaction by Viking Semiconductor Equipment shareholders.

         If the merger had been effective as of March 29, 1997 revenues, net earnings (loss) and earnings (loss) per share would have been as follows:

         Years Ended                               March 29, 1997     March 30, 1996     March 25, 1995
         (In thousands except per share data)
         Revenues                                     $ 32,428           $ 35,305           $ 29,824

         Net earnings (loss)                             1,122              1,748               (778)

         Net earnings (loss) per share                $   0.29           $   0.46           $  (0.21)

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
Giga-tronics Incorporated:



         We have audited the accompanying balance sheets of Giga-tronics Incorporated and subsidiary as of March 29, 1997, and March 30, 1996, and the related statements of operations, shareholders' equity and cash flows for years ended March 29, 1997, March 30, 1996, and March 25, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Giga- tronics Incorporated and subsidiary as of March 29, 1997, and March 30, 1996, and the results of their operations and their cash flows for the years ended March 29, 1997, March 30, 1996 and March 25, 1995, in conformity with generally accepted accounting principles.





                                                         /s/

                                                  KPMG Peat Marwick LLP



San Jose, California
April 18, 1997



except as to note 11, which is as of June 6, 1997

                             SELECTED FINANCIAL DATA


SUMMARY OF OPERATIONS:
(In thousands except per share data)   March 29,      March 30,       March 25,        March 26,      March 27,
                                        1997           1996             1995             1994            1993
 Net sales                            $ 28,886        $ 30,811        $ 25,969         $ 23,467        $ 24,888
 Gross profit                           10,863          11,386           8,573            9,546           9,258

 Operating expenses                      8,693           9,316           9,696            8,145           7,964

 Interest income, net                      586             272             207              249             220

 Earnings (loss) before
     income taxes                        2,190           1,982          (1,459)           1,392           1,354

 Net earnings (loss)                     1,644           1,740            (867)           1,305             727

 Net earnings (loss) per share        $   0.48        $   0.52        $  (0.27)        $   0.40        $   0.22



FINANCIAL POSITION:
(In thousands except ratio)             March 29,       March 30,       March 25,     March 26,      March 27,
                                          1997           1996             1995          1994            1993
Current ratio                                 6.1            4.1            3.0            4.0            3.2
Working capital                           $20,149        $17,206        $13,940        $15,040        $15,121
Total assets                               27,021         26,584         25,826         25,690         25,176
Shareholders' equity                       22,895         20,817         18,883         19,827         18,522
Shares of common stock                      3,379          3,324          3,259          3,259          3,259

PERCENTAGE DATA:
                               March 29,        March 30,         March 25,        March 26,           March 27,
                                 1997              1996             1995             1994                1993

Percent of net sales:
   Gross profit                   37.6%             37.0%            33.0%            40.7%             37.2%
   Operating expenses             30.1              30.2             37.3             34.7               32.0
   Interest income, net            2.0                .9               .8              1.7                0.9
   Earnings (loss) before
       income taxes                7.6               6.4             (5.6)             5.9                5.4
   Net earnings (loss)             5.7               5.6             (3.3)             5.6                2.9

                            SELECTED FINANCIAL DATA


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
-------------------------------------------------------------------------------------------------------------
(In thousands except per share data)                                             1997
                                          -------------------------------------------------------------------
                                            First         Second         Third         Fourth           Year
 Net sales                                $ 7,793        $ 7,138        $ 7,697        $ 6,258        $28,886
 Gross profit                               3,065          2,665          2,741          2,392         10,863
 Operating expenses                         2,385          2,052          2,106          2,150          8,693
 Interest income, net                         111            159            161            155            586
 Earnings before income taxes                 672            630            623            265          2,190
 Net earnings                                 505            472            469            198          1,644
 Net earnings per share                      0.15           0.14           0.14           0.06           0.48
 Equivalent shares of common stock          3,408          3,420          3,411          3,401          3,411



-------------------------------------------------------------------------------------------------------------
(In thousands except per share data)                                             1996
                                          -------------------------------------------------------------------
                                           First         Second          Third         Fourth           Year
 Net sales                                $ 7,649        $ 7,692        $ 7,718        $ 7,752        $30,811
 Gross profit                               2,847          2,916          2,888          2,735         11,386
 Operating expenses                         2,355          2,413          2,219          2,329          9,316
 Interest income, net                          40             66             67             99            272
 Earnings before income taxes                 476            515            614            377          1,982
 Net earnings                                 453            453            532            302          1,740
 Net earnings per share                      0.14           0.13           0.16           0.09           0.52
 Equivalent shares of common stock          3,341          3,369          3,369          3,360          3,360


COMMON STOCK MARKET PRICES

The Company's common stock is traded over the counter on NASDAQ/NMS National Market System using the symbol "GIGA." The number of record holders of the Company's common stock as of March 29, 1997 exceeded 1,000. The table below shows the high and low closing bid quotations for the common stock during the indicated fiscal periods.

                                          1997               HIGH           LOW            1996            HIGH         LOW
                                     ---------------------------------------------------------------------------------------
First Quarter                        (3/31 -  6/29)         14-1/4             7       (3/26 - 6/24)        7-7/8          6
Second Quarter                         (6/30 -9/28)         11-5/8         7-7/8        (6/25 -9/30)       10-1/2      6-3/4
Third Quarter                        (9/29 - 12/28)              9         7-5/8      (10/1 - 12/30)            9      6-7/8
Fourth Quarter                       (12/29 - 3/29)          9-1/8         7-1/4      (12/31 - 3/30)            8      6-5/8
