Form 10-K, Exhibit 13
period 1998-05-31
GIGA TRONICS INC
filed 1998-06-26
CIK 719274

                                                                      EXHIBIT 13
MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS FOR FISCAL 1998, 1997, AND 1996

        The acquisitions of Viking Semiconductor Equipment, Inc. and Ultracision, Inc. were completed in fiscal 1998 and were accounted for by the pooling of interests method of accounting. Accordingly, financial results for all periods reflect the consolidated Company. These mergers positioned the Company to expand its market for test and measurement products into the semiconductor manufacturing segment.

        New orders received in 1998 were $33,092,000, a decrease of 6% from 1997. At year end 1998, the Company's backlog of unfilled orders was $6,492,000, compared to $10,192,000 at the end of 1997. The majority of the decline in backlog is attributable to the semiconductor product line. At the beginning of the year, several large semiconductor orders were awaiting completion and were subsequently shipped in 1998. There were no new large orders pending completion at the end of the year due to softening in the semiconductor equipment market, partially as a result of turmoil in the Asian market.

        Net sales for 1998 were $36,813,000, a 3% decrease from 1997, which follows a 7% decrease in 1997 from 1996. Reduced sales volume for signal generator (SG) and radio frequency (RF) products were the major factors for the sales decline in both years. Aging of the product lines, lack of new product releases, and the continued decline in defense-related programs was the cause of the revenue decline for these products. In 1998, SG sales declined $3.4 million and RF sales declined by $.6 million. Switching module sales also declined $1.7 million due to the timing of large procurements and declining military programs. These declines were partially offset by an increase of $2.3 million in power meter (PM) sales and $2.2 million in semiconductor products. The increase in PM products is due to new product releases and the growth in the wireless telecommunications market. The growth in the semiconductor products reflects the introduction of several new products and increased manufacturing output.

        Gross profit as a percent of sales increased to 43% in 1998 from 38% in 1997 and 39% in 1996. The increase in gross profit is attributable to lower labor content, lower depreciation, and lower controllable manufacturing expenses as a result of cost cutting measures to control expenses. The prior year also included a heavily discounted sale of signal generators which did not reoccur in 1998.

        Operating expenses increased 16% in 1998 over 1997. Product development costs increased $1.6 million in 1998 to $6.2 million in an effort to develop new products in each of the Company's product lines. The increased product development spending in 1998 has resulted in the introduction of several new products, with additional new products anticipated for release in 1999. The Company introduced the 2300 Series Ball Grid Array furnace loader, the 1044 Die Sorter, the 1046 Series Tape and Reel, and the 1063 Die Bonder, all of which are used in the semiconductor manufacturing process. The Company also introduced the AutoBoxer, used in handling of wafers during the manufacturing process, and changed its basic software for its semiconductor products to the Windows NT platform and Secs2/Gem protocol. Significant development expenses were also incurred to develop the 12000A Signal Generator in the SG product line. Developments in the PM line include a new power meter in addition to a hand held power meter. Selling, general and administrative expenses increased in 1998 due to $643,000 of transaction costs associated with the mergers of Viking Semiconductor Equipment, Inc. and Ultracision, Inc. Operating expenses were 4% lower in 1997 than 1996. Product development spending in 1997 and 1996 was flat at $4.6 million and $4.5 million. Costs were lower in selling, general and administrative in 1997 compared to 1996 due to lower advertising and commission expenses. Advertising expenses decreased in 1997 due to an effort to reduce the advertising frequency while increasing the focus by targeting specific publications. Commission expenses declined as a result of reduced sales.

        Net interest income in 1998 declined 14% from 1997 due to lower cash available for investment. The cash decline resulted from extinguishing the debt of the acquired subsidiaries, increased funding for new product development, and acquisition costs. Net interest income increased 141% in 1997 over 1996 due to an increase in cash available for investment, resulting from lower inventory levels and positive earnings in 1996 and 1997.

        The provision for income taxes in 1998 was $329,000 or 30% of pre-tax income. The provision for income taxes in 1997 was $539,000 or 26% of pre-tax income, and the provision for income taxes in 1996 was $430,000 or 16% of pre-tax income. The lower tax rate in 1996 was due principally to the utilization of tax loss carryovers associated with an acquired subsidiary for which it had previously not taken benefit.

        The Company recorded net earnings of $767,000, or $0.18 per share, in 1998, a 47% decrease in earnings per share from $0.34 in 1997. Earnings per share in 1997 of $0.34 was a 33% decrease over the $0.51 per share in 1996. The decline in 1998 earnings was due to the 35% increase in product development spending and transaction costs related to the mergers. The decline in 1997 earnings was due to reduced sales volume from 1996.



FINANCIAL CONDITION AND LIQUIDITY

        As of March 28, 1998, the Company had $10,335,000 in cash, cash equivalents, and investments, compared to $14,209,000 as of March 29, 1997 and $11,754,000 as of March 30, 1996. Cash used in operations amounted to $1,099,000 in 1998, compared to cash provided by operations of $3,285,000 in 1997, and cash provided by operations of $5,097,000 in 1996. In 1998, the increase in product development costs of $1,619,000 and the merger transaction costs of $643,000 were the significant reasons for the use of cash by operations. Cash provided by operations in 1997 and 1996 is attributed to operating income in both years and reductions in accounts receivable in 1997 and inventory balances in 1997 and 1996.

        The Company continues to maintain a strong financial position, with working capital at year end of $23,176,000 compared to $22,692,000 and $19,638,000 in 1997 and 1996, respectively. The Company's current ratio of 4.80 increased from the 1997 and 1996 current ratio of 4.32 and 3.15, respectively.

        Additions to property and equipment were $779,000 in 1998, compared to $1,166,000 and $785,000 in 1997 and 1996, respectively. This spending reflects continuing investments to support new product development, increased productivity, and improved product quality. Other cash outflows for 1998 were payments on credit lines and notes payable of the acquired subsidiaries of $1,174,000 and the issuance of a note receivable of $860,000 to Microsource, Inc., a subsequent acquisition. Other cash inflows in 1998 were $69,000 of common stock in connection with the exercise of stock options, and $1,457,000 from maturities of investments, net of purchases, which are principally marketable securities classified as available for sale.

        Management believes that the Company has adequate resources to meet its operating and capital expenditure needs for the foreseeable future. The Company intends to continue increased product development expenditures in the near term for the purpose of broadening its product base, especially in the SG and PM lines. It has been the Company's intention to broaden its product lines and expand its market, both by internal development of new products and through the acquisition of other business entities. Subsequent to year end, on May 18, 1998, the Company acquired Microsource, Inc. of Santa Rosa. This acquisition will require cash outflows for the purchase price of the acquisition, the repayment of Microsource's loans, and operating cash needs at Microsource. Subsequent to year end, the Company has established a seven million dollar unsecured line of credit, none of which has been used.

        Like many other companies, the year 2000 computer issue creates risk for the Company. If internal systems do not correctly recognize date information when the year changes to 2000, there could be an adverse impact on the Company's operations. The Company has initiated a comprehensive project to prepare computer systems for the year 2000 and plans to have changes to critical systems completed by March 27, 1999. The Company is also assessing the capability of its products sold to customers over a period of years to handle the year 2000 and has a plan in place to address product issues. Management believes the likelihood of a material adverse impact due to problems with internal systems or products sold to customers is remote and the costs associated with these projects are not expected to have a material effect on the Company's financial position or overall trends in results of operations. The Company is also contacting critical suppliers of products and services to determine that the suppliers' operations and the product and services they provide are year 2000 capable or to monitor their progress toward year 2000 capability. There can be no assurance that another company's failure to ensure year 2000 capability would not have an adverse effect on the Company.

        In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 130, "Reporting Comprehensive Income". This Statement establishes standards for reporting and displaying comprehensive income and its components in the financial statements. It requires that a company classify items of other compensation income, as defined by accounting standards, by their nature (e.g. unrealized gains or losses on securities) in a financial statement, but does not require a specific format for that statement. The Company is in the process of determining its preferred format. The accumulated balance of other comprehensive income is to be displayed separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. This Statement is effective with fiscal 1999 financial statements.

        In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. This statement is effective with fiscal 1999 financial statements. The Company is currently evaluating the impact of these new Statements.

        The Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report to Stockholders contain forward-looking statements that involve risks and uncertainties. The actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed herein and in the Company's 1998 Report 10-K under "Item 1. Business" as filed with the Securities and Exchange Commission.


C O N S O L I D A T E D   B A L A N C E   S H E E T S

---------------------------------------------------------------------------------------------
(In thousands except share data)                               March 28, 1998  March 29, 1997
---------------------------------------------------------------------------------------------
ASSETS
Current assets
    Cash and cash equivalents                                        $  4,611       $  6,999
    Investments                                                         5,724          7,210
    Notes receivable                                                      860             --
    Trade accounts receivable, net of allowance
      of $292 and $324, respectively                                    6,924          4,556
    Inventories, net                                                    8,064          8,260
    Prepaid expenses                                                      997            475
    Deferred income taxes                                               2,092          2,036
---------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                   29,272         29,536

Property and equipment
    Land                                                                  279            279
    Building and leasehold improvements                                   782            745
    Machinery and equipment                                             8,880          8,182
    Office furniture and fixtures                                         689            683
---------------------------------------------------------------------------------------------
Property and equipment, gross cost                                     10,630          9,889
Less accumulated depreciation and amortization                          7,885          6,953
---------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, NET                                             2,745          2,936
PATENTS AND LICENSES                                                      577          1,030
OTHER ASSETS                                                               78            116
---------------------------------------------------------------------------------------------

TOTAL ASSETS                                                         $ 32,672       $ 33,618
=============================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Line of credit                                                   $     --       $    189
    Current portion of long term debt                                      --             76
    Accounts payable                                                    2,659          2,455
    Accrued commissions                                                   516            310
    Accrued payroll and benefits                                          939          1,057
    Accrued warranty                                                      673            740
    Customer advances                                                     612          1,081
    Other current liabilities                                             697            936
---------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                               6,096          6,844

LONG TERM DEBT, EXCLUDING CURRENT PORTION                                  --            909
OBLIGATIONS UNDER CAPITAL LEASE AND OTHER LONG TERM OBLIGATIONS            58             90
DEFERRED INCOME TAXES                                                      57            121
---------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                       6,211          7,964

SHAREHOLDERS' EQUITY
Preferred stock of no par value;                                           --             --
    Authorized 1,000,000 shares; no shares outstanding
    at March 28, 1998 and March 29, 1997

Common stock of no par value;                                          11,532         11,463
    Authorized 40,000,000 shares; 4,326,299 shares at
    March 28, 1997 and 4,316,188 shares at
    March 29, 1997 issued and outstanding

Unrealized gain (loss) on investments                                     (18)            11
Retained earnings                                                      14,947         14,180
---------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                             26,461         25,654
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           $ 32,672       $ 33,618
=============================================================================================


See Accompanying Notes to Consolidated Financial Statements


C O N S O L I D A T E D   S T A T E M E N T S   O F   O P E R A T I O N S


----------------------------------------------------------------------------------------------------
Years ended
(In thousands except per share data)               March 28, 1998    March 29, 1997   March 30, 1996
----------------------------------------------------------------------------------------------------
NET SALES                                                 $36,813           $38,031          $40,804

Cost of sales                                              21,024            23,404           24,888
----------------------------------------------------------------------------------------------------

GROSS PROFIT                                               15,789            14,627           15,916

Product development                                         6,200             4,581            4,495
Selling, general and administrative                         8,537             7,956            8,659
Amortization of intangibles                                   435               559              560
----------------------------------------------------------------------------------------------------

Operating expenses                                         15,172            13,096           13,714
----------------------------------------------------------------------------------------------------

OPERATING INCOME                                              617             1,531            2,202

Other income (expense)                                         22               (16)             200
Interest income, net                                          457               533              221
====================================================================================================

EARNINGS BEFORE INCOME TAXES                                1,096             2,048            2,623
Provision for income taxes                                    329               539              430
----------------------------------------------------------------------------------------------------

NET EARNINGS                                              $   767           $ 1,509         $  2,193
====================================================================================================


EARNINGS PER COMMON SHARE - BASIC                         $  0.18           $  0.35          $  0.52
====================================================================================================

EARNINGS PER COMMON SHARE - DILUTED                       $  0.18           $  0.34          $  0.51
====================================================================================================

WEIGHTED AVERAGE BASIC
    COMMON SHARES OUTSTANDING                               4,319             4,300            4,232
----------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE DILUTED
    COMMON SHARES OUTSTANDING                               4,377             4,376            4,297
----------------------------------------------------------------------------------------------------



See Accompanying Notes to Consolidated Financial Statements


C O N S O L I D A T E D  S T A T E M E N T S  O F  S H A R E H O L D E R S'  E Q U I T Y



-----------------------------------------------------------------------------------------------------
                                             Common Stock     Unrealized Gain
                                             -----------------      (Loss) on    Retained
(In thousands except share data)            Shares      Amount     Investments    Earnings      Total
-----------------------------------------------------------------------------------------------------
BALANCE AT MARCH 25, 1995                4,206,285     $10,898          $ (77)     $10,310    $21,131
Stock issuance under stock
    option plans                            77,454         260            ---          ---        260
Stock repurchase                           (23,774)        (99)           ---          (20)      (119)
Dividends declared                             ---         ---            ---          (20)       (20)
Unrealized gain on investments,
    net of income tax expense of $16           ---         ---             30          ---         30
Net earnings                                   ---         ---            ---        2,193      2,193
-----------------------------------------------------------------------------------------------------
BALANCE AT MARCH 30, 1996                4,259,965      11,059            (47)      12,463     23,475
Stock issuance under stock
    option plans                            81,857         345            ---          ---        345
Stock repurchase                           (25,634)        (42)           ---          (19)       (61)
Dividends declared                             ---         ---            ---          (27)       (27)
Tax benefit associated with exercise
    of stock options                           ---         101            ---          ---        101
Unrealized gain on investments,
    net of income tax expense of $31           ---         ---             58          ---         58
Net earnings                                   ---         ---            ---        1,509      1,509
Adjustment to conform year-end
    of subsidiary                              ---         ---            ---          254        254
-----------------------------------------------------------------------------------------------------
BALANCE AT MARCH 29, 1997                4,316,188      11,463             11       14,180     25,654
Stock issuance under stock
    option plans                            10,111          69            ---          ---         69
Unrealized loss on investments,
    net of income tax benefit of $16           ---         ---            (29)         ---        (29)
Net earnings                                   ---         ---            ---          767        767

BALANCE AT MARCH 28, 1998                4,326,299     $11,532          $ (18)     $14,947    $26,461
=====================================================================================================

-----------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements


C O N S O L I D A T E D  S T A T E M E N T S
O F  C A S H  F L O W S

------------------------------------------------------------------------------------------------------------------------
Years ended
(In thousands)                                                         March 28, 1998   March 29, 1997    March 30, 1996
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS PROVIDED FROM OPERATIONS:
Net earnings                                                                 $    767         $  1,509         $  2,193
Adjustments to reconcile net earnings to
       net cash provided by (used in) operations:
Depreciation and amortization                                                   1,407            1,599            1,762
Gain on sale of fixed assets                                                       (3)              54               --
Deferred income taxes                                                            (120)            (411)            (272)
Changes in operating assets and liabilities:
 Trade accounts receivable                                                     (2,368)           1,715             (494)
 Inventories                                                                      196              525            1,601
 Prepaid expenses                                                                (522)            (202)             396
 Accounts payable                                                                 204             (732)           1,060
 Accrued commissions                                                              206              (51)              43
 Accrued payroll and benefits                                                    (118)             133             (126)
 Accrued warranty                                                                 (67)              10              193
 Accrued earnout and other expenses                                              (212)            (347)            (353)
 Customer advances                                                               (469)            (401)            (909)
 Income taxes payable                                                              --             (116)               3
------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATIONS                                      (1,099)           3,285            5,097

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments                                                      (36,294)         (28,105)          (7,315)
Maturities of investments                                                      37,751           26,266            5,863
Additions to property and equipment, net                                         (779)          (1,166)            (785)
Issuance of notes receivable                                                     (860)              --               --
Other assets                                                                       57              120               90
------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                              (125)          (2,885)          (2,147)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock                                                           69              446              260
Repurchase of common stock                                                         --              (61)            (119)
Dividends paid                                                                    (27)             (21)             (14)
Proceeds (payment) on line of credit                                             (189)             (66)             252
Payment on notes payable and long term debt                                      (985)            (414)            (266)
Purchases (payments) on capital lease and other long term obligations             (32)              20              (13)
------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                            (1,164)             (96)             100
CHANGE IN SUBSIDIARY FISCAL YEAR END                                               --              254               --
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               (2,388)             558            3,050
------------------------------------------------------------------------------------------------------------------------
BEGINNING CASH AND CASH EQUIVALENTS                                             6,999            6,441            3,391
ENDING CASH AND CASH EQUIVALENTS                                             $  4,611         $  6,999         $  6,441
=======================================================================================================================

Supplementary disclosure of cash flow information:
    Cash paid for income taxes                                               $    951         $  1,123         $    517
    Cash paid for interest                                                         58              131              121
Non-cash investing and financing activities:
    Purchases under capital lease obligations                                      --               36               25
    Dividends declared                                                             --               27               21
------------------------------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements

N O T E S  TO  C O N S O L I D A T E D
F I N A N C I A L   S T A T E M E N T S



    1   BUSINESS COMBINATIONS

        In June 1997, Giga-tronics Incorporated (Giga-tronics) completed a merger with Viking Semiconductor Equipment, Inc. (Viking) by issuing approximately 420,000 shares of the Company's common stock in exchange for all of the common stock of Viking. The merger has been accounted for using the pooling-of-interest method of accounting and accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of Viking. The results of operations previously reported by the separate entities and the combined amounts presented in the accompanying consolidated financial statements are summarized in the table below.

        Prior to the combination, Viking's fiscal year ended May 31. In recording the pooling-of-interest combination, Viking's financial statements for the twelve months ended March 31, 1997 were combined with Giga-tronics' financial statements for the year ended March 29, 1997, and Viking's financial statements for the year ended May 31, 1996 were combined with Giga-tronics' financial statements for the year ended March 30, 1996. An adjustment has been made to retained earnings as of March 29, 1997 to eliminate the effect of including Viking's results of operations for the two month period ended May 31, 1996, in both the years ended March 29, 1997 and March 30, 1996. Vikings' unaudited results of operations for the two month period ended May 31, 1996 included sales of $323,000 and a net loss of $254,000.

        Viking manufactures and markets a line of optical inspection equipment used to manufacture and test semiconductor devices. Products include die attachments, automatic die sorters, tape and reel equipment, and wafer inspection equipment.

        In December 1997, Giga-tronics completed a merger with Ultracision, Inc. (Ultracision) by issuing approximately 517,000 shares of the Company's common stock in exchange for all of the common stock of Ultracision. The merger has been accounted for using the pooling-of-interest method of accounting and accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of Ultracision. The results of operations previously reported by the separate entities and the combined amounts presented in the accompanying consolidated financial statements are summarized in the table below. Prior to the combination, Ultracision's fiscal year ended March 31.

        Ultracision is a manufacturer of automation equipment for the test and inspection of silicon wafers. Ultracision additionally produces a line of probers for the testing and inspection of silicon devices.

        Results of operations previously reported by the separate entities prior to the mergers and the combined amounts presented in the accompanying consolidated financial statements are summarized below:

                                   Six months ended    Three months ended       Year ended        Year ended
        (In thousands)           September 27, 1997         June 28, 1997   March 29, 1997    March 30, 1996
        ----------------------------------------------------------------------------------------------------
        Net sales
           Viking                           $   ---               $ 1,313         $  3,542           $ 4,494
           Ultracision                        2,533                   ---            5,603             5,499
           Giga-tronics                      16,122                 6,597           28,886            30,811
                                            ----------------------------------------------------------------
           Combined                         $18,655               $ 7,910         $ 38,031           $40,804
                                            ================================================================

        Net earnings (loss)
           Viking                           $   ---               $   141         $   (522)          $     8
           Ultracision                         (163)                  ---              387               445
           Giga-tronics                         999                   348            1,644             1,740
                                            ----------------------------------------------------------------
           Combined                         $   836               $   489         $  1,509           $ 2,193
                                            ================================================================

    2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company The accompanying consolidated financial statements include the accounts of Giga-tronics and its wholly owned subsidiaries. Giga-tronics and its subsidiary companies design, manufacture and market a broad line of test and measurement equipment used in the development, test, and maintenance of wireless communications products and systems, flight navigational equipment, electronic defense systems, and automatic testing systems. The Company also manufactures and markets a line of test, measurement, and handling equipment used in the manufacturing of semiconductor devices. The Company's products are sold worldwide to customers in the test and measurement and semiconductor industries. The Company has no foreign operations, and all non-U.S. sales are made in U.S. dollars.

        PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Giga-tronics and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

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

        FISCAL YEAR The Company's financial reporting year consists of either a 52 week or 53 week period ending on the Saturday nearest to the end of the month of March. Fiscal years 1998 and 1997 each contained 52 weeks, and fiscal year 1996 contained 53 weeks.

        REVENUE RECOGNITION Revenues are recognized when products are shipped. Upon shipment, the Company also provides for the estimated cost that may be incurred for product warranties. Interest income is recognized when earned.

        CASH EQUIVALENTS The Company considers all highly liquid debt instruments with remaining maturity dates of 90 days or less from date of purchase to be cash equivalents.

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

        PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which range from three to ten years for machinery, and five to forty years for buildings. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the respective assets or the lease term. The Company evaluates property and equipment whenever events or a change in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future net cash flows the assets are expected to generate. To date, the Company has made no adjustments to the carrying value of its property and equipment due to asset impairment.

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

        PATENTS AND LICENSES Patents and licenses are being amortized using the straight-line method over periods of five to seven years. As of March 28, 1998 and March 29, 1997, accumulated amortization on patents and licenses was $2,735,000 and $2,300,000 respectively.

        PRODUCT DEVELOPMENT Costs Product development costs are charged to operations in the year incurred.

        SOFTWARE DEVELOPMENT COSTS Development costs included in the research and development of new products and enhancements to existing products are expensed as incurred until technical feasibility in the form of a working model has been established. To date, software development has been concurrent with the establishment of technology feasibility, and accordingly, no costs have been capitalized.

        STOCK-BASED COMPENSATION The Company uses the intrinsic value method to account for stock-based compensation.

        EARNINGS (LOSS) PER SHARE During the year ended March 28, 1998, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings per Share." SFAS No. 128 requires the presentation of basic and diluted earnings per share. Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share incorporate the incremental shares issuable upon the assumed exercise of stock options. Antidilutive options are not included in the computation of diluted earnings per share. Prior periods have been restated to reflect the new standard.

        FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK Financial instruments, which potentially subject the Company to credit risk, consist principally of cash, cash equivalents, investments and trade accounts receivable. The Company's cash equivalents and investments consist principally of variable and fixed rate bonds issued by state, local, and federal governmental agencies. The portfolio is diversified, consisting of different governmental agencies located in various geographic regions of the United States. Concentration of credit risk in trade accounts receivable results primarily from sales to major customers. The Company individually evaluates the creditworthiness of its customers and generally does not require collateral or other security. Historically, the Company has not incurred any significant credit related losses.

        FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS The carrying amount for the Company's cash equivalents, trade accounts receivable, notes receivable, notes payable, accounts payable and other accrued expenses approximates fair market value because of the short maturity of these financial instruments.

        RECENT ACCOUNTING PRONOUNCEMENTS On July 1, 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components (including revenues, expenses, gains, and losses) in a full set of general purpose financial statements. This statement is effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

        The FASB also recently issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 changes current practice under SFAS No. 14 by establishing a new framework on which to base segment reporting and also requires interim reporting of segment information. SFAS No. 131 is effective for fiscal years beginning after December 31, 1997, with earlier application encouraged. The statement's interim reporting disclosures would not be required until the first quarter immediately subsequent to the fiscal year in which SFAS No. 131 is effective. The Company is currently evaluating the impact of these pronouncements on its financial statements.

    3   CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

        Cash, cash equivalents, and short-term investments consisted of the following at March 28, 1998 and March 29, 1997:

        ----------------------------------------------------------------------------------------------
        March 28, 1998                 Cash and Cash Equivalents                Short-term Investments
        (In thousands)                 -------------------------                ----------------------
                                          Amortized         Fair                   Amortized      Fair
                                               Cost        Value                        Cost     Value
        ----------------------------------------------------------------------------------------------
        Cash                                $ 1,190      $ 1,190                      $  ---    $  ---
        Money market funds                    1,421        1,421                         214       214
        Municipal obligations                 2,000        2,000                       5,538     5,510
                                            --------------------                      ----------------
        Total debt securities               $ 4,611      $ 4,611                      $5,752    $5,724
                                            ====================                      ================

        ----------------------------------------------------------------------------------------------
        March 29, 1997                 Cash and Cash Equivalents                Short-term Investments
        (In thousands)                 -------------------------                ----------------------
                                          Amortized         Fair                   Amortized      Fair
                                               Cost        Value                        Cost     Value
        ----------------------------------------------------------------------------------------------
        Cash                                 $4,054       $4,054                     $   ---    $  ---
        Money market funds                      845          845                         304       304
        U.S. Government securities              ---          ---                       3,004     2,996
        Municipal obligations                 2,100        2,100                       2,026     2,020
        Other marketable securities             ---          ---                       1,859     1,890
                                             -------------------                     -----------------
        Total debt securities                $6,999       $6,999                     $ 7,193    $7,210
                                             ===================                     =================



        There were realized gains of $1,000 and $10,000 on sales of available-for-sale securities in fiscal 1998 and fiscal 1997, respectively. Unrealized gains (losses) on available-for-sale securities were ($28,000) and $17,000 as of March 28, 1998 and March 29, 1997,
        respectively, and are included net of income taxes as a separate component of shareholders' equity.

        As of March 28, 1998, all of the Company's short-term investments mature within one year. These securities have interest rates that ranged from 2.3% to 6.1%. As of March 29, 1997, all of the Company's short-term investments mature within one year, except for approximately $1,020,000 of Municipal securities which have maturities of between one and two years. These securities have interest rates that ranged from 3.4% to 6.5%.

    4   INVENTORIES

        --------------------------------------------------------------------------------------
        Years ended
        (In thousands)                                       March 28, 1998     March 29, 1997
        --------------------------------------------------------------------------------------
        Raw materials                                               $ 3,943            $ 3,607
        Work-in-progress                                              2,999              3,245
        Finished goods                                                1,122              1,408
                                                                    --------------------------
                                                                    $ 8,064            $ 8,260
                                                                    ==========================

    5   NOTES RECEIVABLE

        Notes receivable at March 28, 1998 consists of $860,000 due from Microsource, Inc., a California corporation with interest payable at 10% per annum. Additionally, the Company receives warrants equal to 10% of the face value of the note per month, at an exercise price of $0.10 per share. The note is collateralized by the fixed assets of Microsource, Inc. with principal and interest due and payable on May 29, 1998. Subsequent to year end, the Company exercised the warrants and received principal and interest payments on the note as part of its acquisition of Microsource, Inc. (see note 14).

    6   SELLING EXPENSES

        Selling expenses consist primarily of commissions paid to various marketing agencies. Commission expense totaled $2,155,000, $2,014,000, and $2,390,000 in fiscal 1998, 1997 and 1996, respectively. Advertising costs totaled $431,000, $425,000, and $633,000 for fiscal 1998, 1997 and
        1996, respectively.

    7   SIGNIFICANT CUSTOMERS AND INDUSTRY SEGMENT INFORMATION

        Sales to agencies of the U.S. Government and defense-related customers accounted for 12%, 28%, and 32% of the Company's sales in fiscal 1998, 1997 and 1996, respectively. Export sales accounted for 28%, 31%, and 25% of the Company's sales in fiscal 1998, 1997 and 1996, respectively. Export sales by geographical area are shown below:

        --------------------------------------------------------------------------------------
        Years ended
        (In thousands)                      March 28, 1998   March 29, 1997     March 30, 1996
        --------------------------------------------------------------------------------------
        Americas                                   $   345          $   422            $   995
        Europe                                       3,990            3,467              2,939
        Asia                                         5,747            7,547              5,717
        Rest of world                                  328              460                669
                                                   -------------------------------------------
                                                   $10,410          $11,896            $10,320
                                                   ===========================================

        The Company manufactures products used in test, measurement and handling. The Company's products address two market segments. The first market segment includes automatic testing systems used in commercial telecommunications, radar and electronic warfare. The second market segment includes test and handling equipment used in the semiconductor manufacturing process.

        ------------------------------------------------------------------------------------------------
        (In thousands)                  Test & Measurement   Semiconductor         Other        Total
        ------------------------------------------------------------------------------------------------
        Fiscal year 1998:
        Net sales                                  $25,511         $11,302         $ ---      $36,813
        Operating income (loss)                      2,252            (758)         (805)         617
        Identifiable assets                         25,346           7,326           ---       32,672
        Depreciation and amortization                1,273             134           ---        1,407
        Capital expenditures                           698              81           ---          779

        Fiscal year 1997:
        Net sales                                   28,886           9,145           ---       38,031
        Operating income (loss)                      2,330             (80)         (645)       1,531
        Identifiable assets                         27,021           6,597           ---       33,618
        Depreciation and amortization                1,486             113           ---        1,599
        Capital expenditures                           636             530           ---        1,166

        Fiscal year 1996:
        Net sales                                   30,811           9,993           ---       40,804
        Operating income (loss)                      2,086             692          (428)       2,202
        Identifiable assets                         26,584           6,864           ---       33,448
        Depreciation and amortization                1,659             103           ---        1,762
        Capital expenditures                       $   633         $   152           ---      $   785

    8   EARNINGS PER SHARE

        Shares used in per share computation for the years ended March 28, 1998, March 29, 1997 and March 30, 1996 are as follows:

        -----------------------------------------------------------------------------------------------------
        Years ended
        (In thousands except per share data)       March 28, 1998          March 29, 1997      March 30, 1996
        -----------------------------------------------------------------------------------------------------
        Net earnings                                       $  767                  $1,509              $2,193
                                                   ----------------------------------------------------------
        Weighted average:
        Common shares outstanding                           4,319                   4,300               4,232
        Common share equivalents                               58                      76                  65
                                                   ----------------------------------------------------------
        Common shares assuming dilution                     4,377                   4,376               4,297
                                                   ==========================================================

        Net earnings per share of common stock             $ 0.18                  $ 0.35              $ 0.52
                                                   ==========================================================

        Net earnings per share of common stock
             assuming dilution                             $ 0.18                  $ 0.34              $ 0.51
                                                   ==========================================================

        Stock options not included in computation             177                      38                  27
                                                   ==========================================================

        The number of stock options not included in the computation of diluted EPS reflects stock options where the exercise prices were greater than the average market price of the common shares and are therefore antidilutive.

        Dividends declared in fiscal years 1997 and 1996 were $27,000 and $20,000, respectively. These dividends were associated with Ultracision, Inc., prior to the merger. Dividends paid were $27,000, $21,000 and $14,000 in 1998, 1997 and 1996, respectively, to Ultracision shareholders.

    9   INCOME TAXES

        Following are the components of the provision for income taxes:


        ------------------------------------------------------------------------------------
        Years ended
        (In thousands)                      March 28, 1998  March 29, 1997    March 30, 1996
        ------------------------------------------------------------------------------------
        Current:
           Federal                                   $ 413           $ 761             $ 490
           State                                        20             239               198
                                                     ---------------------------------------
                                                       433           1,000               688
        Deferred:
           Federal                                      50            (325)             (230)
           State                                      (154)           (136)              (28)
                                                     ---------------------------------------
                                                      (104)           (461)             (258)

        Provision for income taxes                   $ 329           $ 539             $ 430
                                                     =======================================


        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

        -------------------------------------------------------------------------------------
        Years ended
        (In thousands)                                      March 28, 1998    March 29, 1997
        ------------------------------------------------------------------------------------
        Current tax assets, net                                      $2,092           $2,036
        Noncurrent tax liabilities, net                                 (57)            (121)
                                                                     -----------------------
        Net deferred taxes                                           $2,035           $1,915
                                                                     =======================

        Future state tax effect                                      $ (138)          $   (1)
        Allowance for doubtful accounts                                 125              160
        Fixed asset depreciation                                        (57)            (121)
        Inventory reserves and additional costs capitalized           1,598            1,508
        Deferred revenue                                                 53               77
        Accrued vacation                                                153              168
        Accrued warranty                                                249              274
        Other accrued liabilities                                       143              229
        Unrealized loss (gain) on equity securities                       9               (7)
        Valuation allowances                                           (100)            (372)
                                                                    ------------------------
                                                                    $ 2,035           $1,915
                                                                    ========================

        Income tax expense differs from the amounts computed by applying the U.S. federal income tax rate to pre-tax income as a result of the following:


        ---------------------------------------------------------------------------------------------------
        Years ended
        (In thousands except percentages)             March 28, 1998       March 29, 1997   March 30, 1996
        ---------------------------------------------------------------------------------------------------
        Statutory federal income tax                     $372   34.0%        $697    34.0%    $ 892   34.0%
        Beginning of year change in deferred
        tax asset valuation allowance                     (85)  (7.8)        (272)  (13.3)     (381) (14.5)
        State income tax, net of federal benefit          (87)  (8.0)          67     3.3       112    4.3
        Nontax deductible expenses                        210   19.2           64     3.1        27    1.0
        Interest income exempt from federal tax           (83)  (7.5)         (23)   (1.1)      (52)  (2.0)
        Tax credits                                       (24)  (2.2)         (95)   (4.6)     (147)  (5.6)
        Other                                              26    2.3          101     4.9       (21)  (0.8)
                                                         -------------------------------------------------
        Effective income tax                             $329   30.0%        $539    26.3%     $430   16.4%
                                                         =================================================


        The change in valuation allowance from March 29, 1997 to March 28, 1998 was $272,000. The change from March 30, 1996 to March 29, 1997 was $453,000. The change from March 25, 1995 to March 30, 1996 was $410,000.

        The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences became deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based on the historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of valuation allowances as of March 28, 1998.

    10  STOCK OPTIONS AND EMPLOYEE BENEFIT PLANS

        Stock Option Plan The Company has established a stock option plan which provides for the granting of up to 700,000 shares of common stock at 100% of fair market value at the date of grant, with each grant needing approval by the Board of Directors of the Company. Options granted vest in one or more installments as set forth in the option agreement and must be exercised while the grantee is employed by the Company or within a certain period after termination of employment. Options granted to employees shall not have terms in excess of 10 years from the grant date. Holders of options may be granted stock appreciation rights
        (SARs), which entitle them to surrender outstanding options for a cash distribution under certain changes in ownership of the Company, as defined in the stock option plan. As of March 28, 1998, no SARs have been granted under the option plan. As of March 28, 1998, the total number of shares of common stock available for issuance is 623,500. All outstanding options have a term of five years, except for 75,000 options (which have a term of 2-1/2 years). With the merger of Ultracision, the Company also assumed 56,370 options granted under the Ultracision option plans. These options vest 100% after two years and have a term of five years.

        Following is a summary of stock option activity:
        ------------------------------------------------------------------------------------------------
                                 Per Share Weighted
                                 Average Fair Value           Options                   Weighted Average
                                 of Options Granted       Exercisable     Shares          Exercise Price
        ------------------------------------------------------------------------------------------------
        Outstanding as of March 25, 1995          N/A          68,500    222,928                  $4.591
                                             -----------------------------------------------------------
          Exercised                                                      (76,702)                  3.364
          Forfeited                                                      (37,250)                  4.784
          Granted                            $  2.802                     63,956                   4.027
                                             -----------------------------------------------------------
        Outstanding as of March 30, 1996                       48,350    172,932                   4.885
                                             -----------------------------------------------------------
          Exercised                                                      (55,550)                  4.945
          Forfeited                                                      (51,750)                  4.874
          Granted                               3.426                    253,238                   7.628
                                             -----------------------------------------------------------
        Outstanding as of March 29, 1997                       12,150    318,870                   7.058
                                             -----------------------------------------------------------
          Exercised                                                         (950)                  4.000
          Forfeited                                                      (16,250)                  4.115
          Granted                            $  3.822                     89,000                   7.410
                                             -----------------------------------------------------------
        Outstanding as of March 28, 1998                      106,682    390,670                  $7.268
                                             ===========================================================

        In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company is required to disclose the effects on net earnings and earnings per share as if it had elected to use the fair value method to account for employee stock-based compensation plans. Had the Company recorded a charge for the fair value of options granted consistent with SFAS No. 123, net earnings and net earnings per share would have been reduced to the pro forma amounts shown below:

        ------------------------------------------------------------------------------------------------
        Years ended
        (In thousands except per share data)          March 28, 1998     March 29, 1997   March 30, 1996
        ------------------------------------------------------------------------------------------------
        Net earnings
         As reported                                          $  767             $1,509           $2,193
         Pro forma                                               404              1,361            2,189
        Net earnings per share - basic
         As reported                                            0.18               0.35             0.52
         Pro forma                                              0.09               0.32             0.52
        Net earnings per share - diluted
         As reported                                            0.18               0.34             0.51
         Pro forma                                            $ 0.09             $ 0.31           $ 0.51

        Pro forma net income reflects only options granted in 1998, 1997 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of five years, and compensation cost for options granted prior to April 1, 1995 is not considered.

        For purposes of computing pro forma net income, the fair value of each option grant and Employee Stock Purchase Plan purchase right is estimated on the date of grant using the Black Scholes option pricing model. The assumptions used to value the option grants and purchase rights are stated below:

        Years ended                          March 28, 1998     March 29, 1997      March 30, 1996
        ------------------------------------------------------------------------------------------
        Expected life of options                    4 years       3 to 4 years        3 to 4 years
        Expected life of purchase rights              6 mos              6 mos                 N/A
        Volatility                                       60%                56%                 58%
        Risk-free interest rate                5.50 to 6.25       5.11 to 6.60                5.11
        Dividend yield                                 zero               zero                zero


        Options Outstanding and Exercisable as of March 28, 1998, by Price Range
         ---------------------------------------------------------------------------------------------------
                                   Number    Weighted Average         Weighted       Number         Weighted
        Range of               of Options           Remaining          Average   of Options          Average
        Exercise Prices       Outstanding    Contractual life   Exercise Price  Exercisable   Exercise Price
        ----------------------------------------------------------------------------------------------------

        From $2.66 to $2.93        56,370               3.24            $2.750       15,032           $2.660
        $4.00                      12,900               1.95             4.000        8,550            4.000
        From $6.88 to $9.35       321,400               3.22             8.192       83,100            8.629
        ----------------------------------------------------------------------------------------------------
        From $2.66 to $9.35       390,670               3.18            $7.268      106,682           $7.417
        ====================================================================================================

        Employee Stock Purchase Plan Under the Company's Employee Stock Purchase Plan (the Purchase Plan), employees meeting specific employment qualifications are eligible to participate and can purchase shares semi-annually through payroll deductions at the lower of 85% of the fair market value of the stock at the commencement or end of the offering period. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions for up to 10% of qualified compensation. As of March 28, 1998, 120,839 shares remain available for issuance under the Purchase Plan. The weighted fair value of the purchase rights granted in 1998 was $7.235.

        401(k) Plan The Company has established 401(k) plans which cover substantially all employees. Participants may make voluntary contributions to the plan up to 20% of their defined compensation. The Company is required to match a percentage of the participants' contributions in accordance with the plan. Participants vest ratably in Company contributions over a four-year period. Company contributions to the plans for fiscal 1998, 1997, and 1996 were approximately $151,000, $148,000 and $181,000, respectively.

    11  COMMITMENTS

        The Company leases a 47,300 square foot facility located in San Ramon, California, under a twelve-year lease (as amended) that commenced in April 1994. The Company leases a 12,000 square foot facility located in Fremont, California, under an operating lease agreement, which expires in January 1999. The Company leases a 20,000 square foot facility located in Santa Clara, California, under a seven-year lease that commenced in July 1995. These facilities, in addition to a 12,000 square foot facility in Fremont, which the Company owns, accommodate all of the Company's present operations. The future minimum lease payments are shown below:

        ------------------------------------------------------------------------------
        Fiscal years
        (In thousands)
        ------------------------------------------------------------------------------
        1999                                                            $   852
        2000                                                                837
        2001                                                                845
        2002                                                                849
        2003                                                                722
        Thereafter                                                      $ 2,560

        The aggregate rental expense was $959,000, $937,000, and $908,000 in fiscal 1998, 1997 and 1996, respectively.

    12  LINE OF CREDIT

        The Company maintained a bank line of credit for $200,000 plus $350,000 of overdraft protection that carried interest at the bank's prime rate plus two percent, which expired in October, 1997. This line of credit was secured by accounts receivable. As of March 28, 1998, the line of credit balance had been repaid. As of March 29, 1997, the balance outstanding under the line of credit was $189,000.

        The Company also maintained a $1,000,000 line of credit secured by the Company's cash equivalents and marketable securities. This credit line was not utilized and expired in fiscal 1998.

    13  LONG TERM DEBT

        Long term debt as of March 28, 1998 and March 29, 1997, consisted of the following:


        --------------------------------------------------------------------------------------------------------
        Years ended
        (In thousands)                                                           March 28, 1998   March 29, 1997
        --------------------------------------------------------------------------------------------------------
        Note payable to bank; monthly principal installments of $4,167 with interest payable monthly at 3.5% above the bank's Prime rate;
        collateralized by inventory and equipment; repaid in 1998                         $ ---            $ 154

        Note payable to bank; monthly installments of principal and interest
        of $2,149; secured by building; repaid in 1998                                      ---              197

        Note payable to bank; monthly principal installments of $1,083 with interest payable monthly at 4.5% above the bank's Prime rate;
        collateralized by inventory and equipment; repaid in 1998                           ---               65

        Note payable to bank; monthly installments of principal and interest
        of $1,304; secured by inventory and equipment; repaid in 1998                       ---              163

        Note payable to bank; monthly installments of principal and interest
        of $4,132; secured by building; repaid in 1998                                      ---              406
                                                                                            ---              985
        Less current portion of long term debt                                              ---               76
                                                                                          ----------------------
        Total long term debt                                                              $ ---            $ 909
                                                                                          ======================


    14  SUBSEQUENT EVENTS

        On May 18, 1998, the Company acquired all of the outstanding shares of Microsource, Inc. of Santa Rosa, California for $1,500,000 plus contingent future payments based on earnings of Microsource for the next two years. The acquisition will be accounted for under the "purchase" method of accounting. Microsource will function as a wholly owned subsidiary of Giga-tronics Incorporated. Microsource develops and manufactures a broad line of YIG (Yttrium, Iron, Garnet) tuned oscillators, filters, and microwave synthesizers.

        On May 21, 1998, the Company signed an agreement with a bank for an unsecured revolving line of credit loan for $7,000,000 that expires July 31, 1999 with interest payable at prime rate or at LIBOR plus 1 1/2 percent.

I N D E P E N D E N T  A U D I T O R S'  R E P O R T



The Board of Directors and Shareholders
Giga-tronics Incorporated:



        We have audited the accompanying consolidated balance sheets of Giga-tronics Incorporated and subsidiaries as of March 28, 1998, and March 29, 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for years ended March 28, 1998, March 29, 1997, and March 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Giga-tronics Incorporated and subsidiaries as of March 28, 1998, and March 29, 1997, and the results of their operations and their cash flows for the years ended March 28, 1998, March 29, 1997 and March 30, 1996, in conformity with generally accepted accounting principles.






                                                   /s/
                                                   KPMG Peat Marwick LLP



Mountain View, California
May 1, 1998
(except as to Note 14, which is as of May 21, 1998)

S E L E C T E D  F I N A N C I A L  D A T A


SUMMARY OF OPERATIONS:
------------------------------------------------------------------------------------------------------------
                                          March 28,     March 29,      March 30,     March 25,     March 26,
(In thousands except per share data)           1998          1997           1996          1995          1994
------------------------------------------------------------------------------------------------------------
Net sales                                   $36,813       $38,031        $40,804       $33,980       $30,524
Gross profit                                 15,789        14,627         15,916        11,988        12,169
Operating expenses                           15,172        13,096         13,714        13,336        10,602
Interest income, net                            457           533            221           157           208
Earnings (loss) before income taxes           1,096         2,048          2,623        (1,170)        1,928
Net earnings (loss)                             767         1,509          2,193          (695)        1,635
Net earnings (loss) per share - basic       $  0.18       $  0.35       $   0.52       $ (0.16)      $  0.38
Net earnings (loss) per share - diluted     $  0.18       $  0.34       $   0.51       $ (0.16)      $  0.38


FINANCIAL POSITION:
------------------------------------------------------------------------------------------------------------
                                          March 28,     March 29,      March 30,     March 25,     March 26,
(In thousands except ratio)                    1998          1997           1996          1995          1994
------------------------------------------------------------------------------------------------------------
Current ratio                                  4.80          4.32           3.15          2.75          3.75
Working capital                             $23,176       $22,692        $19,638       $16,080       $17,172
Total assets                                 32,672        33,618         33,448        30,981        30,031
Shareholders' equity                        $26,461       $25,654        $23,475       $21,131       $22,361
Shares of common stock - basic                4,319         4,300          4,232         4,249         4,293
Shares of common stock - diluted              4,377         4,376          4,297         4,249         4,315


PERCENTAGE DATA:
------------------------------------------------------------------------------------------------------------
                                          March 28,     March 29,      March 30,     March 25,     March 26,
                                               1998          1997           1996          1995          1994
------------------------------------------------------------------------------------------------------------
Percent of net sales
    Gross profit                               42.9          38.5           39.0          35.3          39.9
    Operating expenses                         41.2          34.4           33.6          39.2          34.7
    Interest income, net                        1.2           1.4            0.5           0.5           0.7
    Earnings (loss) before income taxes         3.0           5.4            6.4          (3.4)          6.3
    Net earnings (loss)                         2.1           4.0            6.4          (2.0)          5.4

S E L E C T E D   F I N A N C I A L   D A T A


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
------------------------------------------------------------------------------------------------------------
                                                                               1998
(In thousands except per share data)              First        Second         Third        Fourth       Year
------------------------------------------------------------------------------------------------------------
Net sales                                       $ 9,081       $ 9,574       $ 9,514       $ 8,644    $36,813
Gross profit                                      4,177         4,342         3,916         3,354     15,789
Operating expenses                                3,659         3,913         3,913         3,687     15,172
Interest income, net                                124            98            97           138        457
Earnings (loss) before income taxes                 664           530           107          (205)     1,096
Net earnings (loss)                                 465           371            72          (141)       767
Net earnings (loss) per share - basic              0.11          0.09          0.02         (0.03)      0.18
Net earnings (loss) per share - diluted            0.11          0.08          0.02         (0.03)      0.18
Equivalent shares of common stock - basic         4,316         4,318         4,320         4,322      4,319
Equivalent shares of common stock - diluted       4,359         4,378         4,413         4,322      4,377


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
------------------------------------------------------------------------------------------------------------
                                                                               1997
(In thousands except per share data)              First        Second         Third        Fourth       Year
------------------------------------------------------------------------------------------------------------
Net sales                                       $ 9,849       $ 9,415       $10,685       $ 8,082    $38,031
Gross profit                                      3,922         3,687         4,039         2,979     14,627
Operating expenses                                3,364         2,954         3,121         3,657     13,096
Interest income, net                                104           151           147           131        533
Earnings (loss) before income taxes                 683           881         1,044          (560)     2,048
Net earnings (loss)                                 500           638           773          (402)     1,509
Net earnings (loss) per share - basic              0.12          0.15          0.18         (0.09)      0.35
Net earnings (loss) per share - diluted            0.11          0.15          0.18         (0.09)      0.34
Equivalent shares of common stock - basic         4,274         4,313         4,306         4,310      4,300
Equivalent shares of common stock - diluted       4,356         4,396         4,386         4,310      4,376

COMMON STOCK MARKET PRICES

The Company's common stock is traded over the counter on NASDAQ/NMS National Market System using the symbol "GIGA." The number of record holders of the Company's common stock as of March 28, 1998 exceeded 1,000. The table below shows the high and low closing bid quotations for the common stock during the indicated fiscal periods.

------------------------------------------------------------------------------------------------------------
                             1998                  High         Low        1997            High        Low
------------------------------------------------------------------------------------------------------------
First quarter                (3/30 - 6/28)           8-1/2      6-9/16     (3/31 - 6/29)   14-1/4     7

Second quarter               (6/29 - 9/27)          10          6-7/8      (6/30 - 9/28)   11-5/8     7-7/8

Third quarter                (9/28 - 12/27)         11-3/8      7-3/4      (9/29 - 12/28)   9         7-5/8

Fourth quarter               (12/28 - 3/28)          9-3/4      6-1/4     (12/29 - 3/29)    9-1/8     7-1/4
