Form 10-K, Exhibit 13
period 1999-03-27
GIGA TRONICS INC
filed 1999-06-21
CIK 719274

                                                                   EXHIBIT 13.0


MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS FOR FISCAL 1999 AS COMPARED TO 1998

         The Company acquired Microsource, Inc. a manufacturer of YIG oscillators and communications related synthesizers on May 18, 1998 in a purchase transaction. Its performance from that date through March 27, 1999 is included in the Company's operating results. This acquisition positions the Company to expand its market for microwave instruments and devices.

         New orders received in 1999 were $36,786,000, an increase of 11% from $33,092,000 in 1998. These orders included $7,900,000 for Microsource for which there were no comparable orders. At year end 1999, the Company's backlog of unfilled orders was $17,792,000, compared to $6,492,000 at the end of 1998. Primarily, the increase in backlog is attributable to addition of the Microsource backlog which was $11,066,000 at year end.

         Net sales for 1999 were $37,636,000, a 2% increase from 1998. The increase is due to the addition of Microsource sales of $9,000,000 offset by reduced sales volume for the Semiconductor Equipment Group as well as Giga-tronics Instrument products. In 1999, Semiconductor Group sales declined $6.2 million. Revenues at the Company's semiconductor product lines were impacted by the substantial downturn of the semiconductor industry together with the severe economic problems in Asia. The Giga-tronics Instruments sales reduction of $3.4 million were due to the aging of the product lines, delay in new product releases, and weakness in the wireless industry. ASCOR sales improved $1.4 million in 1999 over 1998.

         Cost of sales increased 24% in 1999 to $26,102,000 from $21,024,000 in 1998. The increase in 1999 is attributable to the addition of Microsource as well as inventory write offs associated with the Company's decision to discontinue a particular semiconductor equipment line. The cost of sales for Microsource during fiscal 1999 was $6,978,000.

         Operating expenses increased 1% in 1999 over 1998, which includes Microsource operating expenses of $2,152,000. Product development costs declined $.9 million in 1999 to $5.3 million as the development of new products begins to return to previous levels. Selling, general and administrative expenses increased in 1999 due to the addition of Microsource which had expenses of $1,602,000. Amortization of intangibles increased as a result of the addition of the amortization of goodwill for Microsource offset by reduced amortization of patents and licenses.

         Other income increased primarily due to the gain from the sale of a surplus building following facilities consolidation of the Company's Semiconductor Equipment subsidiaries. Net interest income in 1999 declined 75% from 1998 due to lower cash available for investment. The cash decline resulted principally from the extinguishment of debt, reduction of accounts payable and acquisition costs associated with the acquisition of the Microsource subsidiary. The benefit for income taxes in 1999 was $1,148,000 or 38% of the pre-tax loss.

         The Company recorded a net loss of $1,858,000, or $0.43 per share, in 1999 versus earnings of $767,000, or $0.18 per share in 1998. The decline in 1999 earnings was due to the Company's lower gross profits in 1999 of $11,534,000 as compared to $15,789,000 in 1998.


RESULTS OF OPERATIONS FOR FISCAL 1998 AS COMPARED TO 1997

         Orders received in 1998 were $33,092,000, a decrease of 6% from 1997. At year end 1998, the Company's backlog of unfilled orders was $6,492,000, compared to $10,192,000 at the end of 1997. The majority of the decline in backlog is attributable to the semiconductor product line. Several large semiconductor orders were shipped in 1998.

         Net sales for 1998 were $36,813,000, a 3% decrease from 1997. In 1998, Giga-tronics Instruments sales declined by $1.7 million. Aging of the product lines, lack of new product releases, and the continued decline in defense-related programs was the principal cause of the revenue decline. ASCOR fiscal 1998 sales also declined $1.7 million due to the timing of large procurements and declining military programs. These declines were partially offset by an increase of $2.2 million of Semiconductor Equipment Group sales. The 1998 growth in the semiconductor products reflects the introduction of several new products and increased manufacturing output.

         Cost of sales decreased to $21,024,000 or 8% in 1998 from $23,404,000 in 1997. The decrease in cost of sales is attributable to lower labor content, lower depreciation, and lower controllable manufacturing expenses as a result of cost cutting measures to control expenses.

         Operating expenses increased 16% in 1998 over 1997. Product development costs increased $1.6 million in 1998 to $6.2 million in an effort to develop new products in each of the Company's product lines. The increased product development spending in 1998 has resulted in the introduction of several new products, with additional new products anticipated for release in 1999 or later. Selling, general and administrative expenses increased in 1998 due to $643,000 of transaction costs associated with the mergers of Viking Semiconductor Equipment, Inc. and Ultracision, Inc.

         Net interest income in 1998 declined 14% from 1997 due to lower cash available for investment. The cash decline resulted from extinguishing the debt of the acquired subsidiaries, increased funding for new product development, and acquisition costs. The provision for income taxes in 1998 was $329,000 or 30% of pre-tax income and the provision for income taxes in 1997 was $539,000 or 26% of pre-tax income.

         The Company recorded net earnings of $767,000, or $0.18 per share, in 1998, a 47% decrease in earnings per share from $0.34 in 1997. The decline in 1998 earnings was due to the 35% increase in product development spending and transaction costs for the mergers.

FINANCIAL CONDITION AND LIQUIDITY

         As of March 27, 1999, the Company had $2,686,000 in cash, cash equivalents, and investments, compared to $10,335,000 as of March 28, 1998 and $14,209,000 as of March 29, 1997. Cash used by operations amounted to $2,365,000 in 1999, compared to cash used by operations of $1,099,000 in 1998, and cash provided by operations of $3,285,000 in 1997. In 1999, the losses by operations were the significant reason for the increase in use of cash by operations. In 1998, the increase in product development costs of $1,619,000 and the merger transaction costs of $643,000 were the significant reasons for the use of cash by operations. Cash provided by operations in 1997 is attributed to operating income in the year and reductions in accounts receivable.

         The Company continues to maintain a strong financial position, with working capital at year end of $18,021,000 compared to $23,484,000 and $22,692,000 in 1998 and 1997, respectively. The Company's current ratio of 3.3 decreased from the 1998 and 1997 current ratio of 5.1 and 4.3, respectively. The decrease in working capital and current ratio is primarily a result of the Microsource acquisition.

         Additions to property and equipment were $953,000 in 1999, compared to $779,000 and $1,166,000 in 1998 and 1997, respectively. This spending reflects continuing investments to support new product development, increased productivity, and improved product quality. Other cash outflows for 1999 were payments on credit lines and notes payable of the acquired Microsource subsidiary of $4,042,000. Other cash inflows in 1999 were $89,000 of common stock in connection with the exercise of stock options, $1,291,000 from the sale of the Company's building and $5,742,000 from maturities of investments, net of purchases, which are principally marketable securities classified as available for sale.

         Management believes that the Company has adequate resources to meet its operating and capital expenditure needs for the foreseeable future. The Company has a seven million dollar unsecured line of credit, none of which has been used. The Company may continue to increase product development expenditures in the near term for the purpose of broadening its product base, especially in Giga-tronics Instruments. It has been the Company's intention to broaden its product lines and expand its market, both by internal development of new products and through the acquisition of other business entities.


YEAR 2000 (Y2K) ISSUES

         The Company is aware of and is addressing the issues associated with the programming code in existing computer systems as the year 2000 approaches. The Year 2000 problem is pervasive and complex, as many computer systems, manufacturing equipment and industrial control systems will be affected in some way by the rollover of the two-digit year value to 00. Systems that do not properly recognize such data could generate erroneous information or cause a system to fail. The Year 2000 issue creates risk for the Company from unforeseen problems in its own systems and from third parties with which the Company deals on financial transactions worldwide. Failures of the Company's and/or third parties' computer systems, manufacturing equipment and industrial control systems could have a material adverse impact on the Company's ability to conduct its business.

         The Company is in the process of analyzing internal systems as well as all external systems (such as vendor, customer, banking systems, etc.) upon which the Company is dependent, to identify and evaluate any potential Year 2000 issues. The Company is committed to achieving Year 2000 compliance; however, with a significant portion of the problem external and therefore outside the direct control of the Company, there can be no assurances that the Company will be fully or even significantly Year 2000 compliant at the critical juncture. In addition, as full testing of Year 2000 functionality must occur in a simulated environment, the Company will not be able to test full system Year 2000 interfaces and capabilities prior to the Year 2000.

         The Company has completed an inventory of internal systems, hardware, software, manufacturing equipment and embedded chips in industrial control instruments. Each of these items was identified as mission critical, mission essential, mission impaired or mission non-critical. The Company is in the process of prioritizing and evaluating mission critical and mission essential items, identifying fixes and resources as appropriate, and performing and testing corrective measures. While the Company believes that its evaluation has been comprehensive, there can be no assurance that all systems critical to Year 2000 compliance have been identified, or that the corrective actions identified will be completed on time.

         The Company has upgraded 4 of the 5 packaged financial systems it currently uses to vendor certified Year 2000 compliant versions. The Company is in the process of evaluating the plans regarding the last financial system that is not Year 2000 compliant.

         The Company has completed an inventory of current products and their hardware, software, and embedded chips. Each of the Company's products was evaluated as to whether it maintained the date and if the date handling was Year 2000 compliant. All of the Company's current products, which maintained the date, were found to be Year 2000 compliant. Several of the Company's non-current products were found not to be Year 2000 compliant but the Company has determined either a manual work around or has an upgrade path to resolve the Year 2000 problem for such non-current products.

         Currently, the Company is inventorying key suppliers of goods and services to the Company, and considering the potential impact on the Company and its customers of Year 2000 compliance by these suppliers. The Giga-tronics Instruments division has mailed surveys to more than 600 of its suppliers, and is in the process of evaluating responses and sending follow-up letters. The ASCOR subsidiary has mailed surveys to more than 50 of its suppliers, and is in the process of evaluating responses and sending follow-up letters. The Microsource subsidiary has mailed surveys to more than 450 of its suppliers, and is in the process of evaluating responses and sending follow-up letters. Surveys to the suppliers of the Company's other subsidiaries and divisions are scheduled to go out during the next fiscal quarter. The Company plans to determine if its suppliers pose a threat to it for non compliance. If these suppliers pose a threat, the Company plans to disqualify the non-complaint suppliers, look for alternative sources and re-qualify new suppliers to help mediate potential business disruptions. While the Company believes that it will be able to qualify alternative suppliers as needed, until all supplier and customer survey responses have been received and evaluated, the Company can not fully evaluate the extent of potential problems and the costs associated with corrective actions.

         To date, the Company has not incurred significant costs associated with Year 2000 compliance. The Company estimates the cost to complete its current compliance program will not be significant. Of these costs, less than $50,000 is associated with the upgrade of packaged software systems used by the Company's subsidiaries most of which has been expended. These are systems that would not otherwise have been replaced or upgraded at this time. The Company may incur significant additional costs depending largely on the response from the Company's suppliers and the extent to which supplier re-qualification is needed. Cost estimates will also be evaluated as the status of the overall compliance program is updated. Currently, the Company has no other contingency plan for Year 2000 compliance. There can be no assurance that actual costs will not be materially higher than currently anticipated. Most of these costs are not likely to be incremental costs to the Company, but rather will represent the re-deployment of existing information technology resources. The Company is unable to determine what effect the failure of systems because of Year 2000 issues by the Company or its suppliers or customers will have, but any significant failures could have an adverse material effect on the Company's results of operations and financial condition.


FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

With the addition of Microsource, Inc. the Company's defense-related orders have become more important. If the defense market should soften, shipments in the current year could fall short of plan with a concurrent decline in earnings. Current softness in the market for the Company's commercial products has resulted in a leveling of the commercial backlog. If this trend cannot be reversed in the near term, shipments in the current year could fall short of plan with a continued decline in earnings.

As part of its business strategy, the Company intends to broaden its product lines and expand its markets, in part through the acquisition of other business entities. The Company had acquired Viking Semiconductor Equipment, Inc. and Ultracision, Inc. in fiscal 1998 in transactions accounted for as a pooling-of-interests and Microsource, Inc. in fiscal 1999 in a transaction accounted for as a purchase. The Company is subject to various risks in connection with these and any future acquisitions. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the acquired companies, the potential disruption of the Company's business, the inability of the Company's management to maximize the financial and strategic position of the Company by the successful incorporation of acquired technology and rights into the Company's product offerings, the maintenance of uniform standards, controls, procedures and policies, and the potential loss of key employees of acquired companies. No assurance can be given that any acquisition by the Company will or will not occur, that if an acquisition does occur, that it will not materially and adversely affect the Company or that any such acquisition will be successful in enhancing the Company's business. The Company currently contemplates that future acquisitions may involve the issuance of additional shares of the Company's common stock. Any such issuance may result in dilution to all shareholders of the Company, and sales of such shares in significant volume by the shareholders of acquired companies may depress the price of the Company's common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report to Stockholders contain forward-looking statements that involve risks and uncertainties. The actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed herein and in the Company's 1999 Report 10-K under "Item 1. Business" as filed with the Securities and Exchange Commission.

CONSOLIDATED  BALANCE  SHEETS


-------------------------------------------------------------------------------------------------------
                                                                   March 27, 1999        March 28, 1998
                                                                   --------------        --------------
                                                                    (In thousands except share data)
ASSETS
Current assets
    Cash and cash equivalents                                        $  2,686               $  4,611
    Investments                                                            --                  5,724
    Notes receivable                                                       --                    860
    Trade accounts receivable, net of allowance
          of $435 and $293 respectively                                 6,434                  6,924
    Inventories, net                                                   13,249                  8,064
    Income tax receivable                                                 725                    732
    Prepaid expenses                                                      383                    265
    Deferred income taxes                                               2,309                  2,092
                                                                     --------               --------
TOTAL CURRENT ASSETS                                                   25,786                 29,272

Property and equipment
    Land                                                                   --                    279
    Building and leasehold improvements                                   311                    782
    Machinery and equipment                                            13,460                  8,880
    Office furniture and fixtures                                       1,060                    689
                                                                     --------               --------
Property and equipment, gross cost                                     14,831                 10,630
Less accumulated depreciation and amortization                          9,179                  7,885
                                                                     --------               --------
PROPERTY AND EQUIPMENT, NET                                             5,652                  2,745
PATENTS AND LICENSES                                                      349                    577
GOODWILL, NET                                                           1,194                     --
DEFERRED INCOME TAXES                                                     169                     --
OTHER ASSETS                                                              109                     78
                                                                     --------               --------
TOTAL ASSETS                                                         $ 33,259               $ 32,672
                                                                     ========               ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Accounts payable                                                 $  3,022               $  2,659
    Accrued commissions                                                   369                    516
    Accrued payroll and benefits                                        1,346                    939
    Accrued warranty                                                      467                    673
    Customer advances                                                   1,648                    612
    Obligation under capital lease                                        112                     27
    Other current liabilities                                             801                    362
                                                                     --------               --------
TOTAL CURRENT LIABILITIES                                               7,765                  5,788
OBLIGATIONS UNDER CAPITAL LEASE                                           210                     24
DEFERRED INCOME TAXES                                                      --                     57
DEFERRED RENT                                                             574                    342
                                                                     --------               --------
TOTAL LIABILITIES                                                       8,549                  6,211
SHAREHOLDERS' EQUITY
Preferred stock of no par value
    Authorized 1,000,000 shares; no shares outstanding
    at March 27, 1999 and March 28, 1998                                   --                     --
Common stock of no par value;
    Authorized 40,000,000 shares; 4,361,902 shares at
    March 27, 1999 and 4,326,299 shares at
    March 28, 1998 issued and outstanding                              11,621                 11,532
Accumulated other comprehensive income                                     --                    (18)
Retained earnings                                                      13,089                 14,947
                                                                     --------               --------
TOTAL SHAREHOLDERS' EQUITY                                             24,710                 26,461
                                                                     --------               --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           $ 33,259               $ 32,672
                                                                     ========               ========


See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED  STATEMENTS  OF  OPERATIONS


-------------------------------------------------------------------------------------------------------------------
                                                                              Years ended
                                                     --------------------------------------------------------------
                                                     March 27, 1999          March 28, 1998          March 29, 1997
                                                     --------------          --------------          --------------
                                                                     (In thousands except share data)
NET SALES                                                $ 37,636                $ 36,813               $ 38,031
Cost of sales                                              26,102                  21,024                 23,404
                                                         --------                --------               --------
GROSS PROFIT                                               11,534                  15,789                 14,627
Product development                                         5,313                   6,200                  4,581
Selling, general and administrative                         9,418                   8,537                  7,956
Amortization of intangibles                                   562                     435                    559
                                                         --------                --------               --------

Operating expenses                                         15,293                  15,172                 13,096
                                                         --------                --------               --------

OPERATING INCOME (LOSS)                                    (3,759)                    617                  1,531

Other income (expense)                                        632                      22                    (16)
Interest income, net                                          121                     457                    533
                                                         --------                --------               --------
EARNINGS (LOSS) BEFORE INCOME TAXES                        (3,006)                  1,096                  2,048
Provision (benefit) for income taxes                       (1,148)                    329                    539
                                                         --------                --------               --------
NET EARNINGS (LOSS)                                      $ (1,858)               $    767               $  1,509
                                                         ========                ========               ========

EARNINGS (LOSS) PER COMMON SHARE - BASIC                 $  (0.43)               $   0.18               $   0.35
                                                         ========                ========               ========
EARNINGS (LOSS) PER COMMON SHARE - DILUTED               $  (0.43)               $   0.18               $   0.34
                                                         ========                ========               ========
WEIGHTED AVERAGE BASIC
    COMMON SHARES OUTSTANDING                               4,338                   4,319                  4,300
                                                         --------                --------               --------

WEIGHTED AVERAGE DILUTED
    COMMON SHARES OUTSTANDING                               4,338                   4,377                  4,376
                                                         --------                --------               --------


See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED  STATEMENTS  OF  SHAREHOLDERS'  EQUITY



                                                                                        Accumulated
                                                 Common Stock                              Other
                                            ------------------------    Comprehensive   Comprehensive    Retained
                                             Shares         Amount      Income (Loss)   Income (Loss)    Earnings        Total
--------------------------------------------------------------------------------------------------------------------------------
                                                                   (In thousands except share data)
BALANCE AT MARCH 30, 1996                   4,259,965     $   11,059     $       --     $      (47)    $   12,463     $   23,475

Comprehensive Income
    Net earnings                                   --             --          1,509             --          1,509          1,509
    Unrealized gain on investments, net
        of income tax expenses of $31              --             --             58             58             --             58
                                                                              -----
Comprehensive Income                               --             --          1,567             --             --             --
                                                                              =====
Stock issuance under stock
    option plans                               81,857            345             --             --             --            345
Stock repurchase                              (25,634)           (42)            --             --            (19)           (61)
Dividends declared                                 --             --             --             --            (27)           (27)
Tax benefit associated with exercise
    of stock options                               --            101             --             --             --            101
Adjustment to conform year-end
    of subsidiary                                  --             --             --             --            254            254
--------------------------------------------------------------------------------------------------------------------------------

BALANCE AT MARCH 29, 1997                   4,316,188         11,463             --             11         14,180         25,654
Comprehensive Income
    Net earnings                                   --             --            767             --            767            767
    Unrealized loss on investments, net
        of income tax benefit of $16               --             --            (29)           (29)            --            (29)
                                                                              -----
Comprehensive Income                               --             --            738             --             --             --
                                                                              =====
Stock issuance under stock
    option plans                               10,111             69             --             --             --             69

--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 28, 1998                   4,326,299         11,532             --            (18)        14,947         26,461
Comprehensive Income
    Net loss                                       --             --         (1,858)            --         (1,858)        (1,858)
    Unrealized gain on investments, net
        of income tax benefit of $10               --             --             18             18             --             18
                                                                             ------
Comprehensive Income                               --             --         (1,840)            --             --             --
                                                                             ======
Stock issuance under stock
    option plans                               35,603             89             --             --             --             89

--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 27, 1999                   4,361,902     $   11,621     $       --     $       --     $   13,089     $   24,710
================================================================================================================================


         See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS

---------------------------------------------------------------------------------------------------------------------------------
Years ended
                                                                        March 27, 1999        March 28, 1998       March 29, 1997
                                                                        --------------        --------------       --------------
                                                                                              (In thousands)
CASH FLOWS PROVIDED FROM OPERATIONS:
Net earnings (loss)                                                         $ (1,858)            $    767             $  1,509
Adjustments to reconcile net earnings to
    net cash provided by (used in) operations:
Provision for bad debts                                                          142                  (31)                  17
Depreciation  and amortization                                                 2,208                1,407                1,599
Gain on sales of fixed assets                                                   (521)                  (3)                  54
Deferred income taxes                                                           (443)                (120)                (411)
Changes in operating assets and liabilities:
    Trade accounts receivable                                                  1,738               (2,337)               1,698
    Inventories                                                               (1,710)                 196                  525
    Prepaid expenses                                                              74                 (522)                (202)
    Accounts payable                                                            (622)                 204                 (732)
    Accrued commissions                                                         (180)                 206                  (51)
    Accrued payroll and benefits                                                  67                 (118)                 133
    Accrued warranty                                                            (269)                 (67)                  10
    Accrued other expenses                                                      (209)                (212)                (347)
    Customer advances                                                           (968)                (469)                (401)
    Income taxes payable                                                         186                   --                 (116)
                                                                            --------             --------             --------
NET CASH PROVIDED BY (USED IN) OPERATIONS                                     (2,365)              (1,099)               3,285

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments                                                      (2,268)             (36,294)             (28,105)
Maturities of investments                                                      8,010               37,751               26,266
Proceeds from sale of property and equipment                                   1,291                   --                   --
Additions to property and equipment                                             (953)                (779)              (1,166)
Payment for purchase of Microsource, including transaction costs                (605)                  --                   --
Advances to Microsource                                                         (940)                  --                   --
Issuance of notes receivable                                                      --                 (860)                  --
Other assets                                                                     (17)                  57                  120
                                                                            --------             --------             --------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                            4,518                 (125)              (2,885)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock                                                          89                   69                  446
Repurchase of common stock                                                        --                   --                  (61)
Dividends paid                                                                    --                  (27)                 (21)
Payment on line of credit                                                     (1,500)                (189)                 (66)
Payment on notes payable and long term debt                                   (2,497)                (985)                (414)
Payments on capital lease and other long term obligations                       (170)                 (32)                  20
                                                                            --------             --------             --------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                           (4,078)              (1,164)                 (96)

CHANGE IN SUBSIDIARY FISCAL YEAR END                                              --                   --                  254
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              (1,925)              (2,388)                 558
                                                                            --------             --------             --------
BEGINNING CASH AND CASH EQUIVALENTS                                            4,611                6,999                6,441
ENDING CASH AND CASH EQUIVALENTS                                               2,686                4,611                6,999
                                                                            ========             ========             ========
Supplementary disclosure of cash flow information:
    Cash paid for income taxes                                              $      7             $    951             $  1,123
    Cash paid for interest                                                        --                   58                  131
Non-cash investing and financing activities:
    Purchases under capital lease obligations                                     --                   --                   36
    Dividends declared                                                            --                   --                   27


See Accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


1        BUSINESS COMBINATIONS

         In June 1997, Giga-tronics Incorporated (Giga-tronics) completed a merger with Viking Semiconductor Equipment, Inc. (Viking) by issuing approximately 420,000 shares of the Company's common stock in exchange for all of the common stock of Viking. The merger has been accounted for using the pooling-of-interests method of accounting and accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of Viking. Viking manufactures and markets a line of optical inspection equipment used to manufacture and test semiconductor devices. Products include die attachments, automatic die sorters, tape and reel equipment, and wafer inspection equipment.

         Prior to the combination, Viking's fiscal year ended May 31. In recording the pooling-of-interests combination, Viking's financial statements for the twelve months ended March 31, 1997 were combined with Giga-tronics' financial statements for the year ended March 29, 1997, and Viking's financial statements for the year ended May 31, 1996 were combined with Giga-tronics' financial statements for the year ended March 30, 1996. An adjustment has been made to retained earnings as of March 29, 1997 to eliminate the effect of including Viking's results of operations for the two month period ended May 31, 1996, in both the years ended March 29, 1997 and March 30, 1996. Viking's unaudited results of operations for the two month period ended May 31, 1996 included sales of $323,000 and a net loss of $254,000.

         In December 1997, Giga-tronics completed a merger with Ultracision, Inc. (Ultracision) by issuing approximately 517,000 shares of the Company's common stock in exchange for all of the common stock of Ultracision. Ultracision is a manufacturer of automation equipment for the test and inspection of silicon wafers. Ultracision additionally produces a line of probers for the testing and inspection of silicon devices. The merger has been accounted for using the pooling-of-interests method of accounting and accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts and results of operations of Ultracision. Prior to the combination, Ultracision's fiscal year ended March 31.

         On May 18, 1998, Giga-tronics Incorporated acquired Microsource, Inc. (Microsource) of Santa Rosa, California. Microsource develops and manufactures a broad line of YIG tuned oscillators, filters, and microwave synthesizers. The acquisition was accounted for using the purchase method of accounting, and accordingly, the results of operations of Microsource have been included in the Company's consolidated financial statements from May 18, 1998. The purchase price consisted of $1,500,000 plus contingent payments based upon future net income of Microsource during the two fiscal years after the effective time of the merger. The excess of the purchase price over the fair value of the net identifiable assets of $1,509,000 was recorded as goodwill and other intangibles (primarily, patents) and is being amortized on a straight-line basis over five years. The additional payments, if any, over the next two years contingent on future net income of Microsource will be accounted for as additional goodwill.

         The total purchase price of $1,500,000 has been allocated to the net assets acquired based on the estimated fair value as follows (in thousands):

         Current assets                                                      $ 5,119
         Property and equipment                                                4,370
         Goodwill and other intangibles                                        1,509
         Current liabilities                                                  (7,018)
         Capital lease and other long term obligations, net                     (517)
                                                                             -------
                                                                               3,463
                                                                             -------
         Less advances to Microsource, net, and transaction costs             (1,963)
                                                                             -------
                                                                             $ 1,500
                                                                             =======



         Results of operations previously reported by the separate entities prior to the mergers and the pro-forma combined amounts are summarized below.

         ----------------------------------------------------------------------------------------------------------------
         Year ended March 28, 1998 (unaudited)                                           Pro-forma              Pro-forma
                                               Giga-tronics          Microsource         Adjustments            Combined
         Net sales                                $ 36,813            $  6,262             $     --             $ 43,075
         Net earnings (loss)                           767              (4,531)                (390)              (4,154)
         Net earnings (loss) per share            $   0.18            $     --             $     --             $  (0.96)
         ----------------------------------------------------------------------------------------------------------------

         Pro-forma adjustment represents increased depreciation on the step-up basis (to fair market value) on property, plant and equipment, the amortization of goodwill created as a result of the acquisition of Microsource, and interest accrued by Microsource on the notes due to Giga-tronics for which no income had previously been recorded by Giga-tronics.

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

         FISCAL YEAR The Company's financial reporting year consists of either a 52 week or 53 week period ending on the last Saturday of the month of March. Fiscal years 1999, 1998 and 1997 each contained 52 weeks, and fiscal year 1996 contained 53 weeks.

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

         PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which range from three to ten years for machinery, and five to forty years for buildings. Leasehold improvements and assets acquired under capital leases are amortized using the straight-line method over the shorter of the estimated useful lives of the respective assets or the lease term. Recoverability of property and equipment is measured by comparison of its carrying amount, including the unamortized portion of goodwill allocated to property and equipment to future cash flows the property and equipment are expected to generate. The Company assesses the recoverability of enterprise level goodwill by determining whether the unamortized goodwill balance can be recovered through undiscounted future cash flows of the acquired operation. To date, the Company has made no adjustments to the carrying value of its property and equipment or goodwill due to asset impairment.

         DEFERRED RENT Rent expense is recognized in an amount equal to the minimum guaranteed base rent plus future rental increases amortized on the straight-line basis over the terms of the lease, including free rent periods. Included in other long-term liabilities is the excess of rent expense over required rental payments.

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

         PATENTS AND LICENSES Patents and licenses are being amortized using the straight-line method over periods of five to seven years. As of March 27, 1999 and March 28, 1998 accumulated amortization on patents and licenses was $3,329,000 and $2,735,000, respectively.

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

         EARNINGS (LOSS) PER SHARE Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share incorporate the incremental shares issuable upon the assumed exercise of stock options. Antidilutive options are not included in the computation of diluted earnings per share.

         FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK Financial instruments, which potentially subject the Company to credit risk as of March 27, 1999, consist principally of cash, cash equivalents and trade accounts receivable. The Company's cash equivalents consist principally of money market funds and the cash deposits are held in recognized depository institutions. Concentration of credit risk in trade accounts receivable results primarily from sales to major customers. The Company individually evaluates the creditworthiness of its customers and generally does not require collateral or other security. Historically, the Company has not incurred any significant credit related losses.

         FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS The carrying amount for the Company's cash equivalents, trade accounts receivable, notes receivable, notes payable, accounts payable and other accrued expenses approximates fair market value because of the short maturity of these financial instruments.

         COMPREHENSIVE INCOME The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which established standards for reporting and disclosures of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. Financial statements for earlier periods have been reclassified for comparative purposes.

         SEGMENT REPORTING The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise."

         RECENT ACCOUNTING PRONOUNCEMENTS The Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. The Company must adopt SFAS No. 133 by July 1, 1999. Management does not believe the adoption of SFAS No. 133 will have a material effect on the financial position or operations of the Company.

         RECLASSIFICATIONS Certain amounts in the accompanying 1998 financial statements have been reclassified in order to conform to the presentation of the 1999 financial statements.

3        CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

         Cash, cash equivalents, and short-term investments consisted of the following at March 27, 1999 and March 28, 1998:


         --------------------------------------------------------------------------------------------------------
         March 27, 1999                       Cash and Cash Equivalents                 Short-term Investments
         (In thousands)                    -----------------------------              ---------------------------
                                           Amortized               Fair              Amortized              Fair
                                              Cost                 Value                Cost                Value
                                           ----------             ------              ---------             -----
         Cash                                $1,093               $1,093               $    --               $  --
         Money market funds                   1,593                1,593                    --                  --
         Municipal obligations                   --                   --                    --                  --
                                             ------               ------               -------               -----
         Total debt securities               $2,686               $2,686               $    --               $  --
                                             ======               ======               =======               =====


         --------------------------------------------------------------------------------------------------------
         March 28, 1998                       Cash and Cash Equivalents                 Short-term Investments
         (In thousands)                    -----------------------------              ---------------------------
                                           Amortized               Fair              Amortized              Fair
                                              Cost                 Value                Cost                Value
                                           ----------             ------              ---------             -----
         Cash                                $1,190               $1,190               $    --              $   --
         Money market funds                   1,421                1,421                   214                 214
         Municipal obligations                2,000                2,000                 5,538               5,510
                                             ------               ------               -------              ------
         Total debt securities               $4,611               $4,611               $ 5,752              $5,724
                                             ======               ======               =======              ======

         There were realized gains (losses) of ($37,000) and $1,000 on sales of available-for-sale securities in fiscal 1999 and fiscal 1998, respectively. Unrealized losses on available-for-sale securities were $28,000 as of March 28, 1998, and were included, net of income taxes, as a separate component of Shareholder equity.

         As of March 28, 1998, all of the Company's short-term investments had maturities within one year. These securities had interest rates that ranged from 2.3% to 6.1%.

4        INVENTORIES


         ------------------------------------------------------------------
         Years ended
         (In thousands)                March 27, 1999        March 28, 1998
         ------------------------------------------------------------------
         Raw materials                    $ 6,386               $ 3,943
         Work-in-progress                   6,124                 2,999
         Finished goods                       739                 1,122
                                          -------               -------
                                          $13,249               $ 8,064
                                          =======               =======

5        NOTES RECEIVABLE

         Notes receivable at March 28, 1998 consisted of $860,000 due from Microsource with interest payable at 10% per annum. Additionally, the Company received warrants equal to 10% of the face value of the note per month, at an exercise price of $0.10 per share. The note was collateralized by the fixed assets of Microsource with principal and interest due and payable on May 29, 1998. On May 18, 1998, the Company exercised the warrants and received principal and interest payments on the note as part of its acquisition of Microsource.

6        SELLING EXPENSES

         Selling expenses consist primarily of commissions paid to various marketing agencies. Commission expense totaled $2,051,000, $2,155,000, and $2,014,000 in fiscal 1999, 1998, and 1997, respectively. Advertising costs, which were expensed as incurred, totaled $558,000, $431,000, and $425,000 for fiscal 1999, 1998, and 1997, respectively.

7        SIGNIFICANT CUSTOMERS AND INDUSTRY SEGMENT INFORMATION

         The Company has five reportable segments: Giga-tronics Instruments division, ASCOR, Microsource, the Semiconductor Equipment Group and Corporate. Giga-tronics Instruments division produces a broad line of test and measurement equipment used in the development, test and maintenance of wireless communications products and systems, flight navigational equipment, electronic defense systems and automatic testing systems. ASCOR designs, manufactures, and markets a line of switching devices that link together many specific purpose instruments that comprise automatic test systems. Microsource develops and manufactures a broad line of YIG (Yttrium, Iron, Garnet) tuned oscillators, filters and microwave synthesizers, which are used in a wide variety of microwave instruments or devices. The Semiconductor Equipment Group, which includes Viking Semiconductor Equipment, Inc. and Ultracision, Inc., manufactures and markets optical inspection equipment used to test semiconductor devices and automation equipment for the test and inspection of silicon wafers. Corporate handles the financing needs of each segment and lends funds to each segment as required.

         The accounting policies for the segments are the same as those described in the "Summary of Significant Accounting Policies." The Company evaluates the performance of its segments and allocates resources to them based on earnings before income taxes (pre-tax income
         (loss)). Segment net sales includes sales to external customers. Segment pre-tax loss includes an allocation for corporate expenses, amortization of goodwill, and interest expense from borrowings from Corporate. Corporate expenses are allocated to the reportable segments based principally on full time equivalent headcount. The interest expense is charged at 3/4% over prime which is currently 8 1/2% for cash required by each segment. Goodwill associated with acquisitions are recorded as assets of the individual segments. Assets include accounts receivable, inventories, land, building and equipment, cash, deferred income taxes, prepaid expenses, goodwill and other long-term assets. The Company accounts for inter-segment sales and transfers at terms that allow a reasonable profit to the seller. During the periods reported there were no inter-segment sales or transfers.

         The Company's reportable operating segments are strategic business units that offer different products and services. They are managed separately because each business utilizes different technology and requires different marketing strategies. All of the businesses except for Giga-tronics Instruments were acquired. The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues and pre-tax income by operating segment. The tables below present information for the fiscal years ended in 1999, 1998 and 1997:


         March 27, 1999 (In thousands):

                                        Giga-tronics                                Semiconductor
                                        Instruments       ASCOR      Microsource        Group       Corporate        Total
                                        ------------     --------    -----------    -------------   ---------       --------
         Revenue                          $ 17,061       $  6,484      $  8,984       $  5,107       $     --       $ 37,636
         Interest income                        35             10            --              2            120            167
         Interest expense                       --             31           455            287           (727)            46
         Amortization & depreciation           924            152         1,004            128             --          2,208
         Pre-tax income (loss)                (805)           546          (777)        (2,791)           821         (3,006)
         Assets                             10,130          4,426        11,495          5,763          1,445         33,259


         March 28, 1998 (In thousands):

                                        Giga-tronics                                Semiconductor
                                        Instruments       ASCOR      Microsource        Group       Corporate        Total
                                        ------------     --------    -----------    -------------   ---------       --------
         Revenue                          $ 20,441       $  5,070      $     --       $ 11,302       $     --       $ 36,813
         Interest income                        --             40            --              5            470            515
         Interest expense                        5             --            --            183           (130)            58
         Amortization & depreciation         1,110            163            --            134             --          1,407
         Pre-tax income (loss)               1,626             62            --         (1,192)           600          1,096
         Assets                             12,778          3,425            --          7,326          9,143         32,672


         March 29, 1997 (In thousands):


                                        Giga-tronics                                Semiconductor
                                        Instruments       ASCOR      Microsource        Group       Corporate        Total
                                        ------------     --------    -----------    -------------   ---------       --------
         Revenue                          $ 22,149       $  6,740      $     --       $  9,145       $     --       $ 38,034
         Interest income                        --             42            --             28            571            641
         Interest expense                       --             31            --             81             (4)           108
         Amortization & depreciation         1,307            137            --            155             --          1,599
         Pre-tax income (loss)                 820            795            --           (142)           575          2,048
         Assets                             10,575          3,694            --          6,597         12,752         33,618

         Sales to agencies of the U.S. Government and defense-related customers accounted for 24%, 12%, and 28% of the Company's sales in fiscal 1999, 1998, and 1997, respectively. Export sales accounted for 20%, 28%, and 31% of the Company's sales in fiscal 1999, 1998, and 1997, respectively. Export sales by geographical area are shown below:


         ----------------------------------------------------------------------------------
         Years ended
         (In thousands)           March 27, 1999       March 28, 1998        March 29, 1997
         ----------------------------------------------------------------------------------
         Americas                    $   445               $   345               $   422
         Europe                        3,446                 3,990                 3,467
         Asia                          3,371                 5,747                 7,547
         Rest of world                   403                   328                   460
                                     -------               -------               -------
                                     $ 7,665               $10,410               $11,896
                                     =======               =======               =======

8        EARNINGS (LOSS) PER SHARE

         Shares used in per share computations for the years ended March 27, 1999, March 28, 1998 and March 29, 1997 are as follows:


         --------------------------------------------------------------------------------------------------------------------
         Years ended
         (In thousands except per share data)                   March 27, 1999          March 28, 1998         March 29, 1997
         --------------------------------------------------------------------------------------------------------------------
         Net earnings (loss)                                     $    (1,858)              $     767               $1,509
                                                                 ===========               =========               ======
         Weighted average:
         Common shares outstanding                                     4,338                   4,319                4,300
         Common share equivalents                                         --                      58                   76
                                                                 -----------               ---------               ------
         Common shares assuming dilution                               4,338                   4,377                4,376
                                                                 ===========               =========               ======

         Net earnings per share of common stock                  $     (0.43)              $    0.18               $ 0.35
                                                                 ===========               =========               ======
         Net earnings per share of common stock
           assuming dilution                                     $     (0.43)              $    0.18               $ 0.34
                                                                 ===========               =========               ======

         Stock options not included in computation                       537                     177                   38
                                                                 ===========               =========               ======

         The number of stock options not included in the computation of diluted EPS for the period ended March 27, 1999 is a result of the Company's loss from continuing operations and therefore the options are antidilutive. The number of stock options not included in the computation of diluted EPS for the periods ending March 28, 1998 and March 29, 1997 reflects stock options where the exercise prices were greater than the average market price of the common shares and are therefore antidilutive.

         Dividends declared in fiscal year 1997 were $27,000. These dividends were associated with Ultracision prior to the merger. Dividends paid were $27,000 and $21,000 in 1998 and 1997, respectively, to Ultracision shareholders.

9        INCOME TAXES

         Following are the components of the provision (benefit) for income taxes:


         ------------------------------------------------------------------------------------------------------------
         Years ended
         (In thousands)                                 March 27, 1999          March 28, 1998         March 29, 1997
         ------------------------------------------------------------------------------------------------------------
         Current:
              Federal                                       $  (720)               $   413                $   761
              State                                               4                     20                    239
                                                            -------                -------                -------
                                                               (716)                   433                  1,000

         Deferred:
              Federal                                          (205)                    50                   (325)
              State                                            (227)                  (154)                  (136)
                                                            -------                -------                -------
                                                               (432)                  (104)                  (461)

         Provision (benefit) for income taxes               $(1,148)               $   329                $   539
                                                            =======                =======                =======

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

         ---------------------------------------------------------------------------------------------------
         Years ended
         (In thousands)                                                March 27, 1999         March 28, 1998
         ---------------------------------------------------------------------------------------------------
         Current tax assets, net                                           $ 2,309                $ 2,092
         Noncurrent tax asset (liabilities), net                               169                    (57)
                                                                           -------                -------
         Net deferred taxes                                                $ 2,478                $ 2,035
                                                                           =======                =======

         Future state tax effect                                              (238)                  (138)
         Allowance for doubtful accounts                                       187                    125
         Fixed asset depreciation                                              188                    (57)
         Inventory reserves and additional costs capitalized                 2,797                  1,598
         Deferred revenue                                                       52                     53
         Accrued vacation                                                      251                    153
         Accrued warranty                                                      162                    249
         Other accrued liabilities                                             269                    143
         Net operating loss carryforward                                     6,576                     --
         Unrealized loss (gain) on equity securities                           (18)                     9
         Valuation allowances                                               (7,748)                  (100)
                                                                           -------                -------
                                                                           $ 2,478                $ 2,035
                                                                           =======                =======

         ---------------------------------------------------------------------------------------------------

         Income tax expense (benefit) differs from the amounts computed by applying the U.S. federal income tax rate to pre-tax income as a result of the following:

         -----------------------------------------------------------------------------------------------------------------------
         Years ended
         (In thousands except percentages)                March 27, 1999             March 28, 1998             March 29, 1997
         -----------------------------------------------------------------------------------------------------------------------
         Statutory federal income tax (benefit)       $(1,022)        34.0%      $   372         34.0%      $   697         34.0%
         Beginning of year change in deferred
             tax asset valuation allowance                 --           --           (85)        (7.8)         (272)       (13.3)
         State income tax, net of federal benefit        (146)         4.9           (87)        (8.0)           67          3.3
         Nontax deductible expenses                        14         (0.4)          210         19.2            64          3.1
         Interest income exempt from federal tax          (19)         0.6           (83)        (7.5)          (23)        (1.1)
         Tax credits                                      (58)         1.9           (24)        (2.2)          (95)        (4.6)
         Goodwill and patent amortization                  84         (2.8)           --           --            --           --
         Other                                             (1)          --            26          2.3           101          4.9
                                                      --------------------       --------------------       --------------------
         Effective income tax (benefit)               $(1,148)        38.2%      $   329         30.0%      $   539         26.3%
                                                      ====================       ====================       ====================

         The change in valuation allowance from March 28, 1998 to March 27, 1999 was $7,648,000. The change in valuation allowance from March 29, 1997 to March 28, 1998 was $272,000. The change from March 30, 1996 to March 29, 1997 was $453,000.

         The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences became deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based on the historical taxable income and projections for future taxable income over the periods in which the deferred tax assets become deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of valuation allowances as of March 27, 1999.

         From the acquisition of Microsource, the Company acquired approximately $7,600,000 of deferred tax assets which were fully offset by a valuation allowance. Subsequent recognition of tax benefits relating to the valuation allowance for deferred tax assets of Microsource will be allocated to goodwill and the remainder will be allocated to income tax benefit.

10       STOCK OPTIONS AND EMPLOYEE BENEFIT PLANS

         STOCK OPTION PLAN The Company has established a stock option plan which provides for the granting of up to 700,000 shares of common stock at 100% of fair market value at the date of grant, with each grant needing approval by the Board of Directors of the Company. Options granted vest in one or more installments as set forth in the option agreement and must be exercised while the grantee is employed by the Company or within a certain period after termination of employment. Options granted to employees shall not have terms in excess of 10 years from the grant date. During fiscal 1999, the Company offered options holders the opportunity to have outstanding options repriced to current fair value, with the related vesting period starting over. The Company cancelled and reissued (repriced) 405,250 options pursuant to the repricing. Holders of options may be granted stock appreciation rights (SAR's), which entitle them to surrender outstanding options for a cash distribution under certain changes in ownership of the Company, as defined in the stock option plan. As of March 27, 1999, no SAR's have been granted under the option plan. As of March 27, 1999, the total number of shares of common stock available for issuance is 623,500. All outstanding options have a term of five years. With the merger of Ultracision, the Company also assumed 56,370 options granted under the Ultracision option plans. These options vest 100% after two years and have a term of five years.

         Following is a summary of stock option activity:

         -------------------------------------------------------------------------------------------------------------------
                                             Per Share Weighted
                                              Average Fair Value       Options                               Weighted Average
                                             of Options Granted      Exercisable              Shares          Exercise Price
         -------------------------------------------------------------------------------------------------------------------
         Outstanding as of March 30, 1996                               48,350               172,932              $4.885
         -------------------------------------------------------------------------------------------------------------------
              Exercised                                                                      (55,550)              4.945
              Forfeited                                                                      (51,750)              4.874
              Granted                              $  3.426                                  253,238               7.628
         -------------------------------------------------------------------------------------------------------------------
         Outstanding as of March 29, 1997                               12,150               318,870               7.058
         -------------------------------------------------------------------------------------------------------------------
              Exercised                                                                         (950)              4.000
              Forfeited                                                                      (16,250)              4.115
              Granted                              $  3.822                                   89,000               7.410
         -------------------------------------------------------------------------------------------------------------------
         Outstanding as of March 28, 1998                              106,682               390,670               7.268
         -------------------------------------------------------------------------------------------------------------------
              Exercised                                                                       (1,400)              2.660
              Forfeited                                                                     (561,456)              6.399
              Granted                              $  2.914                                  807,750               2.818
         -------------------------------------------------------------------------------------------------------------------
         Outstanding as of March 27, 1999                               48,814               635,564              $2.391
         -------------------------------------------------------------------------------------------------------------------

                                       19

         In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company is required to disclose the effects on net earnings and earnings per share as if it had elected to use the fair value method to account for employee stock-based compensation plans. Had the Company recorded a charge for the fair value of options granted consistent with SFAS No. 123, net earnings (loss) and net earnings
         (loss) per share would have changed to the pro-forma amounts shown below:


         -------------------------------------------------------------------------------------------------------------
         Years ended
         (In thousands except per share data)              March 27, 1999          March 28, 1998       March 29, 1997
         -------------------------------------------------------------------------------------------------------------
         Net earnings (loss)
              As reported                                  $    (1,858)              $      767           $    1,509
              Pro-forma                                         (2,234)                     404                1,361
         Net earnings (loss) per share - basic
              As reported                                        (0.43)                    0.18                 0.35
              Pro-forma                                          (0.52)                    0.09                 0.32
         Net earnings (loss) per share - diluted
              As reported                                        (0.43)                    0.18                 0.34
              Pro-forma                                          (0.52)                    0.09                 0.31

         Pro-forma net earnings (loss) reflects only options granted in 1999, 1998, 1997 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro-forma net income amounts presented above because compensation cost is reflected over the options' vesting period of five years, and compensation cost for options granted prior to April 1, 1995 is not considered.

         For purposes of computing pro-forma net earnings (loss), the fair value of each option grant and Employee Stock Purchase Plan purchase right is estimated on the date of grant using the Black Scholes option pricing model. The assumptions used to value the option grants and purchase rights are stated below:

         Years ended                                 March 27, 1999         March 28, 1998           March 29, 1997
         ----------------------------------------------------------------------------------------------------------
         Expected life of options                     4 years                4 years                 3 to 4 years
         Expected life of purchase rights             6 mos                  6 mos                   6 mos
         Volatility                                   60%                    60%                     56%
         Risk-free interest rate                      4.53 to 5.66           5.50 to 6.25            5.11 to 6.60
         Dividend yield                               zero                   zero                    zero



         Options Outstanding and Exercisable as of March 27, 1999, by Price Range
         ------------------------------------------------------------------------------------------------------------
                                      Number       Weighted Average     Weighted         Number           Weighted
         Range of                  of Options          Remaining        Average        of Options         Average
         Exercise Prices           Outstanding     Contractual Life  Exercise Price    Exercisable     Exercise Price
         ------------------------------------------------------------------------------------------------------------
         $2.09                        522,250             4.70          $ 2.094               --            $  --
         From $2.12 to $4.00           89,314             3.75            2.686           30,814            2.693
         $7.75                         24,000             1.79            7.750           18,000            7.750
                                      -------          -------          -------          -------          -------
         From $2.09 to $7.75          635,564             4.46          $ 2.391           48,814          $ 4.558
                                      =======          =======          =======          =======          =======

         EMPLOYEE STOCK PURCHASE PLAN Under the Company's Employee Stock Purchase Plan (the Purchase Plan), employees meeting specific employment qualifications are eligible to participate and can purchase shares semi-annually through payroll deductions at the lower of 85% of the fair market value of the stock at the commencement or end of the offering period. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions for up to 10% of qualified compensation. As of March 27, 1999, 86,636 shares remain available for issuance under the Purchase Plan. The weighted average fair value of the purchase rights granted in 1999 was $2.495.

         401(K) PLAN The Company has established 401(k) plans which cover substantially all employees. Participants may make voluntary contributions to the plan up to 20% of their defined compensation. The Company is required to match a percentage of the participants' contributions in accordance with the plan. Participants vest ratably in Company contributions over a four-year period. Company contributions to the plans for fiscal 1999, 1998, and 1997 were approximately $153,000, $151,000, and $148,000, respectively.

11       COMMITMENTS

         The Company leases a 47,300 square foot facility located in San Ramon, California, under a twelve-year lease (as amended) that commenced in April 1994. The Company leased a 12,160 square foot facility located in Fremont, California, under an operating lease agreement, which expired on January 31, 1999. The Company will continue to rent this facility on a month to month basis until the completion of a new facility. The new facility will be approximately 18,600 square feet in Fremont, California with a lease commencing upon completion of the building and expiring five years thereafter. The Company leases a 20,400 square foot facility located in Santa Clara, California, under a seven-year lease that commenced in July 1995. The Company leases a 35,000 square foot facility located in Santa Rosa, California, under a ten-year lease that commenced in July 1993. These facilities accommodate all of the Company's present operations. The Company also has acquired equipment under capital and operating leases. The future minimum lease payments for equipment leases and facilities are shown below and assume the new facility lease will commence on July 1, 1999:


         ---------------------------------------------------
         Fiscal years
         (In thousands)
         ---------------------------------------------------
         2000                                         $1,408
         2001                                          1,595
         2002                                          1,646
         2003                                          1,218
         2004                                            954
         Thereafter                                    1,889

         The aggregate rental expense was $1,462,000, $959,000, and $937,000, in fiscal 1999, 1998, and 1997, respectively.

         As of March 27, 1999, Property and Equipment includes equipment under capital lease of $502,000 and related accumulated depreciation of $111,000. As of March 28, 1998 and March 29, 1997, equipment under capital lease was not significant. The future minimum lease payments for capital equipment leases are shown below.


         ------------------------------------------------------------
         Fiscal years
         (In thousands)
         ------------------------------------------------------------
         2000                                                    $178
         2001                                                     150
         2002                                                     105
         2003                                                      10
                                                                 ----
         Total                                                    443
         Less interest costs                                      121
                                                                 ----
         Present value of minimum lease payments                  322
         Less current portion                                     112
                                                                 ----
         Long term portion of capital lease obligations          $210
                                                                 ====


12       LINE OF CREDIT

         The Company signed an agreement with a bank for an unsecured revolving line of credit loan for $7,000,000 with interest payable at prime rate or at LIBOR plus 1 1/2 percent. This credit line has not been utilized by the Company and expires July 31, 1999. The line of credit requires the Company be in compliance with certain financial covenants as of March 29, 1999. The Company was in violation of one such covenant, which such violation has subsequently been waived by the bank.

           I N D E P E N D E N T   A U D I T O R S'   R E P O R T



The Board of Directors and Shareholders
Giga-tronics Incorporated:

         We have audited the accompanying consolidated balance sheets of Giga-tronics Incorporated and subsidiaries as of March 27, 1999 and March 28, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for years ended March 27, 1999, March 28, 1998, and March 29, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Giga-tronics Incorporated and subsidiaries as of March 27, 1999, and March 28, 1998, and the results of their operations and their cash flows for the years ended March 27, 1999, March 28, 1998, and March 29, 1997, in conformity with generally accepted accounting principles.



/s/
KPMG LLP


Mountain View, California
May 4, 1999

SELECTED  FINANCIAL  DATA


SUMMARY OF OPERATIONS:
------------------------------------------------------------------------------------------------------------------------
(In thousands except per share data)           March 27,        March 28,       March 29,       March 30,       March 25,
                                                 1999             1998            1997            1996            1995
Net sales                                      $ 37,636         $ 36,813        $ 38,031        $ 40,804        $ 33,980
Gross profit                                     11,534           15,789          14,627          15,916          11,988
Operating expenses                               15,293           15,172          13,096          13,714          13,336
Interest income, net                                121              457             533             221             157
Earnings (loss) before income taxes              (3,006)           1,096           2,048           2,623          (1,170)
Net earnings (loss)                              (1,858)             767           1,509           2,193            (695)
Net earnings (loss) per share - basic          $  (0.43)        $   0.18        $   0.35        $   0.52        $  (0.16)
Net earnings (loss) per share - diluted        $  (0.43)        $   0.18        $   0.34        $   0.51        $  (0.16)


FINANCIAL POSITION:
------------------------------------------------------------------------------------------------------------------------
(In thousands except ratio)                    March 27,        March 28,       March 29,       March 30,       March 25,
                                                 1999             1998            1997            1996             1995
Current ratio                                      3.32             5.06            4.32            3.15            2.75
Working capital                                $ 18,021         $ 23,484        $ 22,692        $ 19,638        $ 16,080
Total assets                                     33,259           32,672          33,618          33,448          30,981
Shareholders' equity                           $ 24,710         $ 26,461        $ 25,654        $ 23,475        $ 21,131
Shares of common stock - basic                    4,338            4,319           4,300           4,232           4,249
Shares of common stock - diluted                  4,338            4,377           4,376           4,297           4,249


PERCENTAGE DATA:
---------------------------------------------------------------------------------------------------------------------------
                                                March 27,         March 28,       March 29,        March 30,      March 25,
                                                   1999             1998            1997             1996           1995
Percent of net sales

       Gross profit                                30.6             42.9            38.5            39.0            35.3
       Operating expenses                          40.6             41.2            34.4            33.6            39.2
       Interest income, net                         0.3              1.2             1.4             0.5             0.5
       Earnings (loss) before income taxes         (8.0)             3.0             5.4             6.4            (3.4)
       Net earnings (loss)                         (4.9)             2.1             4.0             5.4            (2.0)

SELECTED  FINANCIAL  DATA

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


--------------------------------------------------------------------------------------------------------------------------
(In thousands except per share data)                                              1999
                                                  ------------------------------------------------------------------------
                                                    First          Second          Third          Fourth           Year
                                                  ------------------------------------------------------------------------
Net sales                                         $  8,677        $  9,030        $ 11,343       $  8,586        $ 37,636
Gross profit                                         3,313           2,834           3,690          1,697          11,534
Operating expenses                                   3,806           3,950           3,672          3,865          15,293
Interest income, net                                   112               6               2              1             121
Earnings (loss) before income taxes                   (377)         (1,076)             47         (1,600)         (3,006)
Net earnings (loss)                                   (264)           (753)             34           (875)         (1,858)
Net earnings (loss) per share - basic             $  (0.06)       $  (0.17)       $   0.01       $  (0.20)       $  (0.43)
Net earnings (loss) per share - diluted           $  (0.06)       $  (0.17)       $   0.01       $  (0.20)       $  (0.43)
Equivalent shares of common stock - basic            4,326           4,331           4,344          4,350           4,338
Equivalent shares of common stock - diluted          4,326           4,331           4,362          4,350           4,338


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

--------------------------------------------------------------------------------------------------------------------------
(In thousands except per share data)                                              1998
                                                  ------------------------------------------------------------------------
                                                    First          Second          Third          Fourth           Year
                                                  ------------------------------------------------------------------------
Net sales                                         $  9,081        $  9,574        $  9,514       $  8,644        $ 36,813
Gross profit                                         4,177           4,342           3,916          3,354          15,789
Operating expenses                                   3,659           3,913           3,913          3,687          15,172
Interest income, net                                   124              98              97            138             457
Earnings (loss) before income taxes                    664             530             107           (205)          1,096
Net earnings (loss)                                    465             371              72           (141)            767
Net earnings (loss) per share - basic             $   0.11        $   0.09        $   0.02       $  (0.03)       $   0.18
Net earnings (loss) per share - diluted           $   0.11        $   0.08        $   0.02       $  (0.03)       $   0.18
Equivalent shares of common stock - basic            4,316           4,318           4,320          4,322           4,319
Equivalent shares of common stock - diluted          4,359           4,378           4,413          4,322           4,377


COMMON STOCK MARKET PRICES

The Company's common stock is traded over the counter on NASDAQ/NMS National Market System using the symbol "GIGA". The number of record holders of the Company's common stock as of March 28, 1998 exceeded 1,000. The table below shows the high and low closing bid quotations for the common stock during the indicated fiscal periods.


                     ---------------------------------------------------------------------------------------------
                          1999             High           Low               1998                High          Low
                     ---------------------------------------------------------------------------------------------
First quarter         (3/29-6/27)         7              4 3/4           (3/30-6/28)           8 1/2        6 9/16
Second quarter        (6/28-9/26)         5              2 13/32         (6/29-9/27)          10            6 7/8
Third quarter        (9/27-12/28)         3 1/4          2               (9/28-12/27)         11 3/8        7 3/4
Fourth quarter       (12/29-3/27)         3 7/16         2 1/8           (12/28-3/28)          9 3/4        6 1/4
------------------------------------------------------------------------------------------------------------------