Form 10-K405, Exhibit 13
period 2000-03-25
GIGA TRONICS INC
filed 2000-05-24
CIK 719274

                                                                    EXHIBIT 13.0



MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS FOR FISCAL 2000 AS COMPARED TO 1999

        New orders received in 2000 were $64,013,000, an increase of 74% from $36,786,000 in 1999. At year end 2000, the Company's backlog of unfilled orders was $34,128,000, compared to $17,792,000 at the end of 1999. As of year end 2000, there were approximately $10,201,000 unfilled orders that were scheduled for shipment beyond a year and as of year end 1999 there were no unfilled orders scheduled for shipment beyond a year. Primarily, the increase in backlog is attributable to strong order levels at Microsource and at the Giga-tronics Instruments division.

        Net sales for 2000 were $47,577,000, a 26% increase from $37,636,000 in 1999. Every segment of the business improved revenue during the fiscal year. In fiscal 2000, Microsource increased revenues 68% or $6,085,000, DYMATIX (formerly the Semiconductor Equipment Group) improved 43% or $2,180,000, in revenue, while Giga-tronics Instruments increased 8% or $1,455,000, in sales and ASCOR improved 3% or $221,000, in sales.

        Cost of sales increased 22% in 2000 to $31,767,000 from $26,102,000 in 1999. The increase in fiscal 2000 is attributable to increased shipments of products during the fiscal year coupled with higher costs for labor and material for the products shipped.

        Operating expenses declined 6% in 2000 over 1999. Product development costs declined $1,133,000 in fiscal 2000 to $4,180,000 as the development of new products returned to previous levels. Selling, general and administrative expenses increased $237,000 to $9,655,000 in 2000 due to higher commissions on higher revenues. Amortization of intangibles decreased $82,000 to $480,000 as a result of reduced amortization of patents and licenses.

        Other income decreased in fiscal 2000 primarily due to the fiscal 1999 gain from the sale of a surplus building following facilities consolidation at DYMATIX for which there was no corresponding sale in fiscal 2000. Net interest income in 2000 decreased 51% from 1999 due to lower average cash available for investment. The average cash decline resulted principally from low cash level at the beginning of the year. The provision for income taxes in 2000 was $494,000, or 30%, of the pre-tax earnings.

        Giga-tronics recorded net earnings of $1,139,000, or $0.24 per share, in 2000 versus a loss of $1,858,000, or $0.43 per share, in 1999. The improvement in 2000 earnings was due to the Company's higher sales levels in 2000 as compared to 1999.

RESULTS OF OPERATIONS FOR FISCAL 1999 AS COMPARED TO 1998

        Giga-tronics acquired Microsource, Inc., a manufacturer of YIG oscillators and communications related synthesizers, on May 18, 1998 in a purchase transaction. Performance from that date through March 27, 1999 is included in the Company's operating results. Management believes this acquisition positioned Giga-tronics to expand its market for microwave instruments and devices.

        New orders received in 1999 were $36,786,000, an increase of 11% from $33,092,000 in 1998. These orders included $7,900,000 for Microsource for which there were no comparable orders in 1998. At year end 1999, the Company's backlog of unfilled orders was $17,792,000, compared to $6,492,000 at the end of 1998. The increase in backlog is primarily attributable to addition of the Microsource backlog which was $11,066,000 at year end.

        Net sales for 1999 were $37,636,000, a 2% increase from 1998. The increase is due to the addition of Microsource sales of $ 9,000,000 offset by reduced sales volume for DYMATIX (formerly the Semiconductor Equipment Group) as well as Giga-tronics Instrument products. In 1999, DYMATIX sales declined $6.2 million. Revenues for Giga-tronics' semiconductor product lines were impacted by the substantial downturn of the semiconductor industry together with the severe economic problems in Asia. The Giga-tronics Instrument sales reductions of $3.4 million were due to the aging of the product lines, delay in new product releases, and weakness in the wireless industry. ASCOR sales improved $1.4 million in 1999 over 1998.

        Cost of sales increased 24% in 1999 to $26,102,000 from $21,024,000 in 1998. The increase in 1999 is attributable to the addition of Microsource as well as inventory write offs associated with the Company's decision to discontinue a particular semiconductor equipment line. The cost of sales for Microsource during fiscal 1999 was $6,978,000.

        Operating expenses increased 1% in 1999 over 1998, which includes Microsource operating expenses of $2,152,000. Product development costs declined $.9 million in 1999 to $5.3 million as the development of new products began to return to previous levels. Selling, general and administrative expenses increased in 1999 due to the addition of Microsource which had expenses of $1,602,000. Amortization of intangibles increased as a result of the addition of the amortization of goodwill for Microsource offset by reduced amortization of patents and licenses.

        Other income increased primarily due to the gain from the sale of a surplus building following facilities consolidation of the Company's semiconductor equipment operations. Net interest income in 1999 declined 75% from 1998 due to lower cash available for investment. The cash decline resulted principally from the extinguishment of debt, reduction of accounts payable and acquisition costs associated with the acquisition of the Microsource subsidiary. The benefit for income taxes in 1999 was $1,148,000 or 38% of the pre-tax loss.

        The Company recorded a net loss of $1,858,000, or $0.43 per share, in 1999 versus earnings of $767,000, or $0.18 per share in 1998. The decline in 1999 earnings was due to the Company's lower gross profits in 1999 of $11,534,000 as compared to $15,789,000 in 1998.

FINANCIAL CONDITION AND LIQUIDITY

        As of March 25, 2000, Giga-tronics had $3,455,000 in cash, cash equivalents, and investments, compared to $2,686,000 as of March 27, 1999 and $10,335,000 as of March 28, 1998. Cash provided by operations amounted to $2,065,000 in 2000, compared to cash used by operations of $2,365,000 in 1999, and $1,099,000 in 1998. Cash provided by operations in 2000 is attributed to operating income in the year. In 1999, losses by operations were the significant reason for the increase in use of cash by operations. In 1998, the increase in product development costs of $1,619,000 and the merger transaction costs of $643,000 were the significant reasons for the use of cash by operations.

        Giga-tronics continues to maintain a strong financial position, with working capital at year end of $21,645,000 compared to $18,021,000 in 1999 and $23,484,000 in 1998. The Company's current ratio of 3.2 decreased from the 1999 and 1998 current ratio of 3.3 and 5.1, respectively. The increase in working capital is primarily a result of the increased operations of the Company.

        Additions to property and equipment were $1,361,000 in 2000, compared to $953,000 in 1999 and $779,000 in 1998. Fiscal 2000 spending reflects continuing investments to support new product development, increased productivity, and improved product quality. Other cash inflows in 2000 consists of $174,000 of common stock in connection with the exercise of stock options. Other cash inflows in 1999 were $89,000 of common stock in connection with the exercise of stock options, $1,291,000 from the sale of the Company's building and $5,742,000 from maturities of investments, net of purchases, which were principally marketable securities classified as available for sale.

        Management believes that the Company has adequate resources to meet its operating and capital expenditure needs for the foreseeable future. The Company has a seven million dollar unsecured line of credit, none of which has been used. The Company may continue to increase product development expenditures in the near term for the purpose of broadening its product base. It is the Company's intention to broaden its product lines and expand its market, both by internal development of new products and through the acquisition of other business entities.

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

BUSINESS CLIMATE MAY BECOME VOLATILE

        Giga-tronics' has a significant number of defense-related orders. If the defense market should decline, shipments in the current year could be less than anticipated and cause a decrease in earnings. The Company's commercial product backlog has a number of risks and uncertainties such as the cancellation or deferral of orders. If this occurs, then shipments in the current year could fall short of plan resulting in a decline in earnings.

GIGA-TRONICS ACQUISITIONS MAY NOT BE EFFECTIVELY INTEGRATED AND THEIR INTEGRATION MAY BE COSTLY

        As part of its business strategy, Giga-tronics intends to broaden its product lines and expand its markets, in part through the acquisition of other business entities. In fiscal 1999 the Company acquired Microsource, Inc. in a transaction accounted for as a purchase. Giga-tonics is subject to various risks in connection with this and any future acquisitions. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the acquired companies, the potential disruption of the Company's business, the inability of management to maximize the financial and strategic position of the Company by the successful incorporation of acquired technology and rights into its product offerings, the maintenance of uniform standards, controls, procedures and policies, and the potential loss of key employees of acquired companies. No assurance can be given that any acquisition by Giga-tronics will or will not occur, that if an acquisition does occur, that it will not materially harm the Company or that any such acquisition will be successful in enhancing the Company's business. The Company currently contemplates that future acquisitions may involve the issuance of additional shares of common stock. Any such issuance may result in dilution to all Giga-tronics shareholders, and sales of such shares in significant volume by the shareholders of acquired companies may depress the price of its common stock.

        Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report to Stockholders contain forward-looking statements that involve risks and uncertainties. The actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed herein and in the Company's 2000 Report 10-K under "Item 1. Business" and "Certain Factors Which May Affect Future Operation Or An Investment In Giga-tronics" as filed with the Securities and Exchange Commission.

CONSOLIDATED  BALANCE  SHEETS


----------------------------------------------------------------------------------------------
(In thousands except share data)                             March 25, 2000     March 27, 1999
                                                             --------------     --------------
ASSETS
Current assets
    Cash and cash equivalents                                $        3,455      $        2,686
    Trade accounts receivable, net of allowance                       9,194               6,434
          of $253 and $435 respectively
    Inventories, net                                                 14,692              13,249
    Income tax receivable                                                --                 725
    Prepaid expenses                                                    444                 383
    Deferred income taxes                                             3,570               2,309
                                                             --------------      --------------
TOTAL CURRENT ASSETS                                                 31,355              25,786

Property and equipment
    Leasehold improvements                                              382                 311
    Machinery and equipment                                          14,673              13,460
    Office furniture and fixtures                                     1,023               1,060
                                                             --------------      --------------
Property and equipment, gross cost                                   16,078              14,831
Less accumulated depreciation and amortization                       10,678               9,179
                                                             --------------      --------------
PROPERTY AND EQUIPMENT, NET                                           5,400               5,652
PATENTS AND LICENSES                                                    112                 349
GOODWILL, NET                                                           564               1,194
DEFERRED INCOME TAXES                                                    --                 169
OTHER ASSETS                                                             95                 109
                                                             --------------      --------------
TOTAL ASSETS                                                 $       37,526      $       33,259
                                                             ==============      ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Accounts payable                                         $        4,065      $        3,022
    Accrued commissions                                                 625                 369
    Accrued payroll and benefits                                      1,638               1,346
    Accrued warranty                                                    553                 467
    Customer advances                                                 1,536               1,648
    Obligation under capital lease                                      118                 112
    Other current liabilities                                         1,175                 801
                                                             --------------      --------------
TOTAL CURRENT LIABILITIES                                             9,710               7,765
OBLIGATIONS UNDER CAPITAL LEASE, NET OF CURRENT PORTION                 127                 210
DEFERRED INCOME TAXES                                                 1,011                  --
DEFERRED RENT                                                           529                 574
                                                             --------------      --------------
TOTAL LIABILITIES                                                    11,377               8,549
SHAREHOLDERS' EQUITY
Preferred stock of no par value
    Authorized 1,000,000 shares; no shares outstanding
    at March 25, 2000 and March 27, 1999                                 --                  --
Common stock of no par value;
    Authorized 40,000,000 shares; 4,431,008 shares at
    March 25, 2000 and 4,361,902 shares at
    March 27, 1999 issued and outstanding                            11,921              11,621
Retained earnings                                                    14,228              13,089
                                                             --------------      --------------
TOTAL SHAREHOLDERS' EQUITY                                           26,149              24,710
                                                             --------------      --------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   $       37,526      $       33,259
                                                             ==============      ==============

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

Years ended                                    March 25,   March 27,   March 28,
(In thousands except share data)                  2000        1999        1998
                                               ---------   ---------   ---------
NET SALES                                       $47,577     $37,636     $36,813
Cost of sales                                    31,767      26,102      21,024
                                                -------     -------     -------
GROSS PROFIT                                     15,810      11,534      15,789


Product development                               4,180       5,313       6,200
Selling, general and administrative               9,655       9,418       8,537
Amortization of intangibles                         480         562         435
                                                -------     -------     -------
Operating expenses                               14,315      15,293      15,172
                                                -------     -------     -------
OPERATING INCOME (LOSS)                           1,495      (3,759)        617
Other income (expense)                               79         632          22
Interest income, net                                 59         121         457
                                                -------     -------     -------
EARNINGS (LOSS) BEFORE INCOME TAXES               1,633      (3,006)      1,096
Provision (benefit) for income taxes                494      (1,148)        329
                                                -------     -------     -------
NET EARNINGS (LOSS)                             $ 1,139     $(1,858)    $   767
                                                =======     =======     =======

EARNINGS (LOSS) PER COMMON SHARE -- BASIC       $  0.26     $ (0.43)    $  0.18
                                                =======     =======     =======
EARNINGS (LOSS) PER COMMON SHARE -- DILUTED     $  0.24     $ (0.43)    $  0.18
                                                =======     =======     =======
WEIGHTED AVERAGE BASIC COMMON SHARES
  OUTSTANDING                                     4,379       4,338       4,319
                                                -------     -------     -------

WEIGHTED AVERAGE DILUTED COMMON SHARES
  OUTSTANDING                                     4,693       4,338       4,377
                                                -------     -------     -------

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED  STATEMENTS  OF  SHAREHOLDERS'  EQUITY

(In thousands except share data)

                                                                                                Other
                                                   Common Stock          Comprehensive     Comprehensive      Retained
                                               Shares         Amount     Income (Loss)     Income (loss)      Earnings      Total
                                             -----------------------------------------------------------     ----------------------
BALANCE AT MARCH 29, 1997                    4,316,188      $  11,463     $         --     $          11     $  14,180    $  25,654
Comprehensive Income
    Net earnings                                    --             --              767                --           767          767
    Unrealized gain on investments, net
        of income tax benefit of $16                --             --              (29)              (29)           --          (29)
                                                                          ------------
Comprehensive Income                                --             --              738                --            --           --
                                                                          ============
Stock issuance under stock
    Option plans                                10,111             69               --                --            --           69

                                             -----------------------------------------------------------     ----------------------
BALANCE AT MARCH 28, 1998                    4,326,299      $  11,532     $         --     $         (18)    $  14,947    $  26,461
Comprehensive Income
    Net loss                                        --             --           (1,858)               --        (1,858)      (1,858)
    Unrealized gain on investments, net
        of income tax benefit of $10                --             --               18                18            --           18
                                                                          ------------
Comprehensive Loss                                  --             --           (1,840)               --            --           --
                                                                          ============
Stock issuance under stock
    Option plans                                35,603             89                                                            89

                                             -----------------------------------------------------------     ----------------------
BALANCE AT MARCH 27, 1999                    4,361,902      $  11,621     $         ---    $          --     $  13,089    $  24,710
Comprehensive Income
    Net Earnings                                    --             --            1,139                --         1,139        1,139
                                                                          ============

Stock issuance under stock
    Option plans                                69,106            174               --                --            --          174
Tax benefit associated with exercise
    of stock options                                --            126               --                --            --          126

                                             -----------------------------------------------------------     ----------------------
BALANCE AT MARCH 25, 2000                    4,431,008      $  11,921     $         --     $          --     $  14,228    $  26,149
                                             ===========================================================     ======================


See Accompanying Notes to Consolidated Financial Statements


CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
-----------------------------------------------------------------------------------------------------------------------
Years ended
(In thousands)                                                 March 25, 2000       March 27, 1999       March 28, 1998
                                                               --------------       --------------       --------------
CASH FLOWS PROVIDED FROM OPERATIONS:
Net earnings (loss)                                            $        1,139       $       (1,858)      $          767
Adjustments to reconcile net earnings (loss) to
    net cash provided by (used in) operations:
Provision for bad debt                                                   (182)                 142                  (31)
Depreciation and amortization                                           2,111                2,208                1,407
Tax benefit from employee stock options                                   126                   --                   --
Tax benefit of pre acquisition NOL utilization                            394                   --                   --
Gain on sales of fixed assets                                             (20)                (521)                  (3)
Deferred income taxes                                                     (81)                (443)                (120)
Changes in operating assets and liabilities:
    Trade accounts receivable                                          (2,578)               1,738               (2,337)
    Inventories                                                        (1,443)              (1,710)                 196
    Prepaid expenses                                                      (61)                  74                 (522)
    Accounts payable                                                    1,043                 (622)                 204
    Accrued commissions                                                   256                 (180)                 206
    Accrued payroll and benefits                                          292                   67                 (118)
    Accrued warranty                                                       86                 (269)                 (67)
    Accrued other expenses                                                535                 (209)                (212)
    Customer advances                                                    (112)                (968)                (469)
    Income taxes receivable/payable                                       560                  186                   --
                                                               --------------       --------------       --------------
NET CASH PROVIDED BY (USED IN) OPERATIONS                               2,065               (2,365)              (1,099)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments                                                   --               (2,268)             (36,294)
Maturities of investments                                                  --                8,010               37,751
Proceeds from sale of property and equipment                                7                1,291                   --
Additions to property and equipment                                    (1,361)                (953)                (779)
Payment for purchase of Microsource, including                             (8)                (605)                  --
transaction costs
Advances to Microsource                                                    --                 (940)                  --
Issuance of notes receivable                                               --                   --                 (860)
Other assets                                                               14                  (17)                  57
                                                               --------------       --------------       --------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                    (1,348)               4,518                 (125)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock                                                  174                   89                   69
Dividends paid                                                             --                   --                  (27)
Payment on line of credit                                                  --               (1,500)                (189)
Payment on notes payable and other long term liabilities                  (45)              (2,497)                (985)
Payments on capital lease and other long term obligations                 (77)                (170)                 (32)
                                                               --------------       --------------       --------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                        52               (4,078)              (1,164)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          769               (1,925)              (2,388)
                                                               --------------       --------------       --------------
BEGINNING CASH AND CASH EQUIVALENTS                                     2,686                4,611                6,999
ENDING CASH AND CASH EQUIVALENTS                                        3,455                2,686                4,611
                                                               ==============       ==============       ==============
Supplementary disclosure of cash flow information:
    Cash paid for income taxes                                 $           86       $            7       $          951
    Cash paid for interest                                                 --                   --                   58
Non-cash investing and financing activities:
    Purchases under capital lease obligations                              50                   --                   --
------------------------------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements

NOTES  TO  CONSOLIDATED
FINANCIAL  STATEMENTS

      1    BUSINESS COMBINATIONS

           On May 18, 1998, Giga-tronics Incorporated acquired Microsource, Inc. (Microsource) of Santa Rosa, California. Microsource develops and manufactures a broad line of YIG (Yttrium, Iron, Garnet) tuned oscillators, filters, and microwave synthesizers. The acquisition was accounted for using the purchase method of accounting, and accordingly, the results of operations of Microsource have been included in the Company's consolidated financial statements from May 18, 1998. The purchase price consisted of $1,500,000 plus contingent payments based upon future net income of Microsource during the two fiscal years after the effective time of the merger. The excess of the purchase price over the fair value of the net identifiable assets of $1,509,000 was recorded as goodwill and other intangibles (primarily patents).

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
                                                              -------
                                                              $ 1,500
                                                              =======

           The purchase price was subsequently adjusted to give effect to the contingent payment of $8,000, net paid to Microsource shareholders based on the subsidiary's fiscal year 2000 operating results. In addition, the purchase price allocation was adjusted to give effect in fiscal year 2000 to the recognition of deferred tax assets of $394,000 for which no value was assigned at the date of the acquisition.

           Results of operations previously reported by the separate entities prior to the mergers and the pro-forma combined amounts are summarized below.

           --------------------------------------------------------------------------------------------------------
           Year ended March 28, 1998 (unaudited)                                    Pro-forma          Pro-forma
                                              Giga-tronics       Microsource        Adjustments         Combined
           Net sales                          $     36,813      $      6,262       $         --       $     43,075
           Net earnings (loss)                         767            (4,531)              (390)            (4,154)
           Net earnings (loss) per share      $       0.18      $         --       $         --       $      (0.96)
           --------------------------------------------------------------------------------------------------------

           Pro-forma adjustment represents increased depreciation on the step-up basis (to fair market value) of property, plant and equipment, the amortization of goodwill created as a result of the acquisition of Microsource, and interest accrued by Microsource on the notes due to Giga-tronics for which no income had previously been recorded by Giga-tronics.

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

           Fiscal Year The Company's financial reporting year consists of either a 52 week or 53 week period ending on the last Saturday of the month of March. Fiscal years 2000, 1999 and 1998 each contained 52 weeks.

           Revenue Recognition Revenues are recognized when the earnings process has been completed and products are shipped or when services are performed. Upon shipment, the Company also provides for the estimated cost that may be incurred for product warranties.

           Cash Equivalents The Company considers all highly liquid debt instruments with remaining maturity dates of 90 days or less from date of purchase to be cash equivalents.

           Inventories Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

           Property and Equipment Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which range from three to ten years for machinery and equipment and office fixtures. Leasehold improvements and assets acquired under capital leases are amortized using the straight-line method over the shorter of the estimated useful lives of the respective assets or the lease term. Recoverability of property and equipment is measured by comparison of its carrying amount, including the unamortized portion of goodwill allocated to property and equipment, to future cash flows the property and equipment are expected to generate. The Company assesses the recoverability of enterprise level goodwill by determining whether the unamortized goodwill balance can be recovered through undiscounted future cash flows of the acquired operation. To date, the Company has made no adjustments to the carrying value of its property and equipment or goodwill due to asset impairment.

           Deferred Rent Rent expense is recognized in an amount equal to the minimum guaranteed base rent plus future rental increases amortized on the straight-line basis over the terms of the leases, including free rent periods. Included in other long-term liabilities is the excess of rent expense over required rental payments.

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

           Patents and Licenses Patents and licenses are being amortized using the straight-line method over periods of five to seven years. As of March 25, 2000 and March 27, 1999 accumulated amortization on patents and licenses was $2,084,000 and $1,848,000, respectively.

           Goodwill Goodwill is being amortized using the straight-line method over a period of five years. As of March 25, 2000 and March 27, 1999 accumulated amortization on goodwill was $1,725,000 and $1,481,000 respectively.

           Product Development Costs Product development costs are charged to operations in the year incurred.

           Software Development Costs Development costs included in the research and development of new products and enhancements to existing products are expensed as incurred until technological feasibility in the form of a working model has been established. To date, software development has been concurrent with the establishment of technological feasibility, and accordingly, no costs have been capitalized.

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

           Financial Instruments and Concentration of Credit Risk Financial instruments, which potentially subject the Company to credit risk as of March 25, 2000, consist principally of cash, cash equivalents and trade accounts receivable. The Company's cash equivalents consist principally of money market funds and certificates of deposits which are held in recognized depository institutions. Concentration of credit risk in trade accounts receivable results primarily from sales to major customers. The Company individually evaluates the creditworthiness of its customers and generally does not require collateral or other security. Historically, the Company has not incurred any significant credit related losses.

           Fair Market Value of Financial Instruments The carrying amount for the Company's cash equivalents, trade accounts receivable and accounts payable approximates fair market value because of the short maturity of these financial instruments.

           Recent Accounting Pronouncements The Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. The Company must adopt SFAS No. 133 in the first quarter of fiscal 2002. Management does not believe the adoption of SFAS No. 133 will have a material effect on the financial position or operations of the Company.

           In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No.
           101. SAB 101 presents certain of the SEC's staff views on applying generally accepted accounting principles for revenue recognition in financial statements. The Company has not determined the impact implementation of SAB No. 101 will have on its consolidated results of operations.

           The FASB issued Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB No. 25" (FIN No. 44) in March 2000. The interpretation clarifies the application of Opinion 25 for only certain issues such as the following: (a) the definition of employee for the purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. The Company must adopt FIN No. 44 by July 1, 2000. The Company does not believe that the interpretation will have a material effect on its consolidated results of operations, financial position, or liquidity.


      3    CASH AND CASH EQUIVALENTS

           Cash and cash equivalents consisted of the following at March 25, 2000 and March 27, 1999:

-----------------------------------------------------------------------------------------------
March 25, 2000                                                    Cash and Cash Equivalents
(In thousands)                                                    -------------------------
                                                                  Amortized                Fair
                                                                       Cost               Value
Cash                                                         $        1,067      $        1,067
Money market funds                                                    1,933               1,933
Other marketable securities                                             455                 455
                                                             --------------      --------------
Total debt securities                                        $        3,455      $        3,455
                                                             ==============      ==============

-----------------------------------------------------------------------------------------------
March 27, 1999                                                    Cash and Cash Equivalents
(In thousands)                                                    -------------------------
                                                                  Amortized                Fair
                                                                       Cost               Value
Cash                                                         $        1,093      $        1,093
Money market funds                                                    1,593               1,593
                                                             --------------      --------------
Total debt securities                                        $        2,686      $        2,686
                                                             ==============      ==============

      4    INVENTORIES

-----------------------------------------------------------------------------------------------
Years ended
(In thousands)                                               March 25, 2000      March 27, 1999
-----------------------------------------------------------------------------------------------
Raw materials                                                $        8,095      $        6,386
Work-in-progress                                                      5,746               6,124
Finished goods                                                          294                 305
Loaned Inventory                                                        557                 434
                                                             --------------      --------------
                                                             $       14,692      $       13,249
                                                             ==============      ==============

      5    SELLING EXPENSES

           Selling expenses consist primarily of commissions paid to various marketing agencies. Commission expense totaled $2,360,000, $2,051,000, and $2,155,000 in fiscal 2000, 1999, and 1998, respectively. Advertising costs which are expensed as incurred totaled $511,000, $558,000, and $431,000 for fiscal 2000, 1999, and
           1998, respectively.

      6    SIGNIFICANT CUSTOMERS AND INDUSTRY SEGMENT INFORMATION

           The Company has five reportable segments: Giga-tronics Instruments Division, ASCOR, Microsource, DYMATIX, and Corporate. Giga-tronics Instrument division produces a broad line of test and measurement equipment used in the development, test and maintenance of wireless communications products and systems, flight navigational equipment, electronic defense systems and automatic testing systems. ASCOR designs, manufactures, and markets a line of switching devices that link together many specific purpose instruments that comprise automatic test systems. Microsource develops and manufactures a broad line of YIG (Yttrium, Iron, Garnet) tuned oscillators, filters and microwave synthesizers, which are used in a wide variety of microwave instruments or devices. DYMATIX, which includes Viking Semiconductor Equipment, Inc. and Ultracision, Inc., manufactures and markets optical inspection equipment used to test semiconductor devices and automation equipment for the test and inspection of silicon wafers. Corporate handles the financing needs of each segment and lends funds to each segment as required.

           The accounting policies for the segments are the same as those described in the "Summary of Significant Accounting Policies." The Company evaluates the performance of its segments and allocates resources to them based on earnings before income taxes (pre-tax income (loss)). Segment net sales includes sales to external customers. Segment pre-tax loss includes an allocation for corporate expenses, amortization of goodwill, and interest expense from borrowings from Corporate. Corporate expenses are allocated to the reportable segments based principally on full time equivalent headcount. The interest expense is charged at prime which is currently 9 % for cash required by each segment. Goodwill associated with acquisitions are recorded as assets of the individual segments. Assets include accounts receivable, inventories, equipment, cash, deferred income taxes, prepaid expenses, goodwill and other long-term assets. The Company accounts for inter-segment sales and transfers at terms that allow a reasonable profit to the seller. During the periods reported there were no significant inter-segment sales or transfers.

           The Company's reportable operating segments are strategic business units that offer different products and services. They are managed separately because each business utilizes different technology and requires different marketing strategies. All of the businesses except for Giga-tronics Instruments were acquired. The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues and pre-tax income by operating segment. The tables below present information for the fiscal years ended in 2000, 1999 and 1998:

           March 25, 2000 (In thousands):

                                        Giga-tronics
                                         Instruments       ASCOR       Microsource      DYMATIX       Corporate       Total
                                         -----------       -----       -----------      -------       ---------       -----
Revenue                                  $    18,516    $     6,705    $    15,069    $     7,287    $        --   $    47,577
Interest income                                   --             34              1             --             70           105
Interest expense                                 (25)           (15)          (634)          (329)           957           (46)
Amortization & depreciation                      699            153          1,164             95             --         2,111
Pre-tax income                                   361             53            132            168            919         1,633
Assets                                        13,546          5,299         11,874          5,396          1,411        37,526

           March 27, 1999 (In thousands):


                                        Giga-tronics
                                         Instruments       ASCOR       Microsource      DYMATIX       Corporate       Total
                                         -----------       -----       -----------      -------       ---------       -----
Revenue                                  $    17,061    $     6,484    $     8,984    $     5,107    $        --   $    37,636
Interest income                                   35             10             --              2            120           167
Interest expense                                  --             31            455            287           (727)          (46)
Amortization & depreciation                      924            152          1,004            128             --         2,208
Pre-tax income (loss)                           (805)           546           (777)        (2,791)           821        (3,006)
Assets                                        10,130          4,426         11,495          5,763          1,445        33,259

           March 28, 1998 (In thousands):

                                        Giga-tronics
                                         Instruments       ASCOR       Microsource      DYMATIX       Corporate       Total
                                         -----------       -----       -----------      -------       ---------       -----
Revenue                                  $    20,441    $     5,070    $        --    $    11,302    $        --   $    36,813
Interest income                                   --             40             --              5            470           515
Interest expense                                   5             --             --            183           (130)           58
Amortization & depreciation                    1,110            163             --            134             --         1,407
Pre-tax income (loss)                          1,626             62             --         (1,192)           600         1,096
Assets                                        12,778          3,425             --          7,326          9,143        32,672

           The Company's Giga-tronics Instruments, ASCOR, and Microsource segments sell to agencies of the U.S. Government and U.S. defense-related customers. In fiscal 2000, 1999, and 1998 U.S. Government and U.S. defense-related customers accounted for 16%, 24%, and 12% of sales, respectively.

           Export sales accounted for 30%, 20%, and 28% of the Company's sales in fiscal 2000, 1999, and 1998, respectively. Export sales by geographical area are shown below:


Years ended
(In thousands)                                               March 25, 2000      March 27, 1999      March 28, 1998
-------------------------------------------------------------------------------------------------------------------
Americas                                                     $        1,989      $          445      $          345
Europe                                                                6,448               3,446               3,990
Asia                                                                  4,981               3,371               5,747
Rest of world                                                         1,050                 403                 328
                                                             --------------      --------------      --------------
                                                             $       14,468      $        7,665      $       10,410
                                                             ==============      ==============      ==============


      7    EARNINGS (LOSS) PER SHARE

           Shares used in per share computations for the years ended March 25, 2000, March 27, 1999, and March 28, 1998 are as follows:

-------------------------------------------------------------------------------------------------------------------
Years ended
(In thousands except per share data)                         March 25, 2000      March 27, 1999      March 28, 1998
-------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                          $        1,139      $       (1,858)     $          767
                                                             ==============      ==============      ==============
Weighted average:
Common shares outstanding                                             4,379               4,338               4,319
Common share equivalents                                                314                  --                  58
                                                             --------------      --------------      --------------
Common shares assuming dilution                                       4,693               4,338               4,377
                                                             ==============      ==============      ==============

Net earnings per share of common stock                       $         0.26      $        (0.43)     $         0.18
                                                             ==============      ==============      ==============
Net earnings per share of common stock assuming
dilution                                                     $         0.24      $        (0.43)     $         0.18
                                                             ==============      ==============      ==============

Stock options not included in computation                                24                 537                 177
                                                             ==============      ==============      ==============


           The number of stock options not included in the computation of diluted EPS for the period ended March 27, 1999 is a result of the Company's loss from continuing operations and therefore the options are antidilutive. The number of stock options not included in the computation of diluted EPS for the periods ending March 25, 2000 and March 28, 1998 reflects stock options where the exercise prices were greater than the average market price of the common shares and are therefore antidilutive.

      8    INCOME TAXES

           Following are the components of the provision (benefit) for income taxes:

-------------------------------------------------------------------------------------------------------------------
Years ended
(In thousands)                                               March 25, 2000      March 27, 1999      March 28, 1998
Current:
     Federal                                                 $           46      $         (720)     $          413
     State                                                                7                   4                  20
                                                             --------------      --------------      --------------
                                                                         53                (716)                433

Deferred:
     Federal                                                           (180)               (205)                 50
     State                                                              100                (227)               (154)
                                                             --------------      --------------      --------------
                                                                        (80)               (432)               (104)

Charge in lieu of taxes attributable to employer stock
option plans                                                            127                  --                  --
Goodwill, for initial recognition of acquired tax
benefits that previously were included in the valuation
reserve                                                                 394                  --                  --
                                                             --------------      --------------      --------------

Provision (benefit) for income taxes                         $          494      $       (1,148)     $          329
                                                             ==============      ==============      ==============

           The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

-----------------------------------------------------------------------------------------------
Years ended
(In thousands)                                               March 25, 2000      March 27, 1999
-----------------------------------------------------------------------------------------------
Current tax assets, net                                      $        3,570      $        2,309
Noncurrent tax asset (liabilities), net                              (1,011)                169
                                                             --------------      --------------
Net deferred taxes                                           $        2,559      $        2,478
                                                             ==============      ==============

Future state tax effect                                                (188)               (238)
Allowance for doubtful accounts                                         196                 187
Fixed asset depreciation                                             (1,116)                188
Inventory reserves and additional costs capitalized                   2,747               2,797
Deferred revenue                                                         19                  52
Accrued vacation                                                        268                 251
Accrued warranty                                                        237                 162
Other accrued liabilities                                               330                 269
Net operating loss carryforward                                       6,452               6,576
Unrealized loss (gain) on equity securities                              --                 (18)
Income tax credits                                                      501                  --
Valuation allowances                                                 (6,887)             (7,748)
                                                             --------------      --------------
                                                             $        2,559      $        2,478
                                                             ==============      ==============


           Income tax expense (benefit) differs from the amounts computed by applying the U.S. federal income tax rate to pre-tax income as a result of the following:

------------------------------------------------------------------------------------------------------------------------------
Years ended
(In thousands except percentages)                  March 25, 2000              March 27, 1999               March 28, 1998
------------------------------------------------------------------------------------------------------------------------------
Statutory federal income tax (benefit)        $   555          34.0%       $(1,022)         34.0%       $   372          34.0%
Beginning of year change in deferred
    Tax asset valuation allowance                 (55)         (3.4)            --            --            (85)         (7.8)
State income tax, net of federal benefit           57           3.5           (146)          4.9            (87)         (8.0)
Nontax deductible expenses                          6           0.4             14          (0.4)           210          19.2
Interest income exempt from federal tax           (51)         (3.1)           (19)          0.6            (83)         (7.5)
Tax credits                                       (98)         (6.0)           (58)          1.9            (24)         (2.2)
Goodwill and patent amortization                   88           5.4             84          (2.8)            --            --
Other                                              (8)         (0.5)            (1)           --             26           2.3
                                              -------       -------        -------       -------        -------       -------
Effective income tax (benefit)                $   494          30.3%       $(1,148)         38.2%       $   329          30.0%
                                              =======       =======        =======       =======        =======       =======

           The change in valuation allowance from March 27, 1999 to March 25, 2000 was $860,000. The change in valuation allowance from March 28, 1998 to March 27, 1999 was $7,648,000. The change in valuation allowance from March 29, 1997 to March 28, 1998 was $272,000.

           The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets, which may not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based on the historical taxable income and projections for future taxable income over the periods in which the deferred tax assets become deductible, management believes it more likely than not that the Company will realize benefits of these deductible differences, net of valuation allowances as of March 25, 2000.

           During the year ended March 27, 1999, the Company acquired approximately $7,600,000 of deferred tax assets in the acquisition of Microsource, which was fully offset by a valuation allowance. Subsequent recognition of tax benefits relating to the valuation allowance for deferred tax assets of Microsource will be allocated to goodwill and the remainder to income tax benefit. At March 25, 2000, goodwill was reduced by the $394,000 for the tax benefits realized from the Microsource deferred tax assets.

           During the year ended March 25, 2000, disqualifying employee stock option dispositions resulted in an income tax deduction to the Company of approximately $269,000 and a tax benefit of approximately $127,000. The tax benefit has been reflected as an increase to the Company's paid-in-capital in the accompanying financial statements.

      9    STOCK OPTIONS AND EMPLOYEE BENEFIT PLANS

           Stock Option Plan The Company has established a stock option plan which provides for the granting of options for up to 700,000 shares of common stock at 100% of fair market value at the date of grant, with each grant requiring approval by the Board of Directors of the Company. Options granted vest in one or more installments as set forth in the relevant option agreement and must be exercised while the grantee is employed by the Company or within a certain period after termination of employment. Options granted to employees shall not have terms in excess of 10 years from the grant date. During December 1998, the Company offered options holders the opportunity to have outstanding options repriced to current fair value, with the related vesting period starting over. The Company cancelled and reissued (repriced) 405,250 options pursuant to the repricing. Holders of options may be granted stock appreciation rights (SAR's), which entitle them to surrender outstanding options for a cash distribution under certain changes in ownership of the Company, as defined in the stock option plan. As of March 25, 2000, no SAR's have been granted under the option plan. As of March 25, 2000, the total number of shares of common stock available for issuance is 608,312 under the Giga-tronics stock option plan and 17,048 under the prior Ultracision stock option plan. All outstanding options have a term of five years. With the merger of one of the Company's subsidiaries, the Company also assumed 56,370 options granted under its existing option plan. These options vest 100% after two years and have a term of five years.

           Following is a summary of stock option activity:

------------------------------------------------------------------------------------------------------------------
                                    Per Share Weighted
                                    Average Fair Value           Options                           Weighted Average
                                    of Options Granted         Exercisable           Shares        Exercise Price
------------------------------------------------------------------------------------------------------------------
Outstanding as of March 29, 1997                                  12,150             318,870       $        7.058
--------------------------------      --------------      --------------      --------------       --------------
     Exercised                                                                          (950)               4.000
     Forfeited                                                                       (16,250)               4.115
     Granted                          $        3.822                                  89,000                7.410
--------------------------------      --------------      --------------      --------------       --------------
Outstanding as of March 28, 1998                                 106,682             390,670                7.268
--------------------------------      --------------      --------------      --------------       --------------
     Exercised                                                                        (1,400)               2.660
     Forfeited                                                                      (561,456)               6.399
     Granted                          $        2.914                                 807,750                2.818
--------------------------------      --------------      --------------      --------------       --------------
Outstanding as of March 27, 1999                                  48,814             635,564                2.391
--------------------------------      --------------      --------------      --------------       --------------
     Exercised                                                                       (28,204)               2.515
     Forfeited                                                                      (168,875)               2.118
     Granted                          $        2.613                                 115,500                2.613
--------------------------------      --------------      --------------      --------------       --------------
Outstanding as of March 25, 2000                                 131,424             553,985       $        2.514
--------------------------------      --------------      --------------      --------------       --------------

           In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company is required to disclose the effects on net earnings and earnings per share as if it had elected to use the fair value method to account for employee stock-based compensation plans. Had the Company recorded a charge for the fair value of options granted consistent with SFAS No. 123, net earnings (loss) and net earnings (loss) per share would have been changed to the pro-forma (unaudited) amounts shown below:

-------------------------------------------------------------------------------------------------------------------
Years ended
(In thousands except per share data)                         March 25, 2000      March 27, 1999      March 28, 1998
-------------------------------------------------------------------------------------------------------------------
Net earnings (loss)
     As reported                                             $        1,139      $       (1,858)     $          767

     Pro-forma                                                          872              (2,234)                404
Net earnings (loss) per share - basic
     As reported                                                       0.26               (0.43)               0.18
     Pro-forma                                                         0.20               (0.52)               0.09
Net earnings (loss) per share - diluted
     As reported                                                       0.24               (0.43)               0.18
     Pro-forma                                               $         0.19      $        (0.52)     $         0.09


          For purposes of computing pro-forma (unaudited) consolidated net earnings (loss), the fair value of each option grant and Employee Stock Purchase Plan purchase right is estimated on the date of grant using the Black Scholes option pricing model. The assumptions used to value the option grants and purchase rights are stated below:


Years ended                                                  March 25, 2000      March 27, 1999      March 28, 1998
-------------------------------------------------------------------------------------------------------------------
Expected life of options                                            4 years             4 years             4 years
Expected life of purchase rights                                      6 mos               6 mos               6 mos
Volatility                                                               60%                 60%                 60%
Risk-free interest rate                                        5.08 to 5.97        4.53 to 5.66        5.50 to 6.25
Dividend yield                                                         Zero                Zero                Zero


Options Outstanding and Exercisable as of March 25, 2000, by Price Range

-----------------------------------------------------------------------------------------------------------------------
                                 Number    Weighted Average            Weighted              Number            Weighted
Range of                     of Options           Remaining             Average          of Options             Average
Exercise Prices             Outstanding    Contractual Life      Exercise Price         Exercisable      Exercise Price
-----------------------------------------------------------------------------------------------------------------------
$2.09                           374,187                3.71      $        2.094              84,876      $        2.094
From $2.12 to $4.00             155,798                3.81               2.717              22,548               2.827
$7.75                            24,000                0.79               7.750              24,000               7.750
                         --------------      --------------      --------------      --------------      --------------
From $2.09 to $7.75             553,985                3.61      $        2.514             131,424      $        3.252
                         ==============      ==============      ==============      ==============      ==============


           Employee Stock Purchase Plan Under the Company's Employee Stock Purchase Plan (the Purchase Plan), employees meeting specific employment qualifications are eligible to participate and can purchase shares semi-annually through payroll deductions at the lower of 85% of the fair market value of the stock at the commencement or end of the offering period. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions for up to 10% of qualified compensation. As of March 25, 2000, 45,734 shares remain available for issuance under the Purchase Plan. The weighted average fair value of the purchase rights granted in fiscal 2000 was $2.522.

           401(k) Plan The Company has established 401(k) plans which cover substantially all employees. Participants may make voluntary contributions to the plan up to 20% of their defined compensation. The Company is required to match a percentage of the participants' contributions in accordance with the plan. Participants vest ratably in Company contributions over a four-year period. Company contributions to the plans for fiscal 2000, 1999, and 1998 were approximately $151,000, $153,000, and $151,000, respectively.

      10   COMMITMENTS

           The Company leases a 47,300 square foot facility located in San Ramon, California, under a twelve-year lease (as amended) that commenced in April 1994. The Company leases a 18,756 square foot facility located in Fremont, California, under a seven-year lease that commenced in July 1999. The Company leases a 20,400 square foot facility located in Santa Clara, California, under a seven-year lease that commenced in July 1995. The Company leases a 49,090 square foot facility located in Santa Rosa, California, under a twenty-year lease that commenced in July 1993. These facilities accommodate all of the Company's present operations. The Company also has acquired equipment under capital and operating leases. The future minimum lease payments for equipment leases and facilities are shown below:

           -----------------------------------------
            Fiscal years
            (In thousands)
           -----------------------------------------
            2001                              $1,679
            2002                               1,692
            2003                               1,575
            2004                               1,535
            2005                                 874
           Thereafter                          7,127
                                             -------
                                             $14,482
                                             =======

           The aggregate rental expense was $1,812,000, $1,462,000, and $959,000, in fiscal 2000, 1999, and 1998, respectively.

           As of March 25, 2000, Property and Equipment includes equipment under capital lease of $313,000 and related accumulated depreciation of $99,000. As of March 27, 1999, Property and Equipment includes equipment under capital lease of $502,000 and related accumulated depreciation of $111,000. As of March 28, 1998, equipment under capital lease was not significant. The future minimum lease payments for capital equipment leases are shown below.

--------------------------------------------------------
Fiscal years
(In thousands)
--------------------------------------------------------
2001                                                $140
2002                                                 123
2003                                                  12
                                                    ----
Total                                                275
Less interest costs                                   30
                                                    ----
Present value of minimum lease payments              245
Less current portion                                 118
                                                    ----
Long term portion of capital lease obligations      $127
                                                    ====


      11   LINE OF CREDIT

           The Company has an agreement with a bank for an unsecured revolving line of credit loan for $7,000,000 with interest payable at prime rate or at LIBOR plus 1 1/2 percent. This credit line has not been utilized by the Company and expires July 31, 2000.

INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Giga-tronics Incorporated:





        We have audited the accompanying consolidated balance sheets of Giga-tronics Incorporated and subsidiaries as of March 25, 2000 and March 27, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for years ended March 25, 2000, March 27, 1999, and March 28, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Giga-tronics Incorporated and subsidiaries as of March 25, 2000, and March 27, 1999, and the results of their operations and their cash flows for the years ended March 25, 2000, March 27, 1999, and March 28, 1998, in conformity with generally accepted accounting principles.


/s/
KPMG LLP



Mountain View, California
May 2, 2000


   SELECTED  FINANCIAL  DATA

   SUMMARY OF OPERATIONS:
  --------------------------------------------------------------------------------------------------------------------
  (In thousands except per share data)          March 25,      March 27,       March 28,      March 29,      March 30,
                                                     2000           1999            1998           1997           1996
  Net sales                                     $  47,577      $  37,636       $  36,813      $  38,031      $  40,804
  Gross profit                                     15,810         11,534          15,789         14,627         15,916
  Operating expenses                               14,315         15,293          15,172         13,096         13,714
  Interest income, net                                 59            121             457            533            221
  Earnings (loss) before income taxes               1,633         (3,006)          1,096          2,048          2,623
  Net earnings (loss)                               1,139         (1,858)            767          1,509          2,193
  Net earnings (loss) per share - basic         $    0.26      $   (0.43)      $    0.18      $    0.35      $    0.52
  Net earnings (loss) per share - diluted       $    0.24      $   (0.43)      $    0.18      $    0.34      $    0.51


   FINANCIAL POSITION:
    --------------------------------------------------------------------------------------------------------------------
  (In thousands except ratio)                   March 25,      March 27,       March 28,      March 29,      March 30,
                                                     2000           1999            1998           1997           1996

  Current ratio                                      3.23           3.32            5.06           4.32           3.15
  Working capital                               $  21,645      $  18,021       $  23,484      $  22,692      $  19,638
  Total assets                                     37,526         33,259          32,672         33,618         33,448
  Shareholders' equity                          $  26,149      $  24,710       $  26,461      $  25,654      $  23,475
  Shares of common stock - basic                    4,379          4,338           4,319          4,300          4,232
  Shares of common stock - diluted                  4,693          4,338           4,377          4,376          4,297


  PERCENTAGE DATA:
  --------------------------------------------------------------------------------------------------------------------
                                                March 25,      March 27,       March 28,      March 29,      March 30,
                                                     2000           1999            1998           1997           1996

  Percent of net sales

       Gross profit                                  33.2           30.6            42.9           38.5           39.0
       Operating expenses                            30.1           40.6            41.2           34.4           33.6
       Interest income, net                           0.1            0.3             1.2            1.4            0.5
       Earnings (loss) before income taxes            3.4           (8.0)            3.0            5.4            6.4
       Net earnings (loss)                            2.4           (4.9)            2.1            4.0            5.4


  SELECTED  FINANCIAL  DATA

  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
  --------------------------------------------------------------------------------------------------------------------
  (In thousands except per share data)                                          2000
                                               -----------------------------------------------------------------------
                                                    First         Second           Third         Fourth           Year
                                               -----------------------------------------------------------------------

  Net sales                                     $  11,505      $  11,834       $  11,314      $  12,924      $  47,577
  Gross profit                                      3,451          3,948           3,990          4,421         15,810
  Operating expenses                                3,315          3,638           3,568          3,794         14,315
  Interest income, net                                 (1)             3              22             35             59
  Earnings (loss) before income taxes                 162            324             460            687          1,633
  Net earnings (loss)                                 112            227             322            478          1,139
  Net earnings (loss) per share - basic         $    0.03      $    0.05       $    0.07      $    0.11      $    0.26
  Net earnings (loss) per share - diluted       $    0.03      $    0.05       $    0.07      $    0.10      $    0.24
  Equivalent shares of common stock - basic         4,362          4,368           4,383          4,402          4,379
  Equivalent shares of common stock - diluted       4,372          4,483           4,611          4,846          4,693


  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
  --------------------------------------------------------------------------------------------------------------------
  (In thousands except per share data)                                          1999
                                               -----------------------------------------------------------------------
                                                    First         Second           Third         Fourth           Year
                                               -----------------------------------------------------------------------
  Net sales                                     $   8,677      $   9,030       $  11,343      $   8,586      $  37,636
  Gross profit                                      3,313          2,834           3,690          1,697         11,534
  Operating expenses                                3,806          3,950           3,672          3,865         15,293
  Interest income, net                                112              6               2              1            121
  Earnings (loss) before income taxes                (377)        (1,076)             47         (1,600)        (3,006)
  Net earnings (loss)                                (264)          (753)             34           (875)        (1,858)
  Net earnings (loss) per share - basic         $   (0.06)     $   (0.17)      $    0.01      $   (0.20)     $   (0.43)
  Net earnings (loss) per share - diluted       $   (0.06)     $   (0.17)      $    0.01      $   (0.20)     $   (0.43)
  Equivalent shares of common stock - basic         4,326          4,331           4,344          4,350          4,338
  Equivalent shares of common stock - diluted       4,326          4,331           4,362          4,350          4,338


   COMMON STOCK MARKET PRICES

   Giga-tronics' common stock is traded over the counter on NASDAQ/NMS National Market System using the symbol "GIGA". The number of record holders of the Company's common stock as of March 25, 2000 was close to 1,400. The table below shows the high and low closing bid quotations for the common stock during the indicated fiscal periods.


                      ---------------------------------------------------------------------------
                          2000           High        Low          1999           High       Low
                      ---------------------------------------------------------------------------
  First quarter        (3/28-6/26)       3          1 3/4      (3/29-6/27)       7        4 3/4

  Second quarter       (6/27-9/25)       3 5/16     1 13/16    (6/28-9/26)       5        2 13/32

  Third quarter       (9/26-12/25)       7 1/2      2 1/2      (9/27-12/28)      3 1/4    2

  Fourth quarter      (12/26-3/25)       22         6 1/2      (12/29-3/27)      3 7/16   2 1/8
  -----------------------------------------------------------------------------------------------