Form 10-K, Exhibit 13
period 2001-03-31
GIGA TRONICS INC
filed 2001-05-18
CIK 719274

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS FOR FISCAL 2001 AS COMPARED TO 2000

        During the fourth quarter of fiscal 2001, the Company adopted SAB 101, Revenue Recognition in Financial Statements. The Company recorded a net cumulative effect adjustment related to this change in accounting of $520,000, effective March 26, 2000. The adoption of SAB 101 resulted in the deferral of $2,165,000 in sales as of the beginning of the 2001 fiscal year, and subsequent recognition of the deferred sales during the year.

        New orders received in 2001 were $57,830,000, a decrease of 10% from $64,013,000 in 2000. This decrease was attributable primarily to the non recurrence of a three year contract for about $14,100,000 recorded at the end of fiscal 2000. At year end 2001, the Company's backlog of unfilled orders was $39,964,000, compared to $34,128,000 at the end of 2000. As of year end 2001, there were approximately $7,245,000 unfilled orders that were scheduled for shipment beyond a year and as of year end 2000 there were $10,201,000 unfilled orders scheduled for shipment beyond a year. Primarily, the increase in backlog is attributable to strong order levels at Microsource and at the Giga-tronics Instruments division.

        Net sales for 2001 were $54,159,000, a 14% increase from $47,577,000 in 2000. Sales for the fiscal year 2001, without the SAB 101 adjustment, would have been $51,994,000, or over a 9% increase in revenue as compared to the $47,577,000 of the prior year. In fiscal 2001, Microsource decreased revenues 12% or $1,861,000, while Giga-tronics Instruments increased 35% or $6,485,000, in sales and ASCOR improved 12% or $798,000, in sales. DYMATIX (formerly the Semiconductor Equipment Group) improved 16% or $1,160,000. DYMATIX sales for the fiscal year 2001, without the SAB 101 adjustment, would have declined over 14% or $1,005,000.

        Cost of sales increased 11% in 2001 to $35,103,000 from $31,767,000 in 2000. Cost of sales for the fiscal year 2001, without the SAB 101 adjustment, would have been $33,681,000, or over a 6% increase in cost of sales as compared to the prior year. The increase in fiscal 2001 is attributable to increased shipments of products during the fiscal year coupled with higher costs for labor and material for the products shipped.

        Operating expenses increased 12% in 2001 over 2000. Product development costs increased $907,000 in fiscal 2001 to $5,087,000. This was principally due to increased development of new products at the Instruments division and at Microsource. Selling, general and administrative expenses increased $1,058,000 to $10,713,000 in 2001 due to higher commissions on higher revenues coupled with higher personnel and promotional expenses at the Instruments division. Amortization of intangibles decreased $248,000 to $232,000 principally, as a result of reduced amortization of patents and licenses.

        Other income increased in fiscal 2001 primarily due to increased sublease rent from the facilities leased in Santa Rosa. Net interest income in 2001 increased from 2000 due to higher average cash available for investment. The average cash improvement resulted principally from higher cash levels in the middle of the year. The provision for income taxes in 2001 was $1,040,000, or 30%, of the pre-tax earnings.

        Giga-tronics recorded net earnings before cumulative effect of accounting change of $2,421,000, or $0.51 per diluted share, in 2001 versus $1,139,000, or $0.24 per diluted share, in 2000. The improvement in 2001 earnings was due to the Company's higher sales levels in 2001 as compared to 2000. The Company recorded $520,000 for the cumulative effect of accounting change as a result of the implementation of SAB 101. As a result, Giga-tronics recorded net earnings of $1,901,000, or $0.40 per diluted share, in 2001 versus $1,139,000, or $0.24 per diluted share, in 2000.

RESULTS OF OPERATIONS FOR FISCAL 2000 AS COMPARED TO 1999

        New orders received in 2000 were $64,013,000, an increase of 74% from $36,786,000 in 1999. At year end 2000, the Company's backlog of unfilled orders was $34,128,000, compared to $17,692,000 at the end of 1999. As of year end 2000, there were approximately $10,201,000 unfilled orders that were scheduled for shipment beyond a year and as of year end 1999 there were no unfilled orders scheduled for shipment beyond a year. Primarily, the increase in backlog is attributable to strong order levels at Microsource and at the Giga-tronics Instruments division.

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

        Giga-tronics recorded net earnings of $1,139,000, or $0.24 per diluted share, in 2000 versus a loss of $1,858,000, or $0.43 per diluted share, in 1999. The improvement in 2000 earnings was due to the Company's higher sales levels in 2000 as compared to 1999.

FINANCIAL CONDITION AND LIQUIDITY

        As of March 31, 2001, Giga-tronics had $3,469,000 in cash and cash equivalents, compared to $3,455,000 as of March 25, 2000 and $2,286,000 as of March 27, 1999. Cash provided by operations amounted to $1,951,000 in 2001 and $2,644,000 in 2000, compared to cash used by operations of $2,365,000 in 1999. Cash provided by operations in 2001 is attributed to operating income in the year primarily offset by cash paid for income taxes of $988,000 and the net change in operating assets and liabilities. Cash provided by operations in 2000 is attributed to operating income in the year. In 1999, losses by operations were the significant reason for the increase in use of cash by operations.

        Giga-tronics continues to maintain a strong financial position, with working capital at year end of $22,924,000 compared to $21,066,000 in 2000 and $18,021,000 in 1999. The Company's current ratio of 4.1 increased from the 2000 and 1999 current ratio of 3.2 and 3.3, respectively. The increase in working capital is primarily a result of the increased operations of the Company.

        Additions to property and equipment were $1,800,000 in 2001, compared to $1,361,000 in 2000 and $953,000 in 1999. Fiscal 2001 spending reflects continuing investments to support new product development, increased productivity, and improved product quality. Other cash inflows in 2001 consists of $367,000 of common stock in connection with the exercise of stock options. Other cash inflows in 2000 were $174,000 of common stock in connection with the exercise of stock options.

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

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

BUSINESS CLIMATE MAY BECOME VOLATILE

        Giga-tronics' has a significant number of defense-related orders. If the defense market should decline, shipments in the current year could be less than anticipated and cause a decrease in earnings. The Company's commercial product backlog has a number of risks and uncertainties such as the cancellation or deferral of orders dispute over performance and our ability to collect amounts due under the contract. If this occurs, then shipments in the current year could fall short of plan resulting in a decline in earnings.

GIGA-TRONICS ACQUISITIONS MAY NOT BE EFFECTIVELY INTEGRATED AND THEIR INTEGRATION MAY BE COSTLY

        As part of its business strategy, Giga-tronics intends to broaden its product lines and expand its markets, in part through the acquisition of other business entities. Giga-tonics is subject to various risks in connection with any future acquisitions. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the acquired companies, the potential disruption of the Company's business, the inability of management to maximize the financial and strategic position of the Company by the successful incorporation of acquired technology and rights into its product offerings, the maintenance of uniform standards, controls, procedures and policies, and the potential loss of key employees of acquired companies. No assurance can be given that any acquisition by Giga-tronics will or will not occur, that if an acquisition does occur, that it will not materially harm the Company or that any such acquisition will be successful in enhancing the Company's business. The Company currently contemplates that future acquisitions may involve the issuance of additional shares of common stock. Any such issuance may result in dilution to all Giga-tronics shareholders, and sales of such shares in significant volume by the shareholders of acquired companies may depress the price of its common stock.

FORWARD LOOKING STATEMENTS

        Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report to Shareholders contain forward-looking statements that involve risks and uncertainties. The actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed herein and in the Company's 2001 Report 10-K under "Item 1. Business" and "Certain Factors Which May Affect Future Operation Or An Investment In Giga-tronics" as filed with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------------
(In thousands except share data)                              March 31, 2001   March 25, 2000
                                                              --------------   --------------
ASSETS
Current assets
    Cash and cash equivalents                                    $ 3,469          $ 3,455
    Trade accounts receivable, net of allowance
          of $262 and $254 respectively                            7,767            9,194
    Inventories, net                                              15,185           14,113
    Prepaid expenses                                                 424              444
    Deferred income taxes                                          3,560            3,570
                                                                 -------          -------
TOTAL CURRENT ASSETS                                              30,405           30,776

Property and equipment
    Leasehold improvements                                           398              382
    Machinery and equipment                                       16,123           14,673
    Office furniture and fixtures                                  1,142            1,023
                                                                 -------          -------
Property and equipment, gross cost                                17,663           16,078
Less accumulated depreciation and amortization                    12,357           10,678
                                                                 -------          -------
PROPERTY AND EQUIPMENT, NET                                        5,306            5,400
PATENTS AND LICENSES                                                  36              112
GOODWILL, NET                                                        339              564
OTHER ASSETS                                                       1,232              674
                                                                 -------          -------
TOTAL ASSETS                                                     $37,318          $37,526
                                                                 =======          =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Accounts payable                                             $ 3,347          $ 4,065
    Accrued commissions                                              435              625
    Accrued payroll and benefits                                   1,687            1,638
    Accrued warranty                                                 732              553
    Customer advances                                                690            1,536
    Obligation under capital lease                                   167              118
    Other current liabilities                                        423            1,175
                                                                 -------          -------
TOTAL CURRENT LIABILITIES                                          7,481            9,710
OBLIGATIONS UNDER CAPITAL LEASE, NET OF CURRENT PORTION              115              127
DEFERRED INCOME TAXES                                                796            1,011
DEFERRED RENT                                                        451              529
                                                                 -------          -------
TOTAL LIABILITIES                                                  8,843           11,377
                                                                 -------          -------
SHAREHOLDERS' EQUITY
Preferred stock of no par value
    Authorized 1,000,000 shares; no shares outstanding
    at March 31, 2001 and March 25, 2000                              --               --
Common stock of no par value;
    Authorized 40,000,000 shares; 4,542,694 shares at
    March 31, 2001 and 4,431,008 shares at
    March 25, 2000 issued and outstanding                         12,346           11,921
Retained earnings                                                 16,129           14,228
                                                                 -------          -------
TOTAL SHAREHOLDERS' EQUITY                                        28,475           26,149
                                                                 -------          -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $37,318          $37,526
                                                                 =======          =======

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

---------------------------------------------------------------------------------------------------------------
Years ended
(In thousands except share data)                             March 31, 2001     March 25, 2000   March 27, 1999
                                                             --------------     --------------   --------------
NET SALES                                                       $ 54,159           $47,577          $ 37,636
Cost of sales                                                     35,103            31,767            26,102
                                                                --------           -------          --------
GROSS PROFIT                                                      19,056            15,810            11,534
Product development                                                5,087             4,180             5,313
Selling, general and administrative                               10,713             9,655             9,418
Amortization of intangibles                                          232               480               562
                                                                --------           -------          --------

Operating expenses                                                16,032            14,315            15,293
                                                                --------           -------          --------

OPERATING INCOME (LOSS)                                            3,024             1,495            (3,759)

Other income (expense)                                               232                79               632
Interest income, net                                                 205                59               121
                                                                --------           -------          --------
EARNINGS (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME
TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE                   3,461             1,633            (3,006)
Provision (benefit) for income taxes                               1,040               494            (1,148)
                                                                --------           -------          --------
EARNINGS (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING
CHANGE                                                             2,421             1,139            (1,858)
Cumulative effect of accounting change                               520                --                --
                                                                --------           -------          --------
NET EARNINGS (LOSS)                                             $  1,901           $ 1,139          $ (1,858)
                                                                ========           =======          ========

Basic earnings (loss) per share:
Before cumulative effect of accounting change                   $   0.54           $  0.26          $  (0.43)
                                                                --------           -------          --------
Cumulative effect of accounting change                             (0.12)               --                --
                                                                --------           -------          --------
Basic earnings (loss) per share                                 $   0.42           $  0.26          $  (0.43)
                                                                ========           =======          ========
Diluted earnings (loss) per share:
Before cumulative effect of accounting change                   $   0.51           $  0.24          $  (0.43)
                                                                --------           -------          --------
Cumulative effect of accounting change                             (0.11)               --                --
                                                                --------           -------          --------
Diluted earnings (loss) per share                               $   0.40           $  0.24          $  (0.43)
                                                                ========           =======          ========

Weighted average basic common shares outstanding                   4,474             4,379             4,338
Weighted average diluted common shares outstanding                 4,803             4,693             4,338

PRO FORMA AMOUNTS ASSUMING ACCOUNTING CHANGE IS
APPLIED RETROACTIVELY:
(Unaudited)

NET INCOME (LOSS)                                               $  2,421           $   623          $ (1,404)
                                                                ========           =======          ========
Net income (loss) per share - Basic                             $   0.54           $  0.14          $  (0.32)
                                                                ========           =======          ========
Net income (loss) per share - Diluted                           $   0.51           $  0.13          $  (0.32)
                                                                ========           =======          ========

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands except share data)

                                                     Common Stock                       Other
                                                     ------------     Comprehensive  Comprehensive   Retained
                                                Shares      Amount    Income (Loss)  Income (Loss)   Earnings     Total
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 28, 1998                      4,326,299    $11,532      $    --         $(18)       $ 14,947    $ 26,461
Comprehensive Income
    Net loss                                          --         --       (1,858)          --          (1,858)     (1,858)
    Unrealized gain on investments, net
        of income tax benefit of $10                  --         --           18           18              --          18
                                                                         -------
Comprehensive Loss                                    --         --       (1,840)          --              --          --
                                                                         =======
Stock issuance under stock
    Option plans                                  35,603         89           --           --              --          89

--------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 27, 1999                      4,361,902    $11,621      $    --         $ --        $ 13,089    $ 24,710
Comprehensive Income - net
   Net earnings                                       --         --        1,139           --           1,139       1,139
                                                                         =======
Stock issuance under stock
    Option plans                                  69,106        174           --           --              --         174
Tax benefit associated with exercise
    of stock options                                  --        126           --           --              --         126

--------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 25, 2000                      4,431,008    $11,921      $    --         $ --        $ 14,228    $ 26,149
Comprehensive Income - net
   Net earnings                                       --         --        1,901           --           1,901       1,901
                                                                         =======
Stock issuance under stock
    Option plans                                 111,686        367           --           --              --         367
Tax benefit associated with exercise
    of stock options                                  --         58           --           --              --          58

--------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 2001                      4,542,694    $12,346      $    --         $ --        $ 16,129    $ 28,475
==========================================================================================================================

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------------------------
Years ended
(In thousands)                                                    March 31, 2001    March 25, 2000    March 27, 1999
                                                                  --------------    --------------    --------------
CASH FLOWS PROVIDED FROM OPERATIONS:
Net earnings (loss)                                                  $ 1,901           $ 1,139           $(1,858)
Adjustments to reconcile net earnings (loss) to
    net cash provided by (used in) operations:
Provision for bad debt                                                     8              (182)              142
Depreciation and amortization                                          2,120             2,111             2,208
Tax benefit from employee stock options                                   58               126                --
Tax benefit of pre acquisition NOL utilization                            --               394                --
Gain on sales of fixed assets                                            (20)              (20)             (521)
Deferred income taxes                                                   (205)              (81)             (443)
Changes in operating assets and liabilities:
    Trade accounts receivable                                          1,419            (2,578)            1,738
    Inventories                                                       (1,072)             (864)           (1,710)
    Prepaid expenses                                                      20               (61)               74
    Accounts payable                                                    (718)            1,043              (622)
    Accrued commissions                                                 (190)              256              (180)
    Accrued payroll and benefits                                          49               292                67
    Accrued warranty                                                     179                86              (269)
    Accrued other expenses                                              (613)              535              (209)
    Customer advances                                                   (846)             (112)             (968)
    Income taxes receivable/payable                                     (139)              560               186
                                                                     -------           -------           -------
NET CASH PROVIDED BY (USED IN) OPERATIONS                              1,951             2,644            (2,365)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments                                                  --                --            (2,268)
Maturities of investments                                                 --                --             8,010
Proceeds from sale of property and equipment                              26                 7             1,291
Additions to property and equipment                                   (1,645)           (1,311)             (953)
Payment for purchase of Microsource, including
  transaction costs                                                       --                (8)             (605)
Advances to Microsource                                                   --                --              (940)
Other assets                                                            (489)             (565)              (17)
                                                                     -------           -------           -------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                   (2,108)           (1,877)            4,518

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock                                                 367               174                89
Payment on line of credit                                                 --                --            (1,500)
Payment on notes payable and other long term liabilities                 (78)              (45)           (2,497)
Payments on capital lease and other long term obligations               (118)             (127)             (170)
                                                                     -------           -------           -------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                      171                 2            (4,078)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          14               769            (1,925)
                                                                     -------           -------           -------
BEGINNING CASH AND CASH EQUIVALENTS                                    3,455             2,686             4,611
ENDING CASH AND CASH EQUIVALENTS                                       3,469             3,455             2,686
                                                                     =======           =======           =======
Supplementary disclosure of cash flow information:
    Cash paid for income taxes                                       $   988           $    86           $     7
    Cash paid for interest                                                --                --                --
Non-cash investing and financing activities:
    Purchases under capital lease obligations                            155                50                --
--------------------------------------------------------------------------------------------------------------------


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

        2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company The accompanying consolidated financial statements include the accounts of Giga-tronics and its wholly owned subsidiaries. Giga-tronics and its subsidiary companies design, manufacture and market a broad line of test and measurement equipment used in the development, test, and maintenance of wireless communications products and systems, flight navigational equipment, electronic defense systems, and automatic testing systems. The Company also manufactures and markets a line of test, measurement, and handling equipment used in the manufacturing of semiconductor devices. The Company's products are sold worldwide to customers in the test and measurement and semiconductor industries. The Company has a United Kingdom (UK) research & development facility for the Instruments division. Otherwise the Company has no other foreign-based operations or material amounts of identifiable assets in foreign countries. Its gross margins on foreign and domestic sales are similar, and all non-U.S. sales are made in U.S. dollars.

        Principles of Consolidation The consolidated financial statements include the accounts of Giga-tronics and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Fiscal Year The Company's financial reporting year consists of either a 52 week or 53 week period ending on the last Saturday of the month of March. Fiscal year 2001 contained 53 weeks while fiscal years 2000 and 1999 each contained 52 weeks.

        Reclassifications Certain reclassifications, none of which affected net income (loss), have been made to prior year balances in order to conform to the current year presentation.

        Revenue Recognition Revenues are recognized when there is evidence of an arrangement, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured. Revenue to customers is recorded when products are shipped and the risk of loss has passed. Upon shipment, the Company also provides for the estimated cost that may be incurred for product warranties. Revenue related to products shipped subject to customers' evaluation is recognized upon final acceptance.

        During the fourth quarter of fiscal 2001, the Company adopted Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements, effective March 26, 2000. Prior to the adoption of SAB 101, the Company recognized revenue on sales with final customer acceptance upon delivery and provided for the estimated costs of installation obligations at the time the revenue was recognized. The Company recorded a cumulative effect adjustment related to this change in accounting of $520,000, net of income taxes. The adoption of SAB 101 resulted in the deferral of $2,165,000 in sales as of the beginning of the 2001 fiscal year, and subsequent recognition of the deferred sales during the year.

        Pro forma effect of SAB 101 assuming accounting change is applied retroactively is as follows:

        Years ended                                 March 31, 2001   March 25, 2000   March 27, 1999
                                                    --------------   --------------   --------------
        (In thousands except per share data)
        (Unaudited)
        NET SALES                                      $54,159          $45,412          $ 39,120
        Cost of Sales                                   35,103           30,345            26,938
                                                       -------          -------          --------
        GROSS PROFIT                                    19,056           15,067            12,182
        Operating Expense                               16,032           14,315            15,293
                                                       -------          -------          --------
        OPERATING INCOME (LOSS)                          3,024              752            (3,111)
        Interest and other income                          437              138               753
                                                       -------          -------          --------
        EARNINGS (LOSS) BEFORE TAXES                     3,461              890            (2,358)
        Provision (benefit) for income taxes             1,040              267              (954)
                                                       -------          -------          --------
        NET INCOME (LOSS)                              $ 2,421          $   623          $ (1,404)
                                                       =======          =======          ========
        Net income (loss) per share - Basic            $  0.54          $  0.14          $  (0.32)
                                                       -------          -------          --------
        Net income (loss) per share - Diluted          $  0.51          $  0.13          $  (0.32)
                                                       -------          -------          --------

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

        Income Taxes Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        Patents and Licenses Patents and licenses are being amortized using the straight-line method over periods of five to seven years. As of March 31, 2001 and March 25, 2000 accumulated amortization on patents and licenses was $2,160,000 and $2,084,000, respectively.

        Goodwill Goodwill is being amortized using the straight-line method over a period of five years. As of March 31, 2001 and March 25, 2000 accumulated amortization on goodwill was $1,881,000 and $1,725,000 respectively.

        Pre-production costs The Company incurs pre-production costs on certain long-term supply arrangements. The costs, which represent non-recurring engineering and tooling costs owned by the Company, are capitalized as part of other assets and amortized over their useful life when reimbursable by the customer. Otherwise, they are expensed as incurred. Included in other assets as of March 31, 2001 and March 25, 2000 are capitalized design and development costs of $1,133,000 and $579,000, respectively.

        Product Development Costs Product development costs are charged to operations in the year incurred.

        Software Development Costs Development costs included in the research and development of new products and enhancements to existing products are expensed as incurred until technological feasibility in the form of a working model has been established. To date, completion of software development has been concurrent with the establishment of technological feasibility, and accordingly, no costs have been capitalized.

        Stock-based Compensation The Company uses the intrinsic value method to account for employee stock-based compensation.

        Earnings (Loss) Per Share Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share incorporate the incremental shares issuable upon the assumed exercise of stock options using the treasury method. Antidilutive options are not included in the computation of diluted earnings per share.

        Financial Instruments and Concentration of Credit Risk Financial instruments, which potentially subject the Company to credit risk as of March 31, 2001, consist principally of cash, cash equivalents and trade accounts receivable. The Company's cash equivalents consist principally of money market funds and certificates of deposits. Cash and cash equivalents are held in recognized depository institutions. Concentration of credit risk in trade accounts receivable results primarily from sales to major customers. The Company individually evaluates the creditworthiness of its customers and generally does not require collateral or other security.

        Fair Market Value of Financial Instruments The carrying amount for the Company's cash equivalents, trade accounts receivable and accounts payable approximates fair market value because of the short maturity of these financial instruments.

        Recent Accounting Pronouncements The Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the Balance Sheet and measure those instruments at fair value. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. The Company must adopt SFAS No. 133 in the first quarter of fiscal 2002. Management does not believe the adoption of SFAS No. 133 will have a material effect on the financial position or operations of the Company.

        3    CASH AND CASH EQUIVALENTS

        Cash and cash equivalents consisted of the following at March 31, 2001 and March 25, 2000:

        ------------------------------------------------------------------------
        March 31, 2001                    Cash and Cash Equivalents
                                          --------------------------
        (In thousands)                   Amortized                Fair
                                            Cost                  Value
        Cash                                $3,469                 $3,469
                                            ------                 ------
          Total                             $3,469                 $3,469
                                            ======                 ======

        ------------------------------------------------------------------------
        March 25, 2000                     Cash and Cash Equivalents
                                           -------------------------
        (In thousands)                   Amortized                 Fair
                                            Cost                   Value
        Cash                                $1,067                $1,067
        Money market funds                   1,933                 1,933
        Other marketable securities            455                   455
                                            ------                ------
          Total                             $3,455                $3,455
                                            ======                ======

        4    INVENTORIES

        ------------------------------------------------------------------------
        Years ended
        (In thousands)                         March 31, 2001     March 25, 2000
        ------------------------------------------------------------------------
        Raw materials                             $ 8,432            $ 8,095
        Work-in-progress                            4,833              5,167
        Finished goods                              1,020                294
        Loaned Inventory                              900                557
                                                  -------            -------
                                                  $15,185            $14,113
                                                  =======            =======

        5    SELLING EXPENSES

        Selling expenses consist primarily of commissions paid to various marketing agencies. Commission expense totaled $2,579,000, $2,360,000, and $2,051,000 in fiscal 2001, 2000, and 1999, respectively. Advertising costs which are expensed as incurred totaled $579,000, $511,000, and $558,000 for fiscal 2001, 2000, and 1999, respectively.

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

        The Company's reportable operating segments are strategic business units that offer different products and services. They are managed separately because each business utilizes different technology and requires different marketing strategies. All of the businesses except for Giga-tronics Instruments were acquired. The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues and pre-tax income by operating segment. The tables below present information for the fiscal years ended in 2001, 2000 and 1999:

        March 31, 2001 (In thousands):

                              Giga-tronics
                               Instruments        ASCOR         Microsource       DYMATIX        Corporate       Total
                              ------------       -------        -----------       -------        ---------      --------
        Revenue                 $ 25,001         $ 7,503         $ 13,208         $ 8,447         $   --        $ 54,159
        Interest income               25              93                6               3            109             236
        Interest expense            (196)             (4)            (744)           (354)         1,267             (31)
        Depreciation and
          amortization               604             148            1,270              98             --           2,120
        Pre-tax income             1,193           1,436             (985)            434          1,383           3,461
        Assets                    15,518           4,172           11,937           5,236            455          37,318

        March 25, 2000 (In thousands):

                              Giga-tronics
                               Instruments        ASCOR         Microsource       DYMATIX        Corporate       Total
                              ------------       -------        -----------       -------        ---------      --------
        Revenue                 $ 18,516         $ 6,705         $ 15,069         $ 7,287         $   --        $ 47,577
        Interest income               --              34                1              --             70             105
        Interest expense             (25)            (15)            (634)           (329)           957             (46)
        Depreciation and
          amortization               699             153            1,164              95             --           2,111
        Pre-tax income               361              53              132             168            919           1,633
        Assets                    13,546           5,299           11,874           5,396          1,411          37,526

        March 27, 1999 (In thousands):

                                   Giga-tronics
                                    Instruments       ASCOR        Microsource       DYMATIX        Corporate         Total
                                   ------------       ------       -----------       -------        ---------        --------
        Revenue                      $ 17,061         $6,484        $  8,984         $ 5,107         $    --         $ 37,636
        Interest income                    35             10              --               2             120              167
        Interest expense                   --             31             455             287            (727)              46
        Depreciation and
          amortization                    924            152           1,004             128              --            2,208
        Pre-tax income (loss)            (805)           546            (777)         (2,791)            821           (3,006)
        Assets                         10,130          4,426          11,495           5,763           1,445           33,259

        The Company's Giga-tronics Instruments, ASCOR, and Microsource segments sell to agencies of the U.S. Government and U.S. defense-related customers. In fiscal 2001, 2000, and 1999 U.S. Government and U.S. defense-related customers accounted for 11%, 16%, and 24%, of sales, respectively. In addition during 2001, a Japanese distibutor of the Company, Midoriya, accounted for 10% of the Company's consolidated sales and 11% of accounts receivable as of year end.

        Export sales accounted for 41%, 30%, and 20% of the Company's sales in fiscal 2001, 2000, and 1999, respectively. Export sales by geographical area are shown below:

        Years ended
        (In thousands)       March 31, 2001   March 25, 2000   March 27, 1999
        ------------------------------------------------------------------------
        Americas                $ 4,256          $ 1,989          $  445
        Europe                    6,831            6,448           3,446
        Asia                      9,512            4,981           3,371
        Rest of world             1,473            1,050             403
                                -------          -------          ------
                                $22,072          $14,468          $7,665
                                =======          =======          ======

        7    EARNINGS (LOSS) PER SHARE

        Shares used in per share computations for the years ended March 31, 2001, March 25, 2000, and March 27, 1999 are as follows:

        Years ended
        (In thousands except per share data)           March 31, 2001  March 25, 2000  March 27, 1999
        -------------------------------------------------------------------------------------------
        Net earnings (loss)                                $1,901          $1,139          $(1,858)
                                                           ======          ======          =======
        Weighted average:
        Common shares outstanding                           4,474           4,379            4,338
        Common share equivalents                              329             314               --
                                                           ------          ------          -------
        Common shares assuming dilution                     4,803           4,693            4,338
                                                           ======          ======          =======

        Net earnings per share of common stock             $ 0.42          $ 0.26          $ (0.43)
                                                           ======          ======          =======
        Net earnings per share of common
        stock assuming dilution                            $ 0.40          $ 0.24          $ (0.43)
                                                           ======          ======          =======

        Stock options not included in computation              57              24              537
                                                           ======          ======          =======

        The number of stock options not included in the computation of diluted earnings per share (EPS) for the period ended March 27, 1999 is a result of the Company's loss from continuing operations and therefore the options are antidilutive. The number of stock options not included in the computation of diluted EPS for the periods ending March 31, 2001 and March 25, 2000 reflects stock options where the exercise prices were greater than the average market price of the common shares and are therefore antidilutive.

        8    INCOME TAXES

Following are the components of the provision (benefit) for income taxes:

        ---------------------------------------------------------------------------------------------------
        Years ended
        (In thousands)                                    March 31, 2001   March 25, 2000    March 27, 1999
        ---------------------------------------------------------------------------------------------------
        Current:
            Federal                                           $ 1,063           $  46           $  (720)
            State                                                  66               7                 4
                                                              -------           -----           -------
                                                                1,129              53              (716)

        Deferred:
            Federal                                                58            (180)             (205)
            State                                                (263)            100              (227)
                                                              -------           -----           -------
                                                                 (205)            (80)             (432)

        Charge in lieu of taxes attributable to
        employer stock option plans                                58             127                --
        Goodwill, for initial recognition of
        acquired tax benefits that previously
        were included in the valuation reserve                     58             394                --
                                                              -------           -----           -------

        Provision (benefit) for income taxes                  $ 1,040           $ 494           $(1,148)
                                                              =======           =====           =======

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

        -----------------------------------------------------------------------------------------
        Years ended
        (In thousands)                                            March 31, 2001   March 25, 2000
        -----------------------------------------------------------------------------------------
        Current tax assets, net                                      $ 3,560           $ 3,570
        Noncurrent tax asset (liabilities), net                         (796)           (1,011)
                                                                     -------           -------
        Net deferred taxes                                           $ 2,764           $ 2,559
                                                                     =======           =======

        Future state tax effect                                         (182)             (188)
        Allowance for doubtful accounts                                  112               196
        Fixed asset depreciation                                        (855)           (1,116)
        Inventory reserves and additional costs capitalized            2,529             2,747
        Deferred revenue                                                  --                19
        Accrued vacation                                                 284               268
        Accrued warranty                                                 314               237
        Other accrued liabilities                                        212               330
        Net operating loss carryforward                                6,056             6,452
        Income tax credits                                               786               501
        Valuation allowances                                          (6,492)           (6,887)
                                                                     -------           -------
                                                                     $ 2,764           $ 2,559
                                                                     =======           =======

        ------------------------------------------------------------------------------------------------------------------------
        Years ended
        (In thousands except percentages)                   March 31, 2001           March 25, 2000           March 27, 1999
        ------------------------------------------------------------------------------------------------------------------------
        Statutory federal income tax (benefit)           $ 1,176         34.0%     $ 555         34.0%     $(1,022)        34.0%
        Beginning of year change in deferred
            Tax asset valuation allowance                     --           --        (55)        (3.4)          --           --
        State income tax, net of federal benefit             200          5.8         57          3.5         (146)         4.9
        Nontax deductible expenses                             6          0.2          6          0.4           14         (0.4)
        Tax credits                                         (297)        (8.6)       (98)        (6.0)         (58)         1.9
        Goodwill and patent amortization                      60          1.7         88          5.4           84         (2.8)
        Interest income exempt from federal tax              (58)        (1.7)       (51)        (3.1)         (19)          .6
        Other                                                (47)        (1.4)        (8)         (.5)          (1)          --
                                                         --------------------      ------------------      --------------------
        Effective income tax (benefit)                   $ 1,040         30.0%     $ 494         30.3%     $(1,148)        38.2%
                                                         ====================      ==================      ====================

        The change in valuation allowance from March 25, 2000 to March 31, 2001 was $395,000. The change in valuation allowance from March 27, 1999 to March 25, 2000 was $860,000. The change in valuation allowance from March 28, 1998 to March 27, 1999 was $7,648,000.

        The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets, which may not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based on the historical taxable income and projections for future taxable income over the periods in which the deferred tax assets become deductible, management believes it more likely than not that the Company will realize benefits of these deductible differences, net of valuation allowances as of March 31, 2001.

        During the year ended March 27, 1999, the Company acquired approximately $7,600,000 of deferred tax assets in the acquisition of Microsource, which was fully offset by a valuation allowance. Subsequent recognition of tax benefits relating to the valuation allowance for deferred tax assets of Microsource will be allocated to goodwill and the remainder to income tax benefit. As of March 31, 2001, goodwill has been reduced by $452,000 for the tax benefits realized from the Microsource deferred tax assets.

        During the years ended March 31, 2001 and March 25, 2000, disqualifying employee stock option dispositions resulted in an income tax deduction to the Company of approximately $145,000 and $269,000, respectively, and a tax benefit of approximately $58,000 and $127,000, respectively. The tax benefit has been reflected as an increase to the Company's paid-in capital in the accompanying Statement of Shareholders' Equity.

        9    STOCK OPTIONS AND EMPLOYEE BENEFIT PLANS

        Stock Option Plan The Company established a 1990 Stock Option Plan which provided for the granting of options for up to 700,000 shares of common stock. The 1990 Plan expired during the 2001 fiscal year. The Company subsequently established the 2000 Stock Option Plan which provides for the granting of options for up to 700,000 shares of common stock at 100% of fair market value at the date of grant, with each grant requiring approval by the Board of Directors of the Company. Options granted vest in one or more installments as set forth in the relevant option agreement and must be exercised while the grantee is employed by the Company or within a certain period after termination of employment. Options granted to employees shall not have terms in excess of 10 years from the grant date. During December 1998, the Company offered options holders the opportunity to have outstanding options repriced to current fair value, with the related vesting period starting over. The Company cancelled and reissued (repriced) 405,250 options pursuant to the repricing. Holders of options may be granted stock appreciation rights (SAR's), which entitle them to surrender outstanding options for a cash distribution under certain changes in ownership of the Company, as defined in the stock option plan. As of March 31, 2001, no SAR's have been granted under the option plan. As of March 31, 2001, the total number of shares of common stock available for issuance is 540,800 under the 2000 stock option plan. All outstanding options have a term of five years.

        Following is a summary of stock option activity:

                                              Per Share Weighted
                                              Average Fair Value        Options                      Weighted Average
                                              of Options Granted      Exercisable       Shares        Exercise Price
         ------------------------------------------------------------------------------------------------------------
         Outstanding as of March 28, 1998                               106,682         390,670          $7.268
         ------------------------------------------------------------------------------------------------------------
             Exercised                                                                   (1,400)          2.660
             Forfeited                                                                 (561,456)          6.399
             Granted                                $2.914                              807,750           2.818
         ------------------------------------------------------------------------------------------------------------
         Outstanding as of March 27, 1999                                48,814         635,564           2.391
         ------------------------------------------------------------------------------------------------------------
             Exercised                                                                  (28,204)          2.515
             Forfeited                                                                 (168,875)          2.118
             Granted                                $2.613                              115,500           2.613
         ------------------------------------------------------------------------------------------------------------
         Outstanding as of March 25, 2000                               131,424         553,985           2.514
         ------------------------------------------------------------------------------------------------------------
             Exercised                                                                  (84,212)          2.247
             Forfeited                                                                  (89,737)          4.786
             Granted                                $6.407                              214,700           6.407
         ------------------------------------------------------------------------------------------------------------
         Outstanding as of March 31, 2001                               143,988         594,736          $3.610
         ------------------------------------------------------------------------------------------------------------

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


        Years ended
        (In thousands except per share data)            March 31, 2001     March 25, 2000     March 27, 1999
        ----------------------------------------------------------------------------------------------------
        Net earnings (loss)
            As reported                                     $1,901             $1,139            $(1,858)
            Pro-forma                                        1,537                872             (2,234)
        Net earnings (loss) per share - basic
            As reported                                       0.42               0.26              (0.43)
            Pro-forma                                         0.34               0.20              (0.52)
        Net earnings (loss) per share - diluted
            As reported                                       0.40               0.24              (0.43)
            Pro-forma                                       $ 0.32             $ 0.19            $ (0.52)

        For purposes of computing pro-forma (unaudited) consolidated net earnings (loss), the fair value of each option grant and Employee Stock Purchase Plan purchase right is estimated on the date of grant using the Black Scholes option pricing model. The assumptions used to value the option grants and purchase rights are stated below:

        Years ended                      March 31, 2001     March 25, 2000      March 27, 1999
        --------------------------------------------------------------------------------------
        Expected life of options             4 years            4 years            4 years
        Expected life of purchase rights     6 mos              6 mos              6 mos
        Volatility                           60%                60%                60%
        Risk-free interest rate              4.64 to 6.30       5.08 to 5.97       4.53 to 5.66
        Dividend yield                       Zero               Zero               Zero

        Options Outstanding and Exercisable as of March 25, 2001, by Price Range

        --------------------------------------------------------------------------------------------------
                                     Number  Weighted Average        Weighted       Number        Weighted
        Range of                 of Options         Remaining         Average   of Options         Average
        Exercise Prices         Outstanding  Contractual Life  Exercise Price  Exercisable  Exercise Price
        --------------------------------------------------------------------------------------------------
        $2.09                       286,536              2.69          $2.094      113,238          $2.094
        From $2.12 to $5.09         182,200              3.77           3.658       30,750           2.895
        From $6.13 to $8.88         126,000              4.54           6.990           --              --
                                    -------              ----          ------      -------           -----
        From $2.09 to $8.88         594,736              3.41          $3.610      143,988           $2.26
                                    =======              ====          ======      =======           =====

        Employee Stock Purchase Plan Under the Company's Employee Stock Purchase Plan (the Purchase Plan), employees meeting specific employment qualifications are eligible to participate and can purchase shares semi-annually through payroll deductions at the lower of 85% of the fair market value of the stock at the commencement or end of the offering period. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions for up to 10% of qualified compensation. As of March 31, 2001, 18,260 shares remain available for issuance under the Purchase Plan. The weighted average fair value of the purchase rights granted in fiscal 2001 was $6.471.

        401(k) Plan The Company has established 401(k) plans which cover substantially all employees. Participants may make voluntary contributions to the plan up to 20% of their defined compensation. The Company is required to match a percentage of the participants' contributions in accordance with the plan. Participants vest ratably in Company contributions over a four-year period. Company contributions to the plans for fiscal 2001, 2000, and 1999 were approximately $208,000, $151,000, and $153,000, respectively.

        10   COMMITMENTS

        The Company leases a 47,300 square foot facility located in San Ramon, California, under a twelve-year lease (as amended) that commenced in April 1994. The Company leases a 18,756 square foot facility located in Fremont, California, under a seven-year lease that commenced in July 1999. The Company leases a 20,400 square foot facility located in Santa Clara, California, under a seven-year lease that commenced in July 1995. The Company leases a 49,090 square foot facility located in Santa Rosa, California, under a twenty-year lease that commenced in July 1993. These facilities accommodate all of the Company's present operations. The Company also has acquired equipment under capital and operating leases. The future minimum lease payments for operating equipment and facility leases are shown below:

        ------------------------------------------------------------------------
        Fiscal years
        (In thousands)
        ------------------------------------------------------------------------
        2002                                                            $ 1,717
        2003                                                              1,581
        2004                                                              1,535
        2005                                                                875
        2006                                                                886
        Thereafter                                                        6,241
                                                                        -------
                                                                        $12,835
                                                                        =======

        The aggregate rental expense was $1,816,000, $1,812,000, and $1,462,000 in fiscal 2001, 2000, and 1999, respectively.

        As of March 31, 2001, Property and Equipment includes equipment under capital lease of $283,000 and related accumulated amortization of $162,000. As of March 25, 2000, Property and Equipment includes equipment under capital lease of $313,000 and related accumulated amortization of $99,000. As of March 27, 1999, Property and Equipment includes equipment under capital lease of $502,000 and related accumulated amortization of $111,000. The future minimum lease payments for capital equipment leases are shown below.

        ----------------------------------------------------------------------
        Fiscal years
        (In thousands)
        ----------------------------------------------------------------------
        2002                                                            $ 182
        2003                                                               70
        2004                                                               57
                                                                        -----
        Total                                                             309
        Less interest costs                                                27
                                                                        -----
        Present value of minimum lease payments                           282
        Less current portion                                              167
                                                                        -----
        Long term portion of capital lease obligations                  $ 115
                                                                        =====

        11   LINE OF CREDIT

        The Company has an agreement with a bank for an unsecured revolving line of credit loan for $7,000,000 with interest payable at prime rate or at LIBOR plus 1 1/2 percent. As of March 31, 2001, this credit line has not been utilized by the Company and expires July 31, 2001.

I N D E P E N D E N T  A U D I T O R S'  R E P O R T


The Board of Directors and Shareholders
Giga-tronics Incorporated:


        We have audited the accompanying consolidated balance sheets of Giga-tronics Incorporated and subsidiaries as of March 31, 2001 and March 25, 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for years ended March 31, 2001, March 25, 2000, and March 27, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Giga-tronics Incorporated and subsidiaries as of March 31, 2001 and March 25, 2000, and the results of their operations and their cash flows for the years ended March 31, 2001, March 25, 2000, and March 27, 1999, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective March 26, 2000, the Company changed its method of accounting for certain equipment sales.



/s/
KPMG LLP

Mountain View, California
May 4, 2001

SELECTED FINANCIAL DATA

SUMMARY OF OPERATIONS:                                                   YEAR ENDED
------------------------------------------------------------------------------------------------------------------
 (In thousands except per share data)         March 31,     March 25,      March 27,      March 28,     March 29,
                                                2001          2000           1999           1998          1997
Net sales                                      $54,159       $47,577       $ 37,636        $36,813       $38,031
Gross profit                                    19,056        15,810         11,534         15,789        14,627
Operating expenses                              16,032        14,315         15,293         15,172        13,096
Interest income, net                               205            59            121            457           533
Earnings (loss) before cumulative effect
of accounting change and income taxes            3,461         1,633         (3,006)         1,096         2,048

Earnings (loss) before cumulative effect
of accounting change                             2,421         1,139         (1,858)           767         1,509
Net earnings (loss)                              1,901         1,139         (1,858)           767         1,509
Net earnings (loss) per share - basic          $  0.42       $  0.26       $  (0.43)       $  0.18       $  0.35

Net earnings (loss) per share - diluted        $  0.40       $  0.24       $  (0.43)       $  0.18       $  0.34

FINANCIAL POSITION:

--------------------------------------------------------------------------------------------------------
 (In thousands except ratio)          March 31,     March 25,     March 27,     March 28,     March 29,
                                        2001          2000          1999          1998          1997
Current ratio                             4.06          3.17          3.32          5.06          4.32
Working capital                        $22,924       $21,066       $18,021       $23,484       $22,692
Total assets                            37,318        37,526        33,259        32,672        33,618
Shareholders' equity                   $28,475       $26,149       $24,710       $26,461       $25,654
Shares of common stock - basic           4,474         4,379         4,338         4,319         4,300
Shares of common stock - diluted         4,803         4,693         4,338         4,377         4,376

PERCENTAGE DATA:

--------------------------------------------------------------------------------------------------------------
                                                        March 31,  March 25,  March 27,   March 28,  March 29,
                                                          2001       2000       1999        1998       1997
 Percent of net sales

      Gross profit                                        35.2       33.2       30.6        42.9       38.5
      Operating expenses                                  29.6       30.1       40.6        41.2       34.4
      Interest income, net                                 0.4        0.1        0.3         1.2        1.4
      Earnings (loss) before cumulative effect of
      accounting change and income taxes                   6.4        3.4       (8.0)        3.0        5.4
      Net earnings (loss)                                  3.5        2.4       (4.9)        2.1        4.0

COMMON STOCK MARKET PRICES

Giga-tronics' common stock is traded over the counter on NASDAQ/NMS National Market System using the symbol "GIGA". The number of record holders of the Company's common stock as of March 31, 2001 was close to 1,400. The table below shows the high and low closing bid quotations for the common stock during the indicated fiscal periods. These quotations reflect inter-dealer prices without retail mark-ups, mark-downs, or commission and may not reflect actual transactions.

                       ---------------------------------------------------------------------------------
                              2001        High           Low         2000         High          Low
                       ---------------------------------------------------------------------------------
 First quarter          (3/26-6/24)        12 7/8       6 3/8     (3/28-6/26)        3           1 3/4
 Second quarter         (6/25-9/30)        10           6 25/32   (6/27-9/25)        3 5/16      1 13/16
 Third quarter         (10/1-12/30)        7 5/16       4 13/16   (9/26-12/25)       7 1/2       2 1/2
 Fourth quarter        (12/31-3/31)        8 3/16       4 7/8     (12/26-3/25)      22           6 1/2
--------------------------------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

Effective March 26, 2000, the Company changed its method of accounting for revenue recognition to conform with the guidance provided by SAB 101 (see Note
2). The Company's unaudited financial results for the quarters ended June 24, September 30 and December 30, 2000 have been restated to apply SAB 101 retroactively to the beginning of fiscal 2001. The impact in 2001 of adopting SAB 101 was to increase net income before the cumulative effect of the accounting change by $520,000, net of income taxes.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

-----------------------------------------------------------------------------------------------------------
(In thousands except per share data)                                      2001
                                                 ----------------------------------------------------------
                                                   First      Second        Third       Fourth         Year
                                                 -------     -------      -------      -------      -------
Net sales                                        $13,637     $13,642      $11,368      $15,512      $54,159
Gross profit                                       4,963       4,814        4,068        5,211       19,056
Operating expenses                                 3,775       4,298        3,883        4,076       16,032
Interest income, net                                  33          36           96           40          205
Earnings before cumulative effect of
accounting change and income taxes                 1,253         666          322        1,220        3,461
Earnings before cumulative effect of
accounting change                                    877         465          225          854        2,421
Net earnings                                         357         465          225          854        1,901
Net earnings per share - basic                   $  0.08     $  0.10      $  0.05      $  0.19      $  0.42
Net earnings per share - diluted                 $  0.07     $  0.10      $  0.05      $  0.18      $  0.40
Equivalent shares of common stock - basic          4,437       4,460        4,488        4,511        4,474
Equivalent shares of common stock - diluted        4,817       4,796        4,777        4,801        4,803

The results of operations and statements of financial position as previously reported in the Company's interim 2001 financial statements filed on Form 10-Q have been revised to retroactively reflect on a pro-forma basis the application of SAB 101 effective March 26, 2000.

                                                                      For the three months ended
                                        ---------------------------------------------------------------------------------
                                                June 24, 2000             September 30, 2000        December 30, 2000
                                                -------------             ------------------        -----------------
                                        As Reported       Revised   As Reported       Revised   As Reported       Revised
                                        -----------       -------   -----------       -------   -----------       -------
Net sales                                   $12,161       $13,637       $14,058       $13,642       $11,810       $11,368
Gross profit                                  4,436         4,963         4,946         4,814         4,266         4,068
Operating expenses                            3,775         3,775         4,298         4,298         3,883         3,883
Interest income, net                             33            33            36            36            96            96
Earnings before cumulative effect
of accounting change and income taxes           726         1,253           798           666           520           322
Earnings before cumulative effect
of accounting change                            508           877           557           465           363           224
Net earnings                                    508           357           557           465           363           224

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

-------------------------------------------------------------------------------------------------------------------
(In thousands except per share data)                                             2000
                                                  -----------------------------------------------------------------
                                                     First         Second         Third        Fourth          Year
                                                  --------        -------       -------       -------       -------
Net sales                                         $ 11,505        $11,834       $11,314       $12,924       $47,577
Gross profit                                         3,451          3,948         3,990         4,421        15,810
Operating expenses                                   3,315          3,638         3,568         3,794        14,315
Interest income, net                                    (1)             3            22            35            59
Earnings before income taxes                           162            324           460           687         1,633
Net earnings                                           112            227           322           478         1,139
Net earnings per share - basic                    $   0.03        $  0.05       $  0.07       $  0.11       $  0.26
Net earnings per share - diluted                  $   0.03        $  0.05       $  0.07       $  0.10       $  0.24
Equivalent shares of common stock -  basic           4,362          4,368         4,383         4,402         4,379
Equivalent shares of common stock - diluted          4,372          4,483         4,611         4,846         4,693